Exhibit 2.1

EXECUTION VERSION

SHARE PURCHASE AGREEMENT

between

2393514 ONTARIO INC.,

APOGEE ENTERPRISES, INC.,

PEF 2005 ALUMICOR INVESTMENT LIMITED PARTNERSHIP, on behalf of itself and as Sellers’ Agent,

ANDRE BELANGER,

KEN ROWSON,

JOHN CASTELHANO,

ANTHONY KERWIN,

LAWRENCE MAKER,

PAUL ANTONIADIS,

and

ALUMICOR LIMITED

For the Purchase of All of the Outstanding Shares of Alumicor Limited

Dated as of November 5, 2013

v

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT dated as of this 5th day of November, 2013 by and among (i) 2393514 Ontario Inc., a corporation organized and existing under the laws of the Province of Ontario (the “Purchaser”), (ii) Apogee Enterprises, Inc., a corporation organized and existing under the laws of Minnesota (the “Guarantor”), (iii) PEF 2005 Alumicor Investment Limited Partnership (“PEF”), a limited partnership formed and existing under the laws of the Province of British Columbia, on behalf of itself and as agent for the Sellers, as described in Section 13.15 (the “Sellers’ Agent”), Andre Belanger, an individual residing in Farbreville, Laval, Quebec; Ken Rowson, an individual residing in Winnipeg, Manitoba; John Castelhano, an individual residing in Toronto, Ontario; Anthony Kerwin, an individual residing in Winnipeg, Manitoba; Lawrence Maker, an individual residing in Thornhill, Ontario; and Paul Antoniadis, an individual residing in Burlington, Ontario (collectively, together with PEF, the “Shareholders” or the “Sellers”), and (iv) Alumicor Limited (the “Acquired Company” or “Alumicor”). The Purchaser, the Sellers, the Sellers’ Agent and the Acquired Company are sometimes referred to in this Agreement, individually, as a “party” and, collectively, as the “parties”.

R E C I T A L S:

WHEREAS, as of the date hereof, each Seller owns or is the holder of, as applicable (i) issued and outstanding Special Shares, Class A Common Shares, Class B Common Shares and Class C Preferred Shares of the Acquired Company (the “Purchased Shares”), in each case, in the amount set forth opposite his/her/its name on Schedule A hereto;

WHEREAS, on the Closing Date, the Sellers wish to sell and the Purchaser wishes to purchase the Purchased Shares and the parties wish to repay and settle all outstanding obligations under the Seller Note;

WHEREAS, the Sellers are hereby appointing PEF (such entity or its successor named in accordance with Section 13.15 being referred to herein as the Sellers’ Agent), to act on their behalf with respect to certain matters contemplated herein; and

WHEREAS the Purchaser is, directly or indirectly, a wholly-owned Affiliate of the Guarantor.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as hereinafter set forth:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions.

As used in this Agreement, the following terms have the meanings ascribed thereto below.

(1)	“Acquired Company” has the meaning set forth in the Preamble;

(2)	“Acquired Company Fundamental Reps” has the meaning set forth in Section 11.1;

(3)	“Adjustment Escrow Account” has the meaning set forth in Section 2.3(i);

(4)	“Adjustment Report” has the meaning set forth in Section 2.6(d);

(5)	“Affiliates” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the specified Person. As used in this definition, “control”, “controlled by” and “under common control with” means possession, directly or indirectly, of power to direct or cause the direction of management or policies of such Person (whether through ownership of securities or other partnership or ownership interests, as trustee, personal representative or executive or by contract, credit agreement or otherwise) provided that in any event, any Person which owns directly, indirectly or beneficially 50% or more of the securities having voting power for the election of directors or other governing body of a corporation or 50% or more of the partnership interests or other ownership interests of any other Person will be deemed to control such Person;

(6)	“Agent Indemnified Party” has the meaning set forth in Section 13.15(c);

(7)	“Agreement” means this Share Purchase Agreement, the Disclosure Schedule and all other Schedules and Exhibits attached to this Agreement and the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this Agreement and unless otherwise indicated, references to Sections, Articles or Exhibits are sections, articles or exhibits, as applicable, in this Agreement;

(8)	“Alumicor” has the meaning set forth in the Preamble;

(9)	“Balance Sheet Date” means December 31, 2012;

(10)	“Base Purchase Price” has the meaning set forth in Section 2.2(a)(i);

(11)	“Benefit Plans” has the meaning set forth in Section 3.15(a);

(12)	“Business Day” means any day other than a Saturday, Sunday or statutory holiday in the Province of Ontario;

(13)	“Closing” means the closing of the transactions contemplated by this Agreement;

(14)	“Closing Date” means the day which is three (3) Business Days after the day on which the conditions set forth in Article 9 and Article 10 have been satisfied or waived (other than conditions that, by their terms, are to be satisfied at the Closing), or at such other date as the Purchaser and the Sellers shall mutually agree;

(15)	“Closing Date Balance Sheet” has the meaning set forth in Section 2.6(a);

(16)	“Closing Date Working Capital” has the meaning set out in Section 2.6(a);

(17)	“Closing Date Working Capital Statement” has the meaning set forth in Section 2.6(a);

(18)	“Company Books and Records” means all books, records, files, instruments, papers or data of the Acquired Company and the Subsidiary, including financial statements, Tax Returns and related work papers and letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, stock certificates and books, stock transfer ledgers, Contracts, Permits, customer lists, product testing and test reports, computer files and programs, operating data and plans and environmental studies and plans;

(19)	“Company Intellectual Property” has the meaning set forth in Section 3.14;

(20)	“Confidential Memorandum” has the meaning set forth in Section 13.5;

(21)	“Confidentiality Agreement” has the meaning set forth in Section 7.1;

(22)	“Contract” means any written or unwritten agreement, lease, license, mortgage, indenture, note, debenture, credit agreement, security agreement, purchase order or other contract;

(23)	“Counsel” has the meaning set forth in Section 13.18;

(24)	“Credit Facility” means the loan and credit facilities provided pursuant to the facility letter among HSBC Bank Canada, as lender, the Acquired Company, as borrower, and the Subsidiary, as guarantor, dated January 28, 2013, as amended by letter agreement dated July 30, 2013, and as may be amended from time to time;

(25)	“Credit Facility Debt Amount” means the principal, interest and other amounts (including prepayment fees, legal fees and other expenses) required to be paid to satisfy in full the obligations of the Acquired Company and the Subsidiary pursuant to the Credit Facility;

(26)	“Crown” means the Canadian federal crown and/or any Canadian provincial crown, as applicable;

(27)	“Current Representation” has the meaning set forth in Section 13.18;

(28)	“currently realizable” has the meaning set forth in Section 11.7(b);

(29)	“De Minimis Loss” has the meaning set forth in Section 11.3(ii);

(30)	“Deductible” has the meaning set forth in Section 11.3(iii);

(31)	“Directors and Officers” has the meaning set forth in Section 7.5(c);

(32)	“Disclosure Schedule” means the disclosure schedule of the Acquired Company attached to this Agreement including all exhibits thereto;

(33)	“Dispute Notice” has the meaning set forth in Section 2.6(c);

(34)	“Dispute Period” has the meaning set forth in Section 11.6(c);

(35)	“Draft Closing Date Balance Sheet” has the meaning set forth in Section 2.6(a);

(36)	“Draft Closing Date Working Capital Statement” has the meaning set forth in Section 2.6(a);

(37)	“Draft Closing Statements” has the meaning set forth in Section 2.6(a);

(38)	“Environmental Laws” means any and all federal, provincial, state, municipal or local statutes, regulations, orders, by-laws or ordinances relating to pollution or protection of the environment, including those relating to emissions, discharges or releases of Hazardous Materials;

(39)	“Escrow Agent” has the meaning set forth in Section 2.3(i);

(40)	“Escrow Agreement” has the meaning set forth in Section 2.3(i);

(41)	“Estimated Closing Date Working Capital” has the meaning set forth in Section 2.2(b);

(42)	“Estimated Purchase Price” has the meaning set forth in Section 2.2(b);

(43)	“Exchange Agreement” means the Exchange Rights Agreement by and among Alderpoint Holdings Inc. and PEF effective July 25, 2007 and to which the other Sellers are bound;

(44)	“Excluded Business” means: (a) the engineered wall systems business of the Acquired Company where the contracts to supply any such system included the installation of such system; and (b) any and all business of the Subsidiary;

(45)	“Existing Litigation” means, collectively, the Legal Proceedings listed in: (a) Part I of the Disclosure Schedule (the “EB Existing Litigation”); and (b) Part II of Section 3.23 of the Disclosure Schedule (the “Non-EB Existing Litigation”);

(46)	“EB Escrow Amount” has the meaning set forth in Section 2.3(i);

(47)	“Exhibits” means the exhibits to this Agreement;

(48)	“Financial Statements” has the meaning set forth in Section 3.7(a);

(49)	“generally accepted accounting principles” has the meaning set forth in Section 1.4;

(50)	“Governmental Authority” means any federal, national, supranational, state, provincial or local government, any court, tribunal, arbitrator, authority, agency, commission, official, any Canadian minister or the crown or foreign equivalent or any non-governmental self-regulatory agency or other instrumentality of any government that, in each case, has jurisdiction over the matter in question;

(51)	“Guarantor” has the meaning set forth in the Preamble;

(52)	“Hazardous Materials” means any substance, odour, heat, sound, vibration, radiation or combination of any of them that is regulated by Environmental Law or that is listed or regulated pursuant to any Environmental Law as a “pollutant”, “deleterious substance”, “toxic substance”, “hazardous substance” or “hazardous waste”;

(53)	“Indemnified Party” has the meaning set forth in Section 11.6(a);

(54)	“Indemnifying Party” has the meaning set forth in Section 11.6(a);

(55)	“Indemnity Escrow Account” has the meaning set forth in Section 2.3(i);

(56)	“Independent Auditor” means KPMG LLP;

(57)	“Intellectual Property” means (a) patents, patent applications, patentable inventions, and subject matter and industrial designs, (b) trademarks, service marks, trade names, trade dress and Internet domain names, including social media and website accounts, together with the goodwill associated exclusively therewith, (c) copyrights, including copyrights in computer software, (d) registrations and applications for registration of any of the foregoing (whether filed or in the process of preparation), (e) trade secrets and know-how, and (f) the right to sue for past, present and future infringement, misappropriation or other violation thereof;

(58)	“ITA” means the Income Tax Act (Canada);

(59)	“Knowledge of the Acquired Company” has the meaning set forth in Section 1.2;

(60)	“Knowledge of the Purchaser” has the meaning set forth in Section 1.3;

(61)	“Laws” means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law, including any applicable common law principle, of Canada, any foreign country or any domestic or foreign province, state, county, city or other political subdivision or of any Governmental Authority;

(62)	“Leased Real Property” means the real property subject to the Real Property Leases;

(63)	“Legal Proceeding” means any judicial, administrative or arbitral actions, suits, proceedings (public or private) or claims or other proceedings, investigations or audits by or before a Governmental Authority, or any grievance, arbitration or alternative dispute resolution process;

(64)	“Liability” means any debt, liability or obligation, and including all costs and expenses relating thereto;

(65)	“Liens” means any encumbrance, lien (statutory or otherwise), pledge, charge, mortgage, security interest, hypothec, assignment, easement, title retention agreement or arrangement, conditional sale, deemed or statutory trust, restrictive covenant, adverse claim, exception, reservation, right of occupation, any matter capable of registration against title, option, right of pre-emption, privilege or other encumbrance of any nature or any other arrangement or condition which, in substance, secures payment or performance of an obligation;

(66)	“Loss” or “Losses” have the meaning set forth in Section 11.2;

(67)	“Management Co” means Fulcrum Capital Partners Inc., organized and existing under the laws of British Columbia;

(68)

“Material Adverse Effect” means any change, effect, event, circumstance, development, or condition that has a material adverse effect on the business, assets, results of operations, or financial condition of the Acquired Company taken as a whole (after taking into account any coverage in respect thereof under existing insurance policies), except that none of the following, either alone or in combination, shall be considered in determining whether there has been a “Material Adverse Effect” or a breach of a representation, warranty, covenant or agreement that is qualified by the term “Material Adverse Effect”: (a) any adoption, proposal, implementation or change in applicable accounting principles or any Law (including any Law in respect of Taxes) or any interpretation thereof by any Governmental Authority; (b) any change in global, national or regional political or social conditions in Canada, the United States or elsewhere in the world, including armed hostilities, national emergencies or acts of war (whether or not declared), sabotage or terrorism, changes in government or military actions, or any escalation or worsening of any of the foregoing; (c) any change in financial, securities, commodity (including any increase in the price of raw materials) or credit markets (including any disruption thereof, any decline in the price of any security or any market index and changes in prevailing interest rates or foreign exchange rates) or in general economic, business, regulatory or market conditions in Canada, the United States or elsewhere in the world; (d) any change generally affecting the industries or market sectors in which the Acquired Company operates in North America; (e) any change resulting from or arising out of hurricanes, earthquakes, floods, or other natural disasters or acts of God; (f) the negotiation, execution, announcement or performance of this Agreement or consummation of the transactions contemplated hereby or under the other Transaction Documents, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees (including any employee departures or labour union or labour organization activity), financing sources or Governmental Authorities, the identity of the Purchaser or any communication of the plans or intentions or the Purchaser or its Affiliates (including in respect of employees) with respect to the Acquired Company or its business; (g) the failure of any of the Acquired Company to meet internal or public projections, forecasts or estimates of performance, revenues or earnings (it being understood that the facts and circumstances that caused such failure that are not otherwise excluded from the definition of Material Adverse Effect may constitute or contribute to a Material Adverse Effect); or (h) any action (or the effects of any action) taken (or omitted to be taken) upon the request or instruction of, or with the consent of, the Purchaser or actions that are taken (or omitted to be taken), consistent with the terms hereof that are necessary to consummate the transactions contemplated hereby or under the other Transaction Documents; provided, however, that in the case of clauses (a), (b), (c), (d) or (e), any such change, effect, event or condition shall nevertheless be considered as constituting or contributing to a Material Adverse Effect to the extent such change, effect, event or condition, individually or in the aggregate, has a disproportionate, materially adverse effect on the business, assets, financial condition or the results of operations of the Acquired Company taken as whole relative to other companies operating in the same industry as the Acquired Company;

(69)	“Material Contracts” has the meaning set forth in Section 3.13(a);

(70)	“Notice” has the meaning set forth in Section 11.6(a);

(71)	“Order” means any writ, judgment, injunction, decree, determination, award or similar order of any Governmental Authority (whether preliminary or final);

(72)	“Outside Date” has the meaning set forth in Section 12.1(v);

(73)	“Owned Real Property” has the meaning set forth in Section 3.12;

(74)	“party” or “parties” has the meaning set forth in the Preamble;

(75)	“Payout Letter” means, with respect to the Credit Facility, a letter from HSBC Bank Canada as the lender under such Credit Facility addressed to any of the Acquired Company or the Subsidiary, which letter sets forth the Credit Facility Debt Amount required to be repaid to the lender as at the Closing Date and contains an undertaking from the lender to discharge (or grant the authority to discharge) all security interests in favour of such lender relating to the Credit Facility upon the redemption, repayment or satisfaction of all obligations in respect of the Credit Facility Debt Amount as set out in such letter;

(76)	“Permits” means all permits, licenses, certificates of authority, authorizations, approvals, registrations, variances, franchises or similar consents granted or issued by any Governmental Authority;

(77)	“PEF” means PEF 2005 Alumicor Investment Limited Partnership, one of the Sellers;

(78)	“Permitted Liens” means, with respect to any Person (i) any Lien for Taxes not yet due or delinquent or being contested in good faith by appropriate proceedings, (ii) Liens of any judgment rendered or claim filed against such Person which are being contested in good faith by appropriate proceedings, (iii) mechanics’, carriers’, workers’, repairmen’s or other like Liens imposed by Law arising or incurred in the ordinary course of business provided that such Liens are related to underlying obligations that are not materially delinquent, and are not registered against title to any of the Acquired Company’s assets and in respect of which adequate holdbacks are being maintained as required by Law, (iv) any imperfection of title or similar Lien or encumbrance, easement, right of way, zoning, land use or other restriction, or bylaw regulations, development agreements, subdivision agreements, site plan agreements, restrictive covenants, right of occupation, exceptions, building restrictions or ordinances of any Governmental Authority which would not, individually or in the aggregate, reasonably be expected to materially impair the use of any real property for the purposes for which it is currently used, (v) matters disclosed or registered on title to any of the real property owned or used by such Person which would not, individually or in the aggregate, reasonably be expected to materially impair the use of any real property for the purposes for which it is currently used, (vi) any Lien granted to a public utility or Governmental Authority in the ordinary course of business, (vii) the rights of any landlord or any Person under any lease of real property occupied by such Person as tenant and Liens, reservations and renewals of freehold interest in any such property having priority to any such leases, (viii) any reservations, limitations, provisos and conditions expressed in any original grant from the Crown with respect to any real property and all unregistered rights, interests and privileges in favour of the Crown pursuant to any applicable Law, provided that the latter do not materially impair the use of any real property for the purposes for which it is currently used, (ix) any Lien that will be satisfied at or prior to the Closing, including any Liens related to amounts to be repaid forming part of the Credit Facility Debt Amount or the Total Seller Note Amount, (x) Liens or title retention arrangements arising under conditional sales contracts, leases or to secure the payments of the purchase price or the repayment of moneys borrowed to pay the purchase price of any assets, property or properties hereafter or previously acquired by such Person, and (xi) Liens listed and described in Section 1.1(78)—“Permitted Liens” of the Disclosure Schedule;

(79)	“Person” means any individual, partnership, limited partnership, limited liability partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, limited liability company, unincorporated association, trust, trustee, executor, administrator or other legal personal representative or Governmental Authority;

(80)	“Post-Closing Representation” has the meaning set forth in Section 13.18;

(81)	“Pre-Closing Reorganization” means the transaction or series of transactions to be completed by the Acquired Company prior to Closing involving the transfer by the Acquired Company of all of the issued and outstanding shares in the capital of the Subsidiary so that on Closing the Subsidiary will not be an Affiliate of the Acquired Company;

(82)	“Pro Rata Share” means, with respect to each of the Sellers, the percentage set forth opposite such Seller’s name in Schedule 1.1(82);

(83)	“Purchase Price” has the meaning set forth in Section 2.2(a);

(84)	“Purchased Shares” has the meaning set forth in the Recitals;

(85)	“Purchaser” has the meaning set forth in the Preamble;

(86)	“Purchaser Indemnified Parties” has the meaning set forth in Section 11.2;

(87)	“Real Property Leases” has the meaning set forth in Section 3.11;

(88)	“Refund” has the meaning set forth in Section 8.3(e);

(89)	“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, disposing or dumping of a Hazardous Material into the environment;

(90)	“Representatives” means, with respect to a Person, such Person’s directors, officers, employees, accountants, auditors, legal and financial advisors, consultants, agents and other representatives;

(91)	“Resigning Directors and Officers” has the meaning set forth in Section 2.4(ii);

(92)	“Schedules” means the schedules to this Agreement, including, for greater certainty, the Disclosure Schedule;

(93)	“Seller Fundamental Reps” has the meaning set forth in Section 11.1;

(94)	“Seller Group” has the meaning set forth in Section 13.18;

(95)	“Seller Indemnified Parties” has the meaning set forth in Section 11.4;

(96)	“Seller Note” means the note issued by the Acquired Company and held by PEF, as set forth in Schedule 1.1(96) hereto;

(97)	“Seller Tax Returns” has the meaning set forth in Section 8.3(b)

(98)	“Seller’s Securities” has the meaning set forth in Section 4.2;

(99)	“Sellers” and “Seller” have the meaning set forth in the Preamble;

(100)	“Sellers’ Agent” has the meaning set forth in the Recitals;

(101)

“Sellers’ Agent Expenses” means (i) the fees, charges and out-of-pocket expenses of outside counsel to the Sellers’ Agent and any other agents, advisors, consultants and experts employed by the Sellers’ Agent in connection with the execution, delivery and performance of this Agreement and the other Transaction Documents, the transactions contemplated hereby or under the other Transaction Documents or any dispute arising hereunder, and (ii) reasonable out-of-pocket expenses of the Sellers’ Agent incurred in such capacity;

(102)	“Sellers’ Tax Period” means and includes any and all tax periods ending on or before the Closing Date;

(103)	“Settlement Date” has the meaning set forth in Section 2.7;

(104)	“Shareholders Agreement” means the Third Amended and Restated Shareholders Agreement among the Sellers and the Acquired Company dated July, 2012;

(105)	“Straddle Period” means any Tax period beginning before the Closing Date and ending after the Closing Date;

(106)	“Subject Laws” has the meaning set forth in Section 3.21;

(107)	“Subsidiary” means Alumicor Corp., a corporation organized and existing under the laws of the State of Delaware;

(108)	“Target Working Capital” means $11,476,000, as calculated in accordance with, and on the basis set forth in, Schedule 2.6(a);

(109)	“Tax Reps” has the meaning set forth in Section 11.1;

(110)	“Tax Returns” has the meaning set forth in Section 3.17;

(111)	“Tax Savings” has the meaning set forth in Section 11.7(b);

(112)	“Taxes” has the meaning set forth in Section 3.17;

(113)	“Total Seller Note Amount” means the aggregate principal and interest required to be paid to satisfy in full the obligations of the Acquired Company pursuant to the Seller Note;

(114)	“Transaction Documents” means (i) this Agreement, (ii) the Escrow Agreement and (iii) all other agreements and instruments to be executed by the Purchaser, the Acquired Company and/or any Seller at or prior to the Closing pursuant to this Agreement;

(115)	“Transaction Expenses” means all fees and expenses payable by the Sellers, the Acquired Company or the Subsidiary to any Person in connection with the negotiation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby or under the other Transaction Documents, including any amounts payable to the brokers listed in Section 3.30 of the Disclosure Schedule and any existing directors, employees and consultants of the Acquired Company or the Subsidiary listed in Section 3.22 of the Disclosure Schedule with respect to any change of control, employee retention bonuses, commission or other similar payments payable in connection with the transactions contemplated hereunder or under the other Transaction Documents;

(116)	“Transfer Taxes” means all transfer, documentary, sales, use, value added, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the transactions contemplated hereunder or under the other Transaction Documents;

(117)	“Waiving Parties” has the meaning set forth in Section 13.18;

(118)	“Warranty Claims” means all Liabilities of the Acquired Company for repair and replacement services (including project back charges and quality claims) in respect of products sold by the Acquired Company or the Subsidiary and includes (a) Liabilities arising under written warranties given by the Acquired Company or the Subsidiary to purchasers of products supplied by the Acquired Company and the Subsidiary; and (b) Liabilities in respect of the foregoing that do not arise under the express terms of such written warranties but which the Acquired Company or the Subsidiary has elected in writing to incur for customer relations and policy purposes prior to the Closing Date; and

(119)	“Working Capital” means the consolidated working capital of the Acquired Company calculated on the basis set forth in Schedule 2.6(a) and the illustrative calculation included therein (and, for greater certainty, none of the Credit Facility Debt Amount, the Total Seller Note Amount or the Transaction Expenses shall be a liability for this purpose).

Section 1.2 Knowledge of the Acquired Company.

For purposes of this Agreement, the term or phrase “Knowledge of the Acquired Company” shall mean and be limited to the actual knowledge of Lawrence Maker and Paul Antoniadis after reasonable inquiry of responsible employees (including Lyndon Regular, Darcy Sheffield and Shaun Stephen) and review of documents with respect to the relevant matter, or the knowledge that any of them would have had if they had conducted such reasonable inquiry with respect to the relevant matter, and without personal liability.

Section 1.3 Knowledge of the Purchaser and the Guarantor.

For purposes of this Agreement, the term or phrase “Knowledge of the Purchaser” shall mean and be limited to the actual knowledge of Joseph F. Puishys, James S. Porter, John A. Klein, John R. Bendt and Brian M. Reid, after reasonable inquiry of responsible officers of the Purchaser and the Guarantor and review of documents with respect to the relevant matter, or the knowledge that any of them would have had if they had conducted such reasonable inquiry with respect to the relevant matter, and without personal liability.

Section 1.4 Generally Accepted Accounting Principles.

In this Agreement, except to the extent otherwise expressly provided, references to “generally accepted accounting principles” mean Canadian generally accepted accounting principles for private enterprises as provided from time to time by the Canadian Institute of Chartered Accountants and applied on a consistent basis.

Section 1.5 Calculations in Canadian Dollars.

All amounts in this Agreement are stated and shall be paid in Canadian dollars.

Section 1.6 Interpretation.

Unless otherwise expressly provided, the following rules of interpretation shall apply:

(i)	The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof;

(ii)	Unless otherwise indicated, all references herein to sections, articles, exhibits or schedules, shall be deemed to refer to Sections, Articles, Exhibits or Schedules of or to this Agreement, as applicable;

(iii)	The use in this Agreement of the masculine pronoun in reference to a party hereto shall be deemed to include the feminine or neuter, and vice versa, as the context may require;

(iv)	Any reference to the singular in this Agreement shall also include the plural and vice versa, as the context may require;

(v)	References to any Law shall be construed as a reference to the same as in effect on the date of this Agreement, unless the context otherwise requires;

(vi)	Any reference to a number of days shall refer to calendar days unless Business Days are specified; and

(vii)	The words “include”, “includes” and “including” mean “include”, “includes” and “including”, in each case, “without limitation”.

ARTICLE 2

PURCHASE AND SALE; PAYMENT OF PURCHASE PRICE

Section 2.1 Agreement to Purchase the Purchased Shares; Settlement and Cancellation of Seller Note.

Subject to the terms of this Agreement, at the Closing (a) each Seller shall sell, assign and convey to the Purchaser the Purchased Shares owned by such Seller as set forth on Schedule A hereto, and the Purchaser shall purchase, acquire and accept from each Seller, such Purchased Shares and (b) the Seller Note shall be settled, paid in full and cancelled in accordance with Section 2.3(iv).

Section 2.2 Purchase Price.

(a) Subject to the other terms and provisions of this Agreement (including the payment mechanics set out in this Article 2), the aggregate purchase price (the “Purchase Price”) payable by the Purchaser to the Sellers for the Purchased Shares shall be equal to the following:

(i)	$53,000,000 (the “Base Purchase Price”);

(ii)	plus the amount, if any, by which Closing Date Working Capital is greater than Target Working Capital;

(iii)	minus the amount, if any, by which Target Working Capital is greater than Closing Date Working Capital;

(iv)	minus the Credit Facility Debt Amount payable pursuant to Section 2.3(iii);

(v)	minus the Total Seller Note Amount payable pursuant to Section 2.3(iv); and

(vi)	minus the amount of the Transaction Expenses paid in accordance with Section 2.3(v).

(b) The parties acknowledge that it is not possible to determine the Purchase Price until the Closing Date Balance Sheet and Closing Date Working Capital Statement become available. Accordingly, the parties agree that three (3) Business Days prior to the Closing, the Acquired Company shall deliver a certificate to the Purchaser and the Sellers setting forth the good faith estimate of an officer on behalf of the Acquired Company of the Closing Date Working Capital as of the Closing Date to be calculated in accordance with the indicative Working Capital calculations set forth in Schedule 2.6(a) (“Estimated Closing Date Working Capital”), and on the basis of that information, the good faith estimate of an officer of the Acquired Company of the Purchase Price (such estimate, the “Estimated Purchase Price”). The Estimated Purchase Price shall be equal to:

(i)	the Base Purchase Price;

(ii)	plus the amount, if any, by which the Estimated Closing Date Working Capital is greater than Target Working Capital;

(iii)	minus the amount, if any, by which the Target Working Capital is greater than the Estimated Closing Date Working Capital;

(iv)	minus the Credit Facility Debt Amount payable pursuant to Section 2.3(iii);

(v)	minus the Total Seller Note Amount payable pursuant to Section 2.3(iv); and

(vi)	minus the amount of the Transaction Expenses paid in accordance with Section 2.3(v).

Section 2.3 Payments

At the Closing, in the following chronological order, the Purchaser shall pay:

(i)	to Olympia Trust Company, the escrow agent (the “Escrow Agent”) under the escrow agreement substantially in the form of Exhibit 2.3(i) hereto to be entered into on the Closing Date by the Sellers’ Agent (on behalf of the Sellers), the Purchaser and the Escrow Agent (the “Escrow Agreement”), (A) an amount equal to $950,000 for deposit with the Escrow Agent into an escrow account to be referred to as the “Adjustment Escrow Account”, (B) an amount equal to $4,800,000 for deposit with the Escrow Agent into an escrow account to be referred to as the “Indemnity Escrow Account”, and (C) an amount equal to $1,500,000 for deposit with the Escrow Agent into an escrow account to be referred to as the “EB Escrow Account”;

(ii)	to the Sellers’ Agent on behalf of each Seller, the amount equal to the Estimated Purchase Price less the amounts referred to in Section 2.3(i) to be distributed by or on behalf of Sellers’ Agent to each Seller in consideration for the acquisition of its Purchased Shares, in accordance with their Pro Rata Share as set out on Schedule 2.3(ii); provided, that, any such amounts shall be distributed only after the Sellers’ Agent has deducted an amount to cover the Sellers’ Agent Expenses;

(iii)	on behalf of the Acquired Company and the Subsidiary, the Credit Facility Debt Amount payable to HSBC Bank Canada under the Credit Facility (which amount shall be the amount set forth in the Payout Letter that the Acquired Company shall cause to be delivered to the Purchaser prior to the Closing);

(iv)	on behalf of and as directed by the Acquired Company, the amounts necessary to pay the Total Seller Note Amount (which amounts and payees Alumicor shall deliver to the Purchaser prior to the Closing); and

(v)	on behalf of and as directed by the Acquired Company, the amounts necessary to pay the Transaction Expenses (which amounts and payees Alumicor shall deliver to the Purchaser prior to the Closing), provided, however, that if any of the amounts (or part thereof) are not paid to the directors, employees and consultants of the Acquired Company or the Subsidiary listed in Section 3.22 of the Disclosure Schedule with respect to any change of control, employee retention bonuses, commission or other similar payments, the amounts not so paid shall be immediately returned to Sellers’ Agent (on behalf of the Sellers) by the Purchaser.

Section 2.4 Closing Deliverables by the Purchaser

At the Closing, the Purchaser shall deliver to the Sellers:

(i)	the Estimated Purchase Price less the amounts referred to in Section 2.3(i) in accordance with Section 2.3;

(ii)	duly executed releases by the Purchaser and the Acquired Company substantially in the form attached hereto as Exhibit 2.4(ii) releasing each Seller and each Person listed in Schedule 2.4(ii) who has served, and is resigning in connection with the transactions contemplated herein, as a director or officer of the Acquired Company (collectively, the “Resigning Directors and Officers”), from all claims and potential claims for the period prior to the Closing;

(iii)	duly executed director and/or shareholder resolutions of the Purchaser and the Guarantor, as applicable, approving the transactions contemplated by this Agreement and the other Transaction Documents; and

(iv)	duly executed counterparts to (A) an employment agreement between the Acquired Company and Paul Antoniadis; and (B) a consulting agreement between the Acquired Company and Soberman Maker & Associates Inc. for the services of Lawrence Maker (collectively, the “Personal Agreements”); and

(v)	a duly executed counterpart to the Escrow Agreement.

Section 2.5 Closing Deliverables by the Sellers

At the Closing, the Sellers shall deliver to the Purchaser:

(i)	certificates representing the Purchased Shares duly endorsed in blank for transfer or accompanied by duly signed powers of attorney for transfer in blank;

(ii)	original corporate minute books of the Acquired Company, and any corporate seals, to the extent not in the possession of the Acquired Company as of the Closing;

(iii)	duly executed releases by each Seller, and resignations and releases by each Resigning Director and Officer, substantially in the form attached hereto as Exhibit 2.5(iii) releasing Alumicor and the Subsidiary from all claims and potential claims for the period prior to the Closing, other than (x) with respect to any amounts due and owing to such Resigning Director and Officer with respect to any unpaid remuneration or expense reimbursement in connection with their employment or appointment by Alumicor and/or the Subsidiary and (y) in accordance with Section 7.5;

(iv)	counterparts to the Personal Agreements duly executed by each of Lawrence Maker (as an authorized signing officer Soberman Maker & Associates Inc.) and Paul Antoniadis;

(v)	duly executed counterparts to the Escrow Agreement;

(vi)	evidence of full satisfaction of all obligations of the Acquired Company to Management Co as contemplated in Section 3.22 of the Disclosure Schedule;

(vii)	a copy of the certificate and articles of incorporation (together with any amendments thereto) and a copy of the bylaws of the Acquired Company, certified by an officer of the Acquired Company, given by him or her on behalf of the Acquired Company and not in his or her individual capacity;

(viii)	a certificate of status issued by the Ontario Ministry of Consumer and Business Services for the Acquired Company dated not less than three (3) Business Days prior to the Closing Date;

(ix)	evidence reasonably satisfactory to the Purchaser of the completion of the Pre-Closing Reorganization;

(x)	a non-competition, non-solicitation agreement and confidentiality agreement duly executed by Lawrence Maker and Paul Antoniadis, each in the form attached hereto as Exhibit 2.5(x);

(xi)	a duly executed termination agreement with respect to the Shareholders Agreement, in a form satisfactory to the Purchaser and its counsel, acting reasonably; and

(xii)	a duly executed termination agreement with respect to the Exchange Agreement, in a form satisfactory to the Purchaser and its counsel, acting reasonably.

Section 2.6 Final Closing Date Working Capital Statement.

(a) Not later than seventy-five (75) calendar days after the Closing Date, the Purchaser shall, acting in good faith and using all commercially reasonable efforts, cause (i) an unaudited consolidated balance sheet of Alumicor, as at the end of the day on the day prior to the Closing Date, which balance sheet shall be prepared in accordance with generally accepted accounting principles and on a basis consistent with the preparation of the Financial Statements and the past practices of Alumicor (and where generally accepted accounting principles provide for a range of alternatives, such past practices shall govern) (the “Draft Closing Date Balance Sheet” and, as finally determined pursuant to the provisions of this Section 2.6, the “Closing Date Balance Sheet”); and (ii) a statement of Working Capital as at the end of the day on the day prior to the Closing Date (the “Draft Closing Date Working Capital Statement” and, as finally determined pursuant to the provisions of this Section 2.6, the “Closing Date Working Capital Statement”) based on the Draft Closing Date Balance Sheet, which such Draft Closing Date Working Capital Statement shall set out draft Working Capital as at the end of the day on the day prior to the Closing Date (such draft Working Capital as of the Closing Date, as finally determined pursuant to the provisions of this Section 2.6, referred to as the “Closing Date Working Capital”) to be calculated on a basis consistent with the calculation of Estimated Closing Date Working Capital in Section 2.2(b) (and, for greater certainty, none of the Credit Facility Debt Amount, the Total Seller Note Amount nor the Transaction Expenses shall be a liability for this purpose), in each case, to be prepared and delivered to the Sellers’ Agent. The Sellers’ Agent shall reasonably cooperate with the Purchaser and its accountants to the extent required to prepare the Draft Closing Date Balance Sheet and the Draft Closing Date Working Capital Statement (collectively, the “Draft Closing Statements”).

(b) During the period from the date the Draft Closing Statements are delivered by the Purchaser to the Sellers’ Agent through the date such statements are finally determined in accordance with the terms of this Section 2.6, the Purchaser shall and shall cause each of the Purchaser’s and Alumicor’s Representatives to cooperate with the Sellers’ Agent and the Sellers’ Agent’s Representatives and to provide the Sellers’ Agent and the Sellers’ Agent’s Representatives full access to the work papers of the Purchaser, Alumicor and their respective Representatives in connection with the review of the Draft Closing Statements, and the Purchaser shall make reasonably available to the Sellers’ Agent and the Sellers’ Agent’s Representatives individuals responsible for the preparation of the Draft Closings Statements in order to respond to inquiries of the Sellers’ Agent related thereto.

(c) If the Sellers’ Agent notifies the Purchaser that the Sellers agree with any of the Draft Closing Statements within thirty (30) days after receipt thereof or fails to deliver notice to the Purchaser of its disagreement therewith within such thirty (30) day period, any such Draft Closing Statements shall be conclusive and binding on the Sellers and the Purchaser and the parties shall be deemed to have agreed thereto, in the first case, on the date the Purchaser receives the notice and, in the second case, on such thirtieth (30th) day. If the Sellers’ Agent disagrees with any of the Draft Closing Statements or the calculation of Closing Date Working Capital as set forth therein, then the Sellers’ Agent shall notify the Purchaser of its disagreement (the “Dispute Notice”) within such thirty (30) day period together with reasonable particulars of the basis of such dispute, including the Sellers’ Agent’s position on the amounts in dispute (and the resulting Sellers’ Agent position on the amount of the Closing Date Working Capital). In such event, the Sellers’ Agent and the Purchaser shall attempt, in good faith, to resolve their differences with respect thereto within thirty (30) days after the receipt by the Purchaser of the Dispute Notice and make any amendments to the Draft Closing Statements as mutually agreed to by the parties.

(d) Any dispute over any of the Draft Closing Statements or the calculation of Closing Date Working Capital as set forth in the Dispute Notice not resolved by the Purchaser and the Sellers’ Agent within such thirty (30) day period after receipt of the Dispute Notice (or such other period as the parties may agree) shall be submitted to the Independent Auditor to determine such dispute, and such determination shall be final and binding on the parties. The Independent Auditor shall allow the Purchaser and the Sellers’ Agent to present their respective positions regarding the dispute (provided that, for greater certainty, such presentations are limited to matters described in the Dispute Notice) and each of the Purchaser and the Sellers’ Agent shall have the right to present additional documents, materials and other information, and make an oral presentation to the Independent Auditor, regarding such dispute and the Independent Auditor shall consider such additional documents, materials and other information and such oral presentation. Any such other documents, materials or other information shall be copied to each of the Purchaser and the Sellers and each of the Sellers and the Purchaser shall be entitled to attend any such oral presentation. The Independent Auditor shall determine, based solely on such presentations from the Sellers’ Agent and the Purchaser and not by independent review, only those issues in dispute specifically set forth in the Dispute Notice and shall render a written report (the “Adjustment Report”) to the Sellers, the Sellers’ Agent and the Purchaser in which the Independent Auditor shall, after considering all matters set forth in the Dispute Notice, determine what adjustments, if any, should be made to the Draft Closing Date Balance Sheet, the

Draft Closing Date Working Capital Statement and the Closing Date Working Capital. The Adjustment Report shall set forth, in reasonable detail, the Independent Auditor’s determination with respect to each of the disputed items or amounts specified in the Dispute Notice, and the revisions, if any, to be made to any of the Draft Closing Statements and/or the Closing Date Working Capital, together with supporting calculations, and the parties shall make such revisions to the Draft Closing Statements, as applicable. In resolving any disputed item, the Independent Auditor: (i) shall be bound to the principles of this Section 2.6 (including Schedule 2.6(a)), (ii) shall limit its review to matters specifically set forth in the Dispute Notice, and (iii) shall not assign a value to any item higher than the highest value for such item claimed by either party or lower than the lowest value for such item claimed by either party. The parties shall use commercially reasonable efforts to cause the Independent Auditor to complete its work and render its determination within thirty (30) calendar days of its engagement. The costs, fees and expenses of the Independent Auditor shall be allocated to and borne by the Purchaser, on the one hand, and the Sellers as a group, on the other hand, (with each Seller responsible only for its Pro Rata Share of the Sellers’ portion) based on the inverse of the percentage that the Independent Auditor’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Independent Auditor. For example, should the items in dispute total in amount to $1,000 and the Independent Auditor awards $600 in favor of the Purchaser’s position, 60% of the costs of the Independent Auditor’s review would be borne by Sellers as a group (with each Seller responsible only for its Pro Rata Share of such costs), and 40% of the costs would be borne by the Purchaser.

(e) For greater certainty, each of the Closing Date Working Capital, Closing Date Working Capital Statement, Draft Closing Date Working Capital Statement, Estimated Closing Date Working Capital and Target Working Capital are to be calculated and prepared in a manner consistent, and in accordance with, the indicative Working Capital calculation set forth in Schedule 2.6(a).

Section 2.7 Payment of Purchase Price Adjustments.

(a) On the fifth (5th) Business Day following the date on which the last of the Draft Closing Statements has been finalized in accordance with Section 2.6 (whether by agreement of the parties, deemed agreement or by determination made by the Independent Auditor pursuant to Section 2.6(d)) (such date, the “Settlement Date”), the payments contemplated by Section 2.7(b) shall be made.

(b)	On the Settlement Date,

(i)	if the Closing Date Working Capital is greater than the Estimated Closing Date Working Capital, the Purchaser shall pay such surplus amount to the Sellers’ Agent on behalf of the Sellers to be distributed to each Seller in accordance with its Pro Rata Share; and

(ii)

if the Closing Date Working Capital is less than the Estimated Closing Date Working Capital, the Sellers’ Agent on behalf of the Sellers shall cause to be paid to the Purchaser such deficiency (A) first, from the Adjustment Escrow Account until such funds are depleted, and (B) the balance of such deficiency, shall be paid by the Sellers in their respective Pro Rata Shares to the Purchaser. In such event, the Purchaser shall be entitled, at its option, to have recourse to the Indemnity Escrow Account in order to satisfy the foregoing payment obligations of the Sellers. Any amounts remaining in the Adjustment Escrow Account following the payment of all amounts owed to the Purchaser under this Section 2.7 shall be released to the Sellers’ Agent on behalf of the Sellers to be distributed in accordance with each such Person’s Pro Rata Share in accordance with the Escrow Agreement and the provisions hereof.

Section 2.8 No Effect on Other Rights.

The determination and adjustment of the Purchase Price in accordance with the provisions of this Article 2 shall not limit or affect any other rights or causes of action either the Purchaser or any of the Sellers may have pursuant to Article 11 (taking into account, without limitation, Section 11.3(vii)) with respect to the representations, warranties, covenants and indemnities in its favour contained in this Agreement.

Section 2.9 Payments and Location of Closing.

Any reference in this Agreement or in any document delivered pursuant to this Agreement to payment shall mean payment by wire transfer of immediately available funds in Canadian dollars to the bank account or accounts designated by the recipient of such payment in writing to the Purchaser or to the Sellers, as the case may be, not less than two (2) Business Days prior to the date of such payment. The Closing shall be held at the offices of Aird & Berlis LLP, Brookfield Place, 181 Bay Street, Suite 1800, Toronto, Ontario M5J 2T9 at 10:00 a.m. (Toronto time) on the Closing Date or such other place or time as may be agreed by the Purchaser and Sellers’ Agent.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES REGARDING THE ACQUIRED COMPANY

Alumicor represents and warrants to the Purchaser as of the date hereof, subject to such exceptions as are disclosed in the Disclosure Schedule, as follows:

Section 3.1 Organization and Qualification of the Acquired Company.

The Acquired Company is duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has full power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties. The Acquired Company is duly qualified, licensed and authorized to do business as a foreign corporation or an extra-provincial entity, as applicable, and is in good standing as a foreign corporation or an extra-provincial entity, as applicable, in the jurisdictions, if any, where it is required to be so licensed, qualified or authorized to conduct its business or own its property, except where the failure to be so licensed, qualified or authorized would not have or reasonably be expected to have a Material Adverse Effect.

Section 3.2 Authority of the Acquired Company and Enforceability.

(a) The execution, delivery and performance of this Agreement and the other Transaction Documents to which it is a party have been duly authorized by all necessary corporate action of the Acquired Company.

(b) This Agreement has been, and the other Transaction Documents to which it is a party when executed will be, duly executed and delivered by the Acquired Company.

(c) This Agreement constitutes, and each of the other Transaction Documents to which it is a party when executed will constitute, a legal, valid and binding obligation of the Acquired Company and is or will be enforceable in accordance with its respective terms, subject to bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect relating to creditors’ rights generally and to the application of equitable principles.

Section 3.3 Capitalization of the Acquired Company.

(a) The authorized capital stock of Alumicor consists solely of the shares set forth in Section 3.3(a) of the Disclosure Schedule, which are the only shares of Alumicor that are issued and outstanding. All of the shares of Alumicor set forth in Section 3.3(a) of the Disclosure Schedule have been duly authorized and validly issued, are fully paid and non-assessable.

(b) As of the Closing Date, the Acquired Company will not own an equity interest, membership interest, or other interest in any Person.

(c) Except for this Agreement and as set forth in Section 3.3(c) of the Disclosure Schedule, the Exchange Agreement and the Shareholders Agreement, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) for the purchase or sale of shares of the Acquired Company. As of the Closing, there will be no options, warrants, covenants, privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) for the purchase or sale of shares of the Acquired Company.

Section 3.4 Government Approvals, Notices and Filings.

Except as set forth in Section 3.4 of the Disclosure Schedule, no consent or approval of, giving of notice to, making filings with or taking of any action in respect of or by any Governmental Authority is required to be obtained or given by the Acquired Company with respect to the execution, delivery or performance by the Acquired Company of this Agreement or any of the other Transaction Documents to which it is a party or the consummation of the transactions contemplated hereunder or under the other Transaction Documents, except where the failure to obtain any such consent, approval, to give any such notice, to make any such filings or to take any such action would not have or reasonably be expected to have a Material Adverse Effect.

Section 3.5 Third Party Consents, Approvals and Notices.

Except as set forth in Section 3.5 of the Disclosure Schedule, no consent or approval of, or notice to, any Person (other than any Governmental Authority) is required to be obtained or given by the Acquired Company with respect to the execution, delivery or performance by the Acquired Company of this Agreement or any of the other Transaction Documents to which either is a party or the consummation of the transactions hereunder, other than such consent, approval or notice the failure of which to be obtained or given would not have or reasonably be expected to have a Material Adverse Effect.

Section 3.6 Absence of Breach; Non-Contravention.

Except as set forth in Section 3.6 of the Disclosure Schedule, the execution, delivery and performance of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated herein or under the other Transaction Documents by the Acquired Company does not and will not with the passage of time or the giving of notice or both:

(i)	subject to obtaining the consents and approvals and giving the notices set forth in Section 3.5 of the Disclosure Schedule, result in a material breach of or constitute a default by the Acquired Company or result in any right of termination or acceleration under any Material Contract to which the Acquired Company is a party;

(ii)	subject to obtaining the consents and approvals, making the filings and giving the notices disclosed in Section 3.4 of the Disclosure Schedule, result, except on account of facts or circumstances concerning the Purchaser and/or its Affiliates, in a material violation of or material default under any Law or any Order, now in effect having applicability to the Acquired Company; or

(iii)	violate any provisions of any charter document or by-law of any of the Acquired Company.

Section 3.7 Financial Statements.

(a) The Sellers have delivered to the Purchaser prior to the date hereof copies of the (i) the consolidated audited balance sheet, statement of operations and statement of cash flows of the Acquired Company as at and for the twelve month periods ending December 31, 2012 and 2011, including the related notes thereto and (ii) the consolidated unaudited balance sheet, statement of operations and statement of cash flows of the Acquired Company as at and for the nine month fiscal period ending September 27, 2013 (the financial statements and, in the case of the audited financial statements, the related notes thereunder, are collectively referred to as the “Financial Statements”).

(b) Except as disclosed in Section 3.7 of the Disclosure Schedule, the Financial Statements are consistent with the Company Books and Records and fairly present in all material respects the consolidated financial condition of the Acquired Company as at the dates thereof and the results of operations for the respective periods covered thereby, in each case, in accordance with generally accepted accounting principles applied on a consistent basis, subject to, in the case of the unaudited Financial Statements, the absence of notes and to normal year-end adjustments.

Section 3.8 Company Books and Records

Except as set forth in Schedule 3.8 of the Disclosure Schedule, the Company Books and Records (i) have been maintained in accordance with material applicable Laws and good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and fairly reflect the material transactions and dispositions of the assets of the Acquired Company and the Subsidiary, and (iii) fairly reflect the basis for the Financial Statements. The Company Books and Records have been made available to the Purchaser. The Acquired Company has made available to the Purchaser true, correct and complete original copies of all minutes of meetings and corporate actions taken by shareholders, the board of directors (or any such similar body managing the affairs of the Acquired Company) or any committee thereof, of the Acquired Company for the period commencing July 25, 2007 to the date hereof.

Section 3.9 Absence of Other Liabilities.

Except for Liabilities that are or will be (i) reflected, accrued or reserved against in the Financial Statements (including the notes thereto), or the Closing Date Balance Sheet, (ii) disclosed in Section 3.9 of the Disclosure Schedule, (iii) incurred in connection with the transactions contemplated by this Agreement or the other Transaction Documents, (iv) referred to in Section 2.3(iii), Section 2.3(iv) and Section 2.3(v), (v) incurred in the ordinary course of business since the Balance Sheet Date, (vi) reflected in Section 3.22 of the Disclosure Schedule, or (vii) reflected in Section 3.23 of the Disclosure Schedule, the Acquired Company has no material Liabilities of a nature required by generally accepted accounting principles to be reflected in the Financial Statements.

Section 3.10 Absence of Changes.

Except as set forth in, or permitted by, this Agreement, the Prior Reorganization or in Section 3.10 of the Disclosure Schedule, since the Balance Sheet Date to the date hereof:

(a) the business of the Acquired Company has been conducted in all material respects in the ordinary course;

(b) there has not occurred a Material Adverse Effect;

(c) there has been no change in accounting methods, principles or practices of the Acquired Company;

(d) there has been no change in the Acquired Company’s authorized or issued share capital; grant of any stock option or right to purchase shares in the capital of the Acquired Company; issuance of any security convertible into such capital or any redemption, purchase or other acquisition of any of the securities of the capital stock of the Acquired Company;

(e) except as disclosed in the financial statements of the Acquired Company as at and for the nine month fiscal period ending September 27, 2013, there has been no declaration or payment of any cash dividends or cash distributions upon any of the capital of the Acquired Company;

(f) the Acquired Company has not incurred any indebtedness for borrowed money or issued any long term debt securities or assumed, guaranteed or endorsed such obligations of any other Person, except for indebtedness incurred in the ordinary course of business consistent with past practice under the Credit Facility;

(g) there has been no mortgage, pledge or other encumbrance of any assets of the Acquired Company, except for Permitted Liens;

(h) there has been no capital expenditure by the Acquired Company, or the incurring of any obligation by the Acquired Company to make any capital expenditures, except as contemplated in the 2013 fiscal year budget dated December 6, 2012, reflected in the Financial Statements of the Acquired Company as at and for the nine month fiscal period ending September 27, 2013 or as approved on or before September 27, 2013 in the capital appropriation request process of the Acquired Company, particulars of which have been provided or made available to the Purchaser;

(i) there has been no failure to pay or satisfy when due any material liability of the Acquired Company;

(j) there has been no material damage, destruction or loss of the assets of the Acquired Company (whether or not covered by insurance);

(k) the Acquired Company has not cancelled or reduced any of its insurance coverage;

(l) there has not been any adoption, amendment or any increase in the payments to or benefits under any Benefit Plan, except in the ordinary course of business and as of September 1, 2013, the transfer from Manulife to Great West Life as a benefits plan provider;

(m) there has not been any amendment to the certificate of incorporation or by-laws (or equivalent organizational documents) of the Acquired Company;

(n) the Acquired Company has not compromised or settled any material Legal Proceeding by any Person that relates to the Acquired Company’s properties, assets, or business;

(o) there has been no sale, assignment or transfer of any of the assets of the Acquired Company, except to the extent such assets of the Acquired Company are sold or disposed of in the ordinary course of business;

(p) there has been no amendment, cancellation or termination of any Contract, commitment, agreement, transaction or Permit relating to the assets of the Acquired Company or the business of the Acquired Company, or with the exception of this Agreement and the other agreements entered into in connection herewith, entry into any Contract that is not in the ordinary course of business in either case that would have a Material Adverse Effect; and

(q) the Acquired Company has not agreed in writing to take any of the actions described in clauses (a) through (p) of this Section 3.10.

Section 3.11 Leased Real Property.

(a) Section 3.11 of the Disclosure Schedule sets forth, as of the date of this Agreement, a list of all leases, offers to lease, or any other occupancy agreement in respect of real property to which the Acquired Company is a party (as lessor or lessee) (collectively, the “Real Property Leases”).

(b) Each Real Property Lease is a legal, valid and binding agreement, enforceable in accordance with its terms, of one of the Acquired Company, subject to bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect relating to creditors’ rights generally and to the application of equitable principles.

(c) Except as disclosed in Section 3.11 of the Disclosure Schedule, neither the Acquired Company or, to the Knowledge of the Acquired Company, any other party, is in default in payment of rent or in performance of its material obligations thereunder.

(d) Except as disclosed in Section 3.11 of the Disclosure Schedule, the Acquired Company has duly and punctually performed and observed all material covenants, conditions, agreements, statutory requirements, planning consents, by-laws, orders and regulations required to be performed or observed by it in respect of any of the Leased Real Property, and no written notice of a breach has been received by it.

(e) The Leased Real Property is, to the Knowledge of the Acquired Company, adequate and suitable for the purposes for which it is presently being used and the Acquired Company has adequate rights of ingress and egress into such properties for the operation of the business as it is currently operated.

Section 3.12 Owned Real Property.

Section 3.12 of the Disclosure Schedule contains, as of the date of this Agreement, a list of the real property owned by the Acquired Company, by legal description and/or municipal address (the “Owned Real Property”). Section 3.12 of the Disclosure Schedule also contains a list of the real property owned at any time since October 1, 2003 by the Acquired Company or the Subsidiary, by legal description and/or municipal address.

Except as disclosed in Section 3.12 of the Disclosure Schedule,

(a) the Acquired Company is the registered and beneficial owner of each parcel of the Owned Real Property, free of all Liens, except for Permitted Liens;

(b) there are not now, nor will there be on the Closing Date, any material leases, licences or any other agreements permitting occupancy or possession of any part or parts of the Owned Real Property;

(c) no Person has any written or oral agreement, option or any right or privilege (whether by Law, pre emptive or contractual) capable of becoming such for the purchase or lease of the Owned Real Property;

(d) there are no material work orders, deficiency notices, notices of any violation, outstanding building permits, or other similar communication from any Governmental Authority, board of insurance underwriters or otherwise that is outstanding requiring that work or repairs in connection with the Owned Real Property is necessary;

(e) the Owned Real Property is, to the Knowledge of the Acquired Company, adequate and suitable for the purposes for which it is presently being used and the Acquired Company has full and free legally enforceable rights of ingress and egress sufficient for the operation of the business as it is currently operated;

(f) there are no tax arrears, local improvement or capital charges, special levies or other rates or charges of a similar nature associated with the Owned Real Property (other than realty taxes accruing from day to day);

(g) to the Knowledge of the Acquired Company, all of the buildings and fixtures on the Owned Real Property were constructed in accordance with, in all material respects, all applicable Laws;

(h) except as disclosed in Schedule 3.12 of the Disclosure Schedule, the Acquired Company has duly and punctually performed and observed all material covenants, conditions, agreements, statutory requirements, planning consents, by-laws, orders and regulations required to be performed or observed by it in respect of the Owned Real Property, and since July 25, 2007 no written notice of a breach has been received by it;

(i) neither all nor any part of the Owned Real Property has been condemned or expropriated by a Governmental Authority having jurisdiction, and to the Knowledge of the Acquired Company, there are no existing or contemplated condemnation or expropriation proceedings or other similar public or private proceedings affecting all or any part of the Owned Real Property; and

(j) the Owned Real Property is zoned to permit all current uses.

Section 3.13 Contracts.

(a) Section 3.13 of the Disclosure Schedule sets forth a list, as of the date of this Agreement, of each of the following Contracts (including all amendments, modifications, extensions or renewals) to which the Acquired Company is a party (collectively, the “Material Contracts”), except for the Real Property Leases and for any Contract or agreement that will be terminated at Closing in connection with the transactions contemplated herein:

(i)	Contracts relating to joint ventures or partnerships;

(ii)	Contracts providing for payments by or to the Acquired Company (whether for products or services), in each case, in excess of $75,000 in any fiscal year and which have a term of more than one (1) year or which are capable of being extended by their terms beyond one (1) year, other than (x) Contracts which may be terminated, without penalty, by the Acquired Company on notice of sixty (60) days or less and (y) purchase orders for the sale of goods to customers or purchase of inventory, supplies and/or equipment, in each case, in the ordinary course of business;

(iii)	all Contracts that restrain, limit or materially impede the Acquired Company’s ability to compete with or conduct any business or line of business;

(iv)	all written Contracts of employment for employees and consultants of the Acquired Company whose annual base salary or fee is, in each case, in excess of $75,000;

(v)	all non-competition, non-solicitation or other restrictive covenant agreements that restrict current and former employees, shareholders, or consultants of the Acquired Company or the Subsidiary, or any other third parties that relate to the business of the Acquired Company;

(vi)	all outstanding or open purchase orders from customers of the business of the Acquired Company that were at the time of receipt of such purchase order in excess of $25,000;

(vii)	all Contracts pursuant to which the Acquired Company is a lessor of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property;

(viii)	all Contracts relating to indebtedness for borrowed money of any of the Acquired Company; and

(ix)	all Contracts that are a collective bargaining or similar labour Contract covering employees of the Acquired Company.

(b) All Material Contracts are in full force and effect and constitute valid and binding obligations of the Acquired Company, subject to bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect relating to creditors’ rights generally and to the application of equitable principles.

(c) Except as disclosed in Section 3.13 of the Disclosure Schedule, none of the Acquired Company or, to the Knowledge of the Acquired Company, any other party thereto, is in material breach or default of any provision of any Material Contract. To the Knowledge of the Acquired Company, there exists no default or event of default or event, occurrence, condition or act (including the purchase of the Purchased Shares) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default or event of default under any Material Contract.

(d) Except as set out in Sections 3.13 and 3.26 of the Disclosure Schedule, there is no pending Warranty Claim or project delay claim for which written notice has been received by the Acquired Company or, to the Knowledge of the Acquired Company, threatened Warranty Claim or project delay claim, against the Acquired Company for service, performance or similar obligations under any Material Contract, or any Material Contract to which the Subsidiary is a party.

(e) True, correct and complete copies of all Material Contracts and purchase orders set out in Section 3.13 of the Disclosure Schedule have been made available to the Purchaser.

Section 3.14 Intellectual Property Rights.

(a) Section 3.14 of the Disclosure Schedule lists, as of the date hereof, a summary of all material Intellectual Property currently utilized and owned or licensed by the Acquired Company, excluding “off the shelf” and “shrink-wrap” software (“Company Intellectual Property”).

(b) Except as set forth in Section 3.14 of the Disclosure Schedule, all registrations with and applications to Governmental Authorities in respect of the Company Intellectual Property are valid and in full force and effect.

(c) Any and all renewal and maintenance fees, annuities or other fees payable to any Governmental Authority to maintain the Company Intellectual Property as active have been paid in full.

(d) No Person is licensed under any of the Company Intellectual Property other than licenses that arise as a matter of law by implication as a result of sales of products and services by the Acquired Company, and the Acquired Company has not licensed any other Person to use any of the Company Intellectual Property.

(e) Except as set forth in Section 3.14 of the Disclosure Schedule, the Acquired Company owns all right, title and interest in and to, or have the valid right to use all Company Intellectual Property that is material for the conduct of its business, free and clear of all Liens (other than Permitted Liens), equities and royalty or ongoing consideration obligations. To the Knowledge of the Acquired Company, no material Company Intellectual Property is being infringed by any other Person.

(f) Except as set forth in Section 3.14 of the Disclosure Schedule, since July 25, 2007 the Acquired Company has not received any written notice from any Person claiming that the continuing conduct by the Acquired Company of its business as presently conducted will result in the material infringement, misappropriation or violation of any material Intellectual Property owned by any Person.

Section 3.15 Employees and Employee Benefit Plans.

(a) Section 3.15 of the Disclosure Schedule contains a true, complete and correct list, as of the date hereof, of all employee benefit plans relating to employees or employee benefits of the Acquired Company, including all plans, agreements, arrangements or policies relating to employment, sick pay, retirement or leave (other than those required by Law), vacation pay or severance pay (other than those required by Law), deferred or incentive compensation, pension, profit sharing, retirement income or other benefits, stock purchase and stock option plans, bonuses, severance arrangements, health benefits (other than those required by Law), disability benefits, insurance benefits and all other employee benefits or fringe benefits (other than the Canada Pension Plan, the Quebec Pension Plan, the Ontario Health Insurance Plan, Canada Employment Insurance and any other Governmental Authority plans) including any registered pension benefit plans (each individually, referred to as a “Benefit Plan” and, collectively, referred to as the “Benefit Plans”). The Acquired Company has provided or made available to the Purchaser a complete copy of all Benefit Plans or, in the case of any unwritten Benefit Plans, a description of the material terms thereof.

(b) Each Benefit Plan has been administered and operated in accordance with applicable Law. All contributions have been made and all premiums have been paid in respect of each Benefit Plan in a timely fashion in accordance with the terms of each Benefit Plan and as required by Law.

(c) All reports and disclosure relating to the Benefit Plans required to be filed or distributed have been filed or distributed in material compliance with applicable Law, and within the last three (3) years, no written notice has been received from any Person questioning or challenging such compliance (other than in respect of any claims related solely to that Person).

(d) Other than claims in the ordinary course of business with respect to the Benefit Plans, there are no actions, suits or claims pending or, to the Knowledge of the Acquired Company, threatened, with respect to any Benefit Plan.

(e) Other than as set forth on Section 3.15 of the Disclosure Schedule, the Acquired Company does not maintain any Benefit Plan which provides post-retirement benefits to employees.

(f) No Benefit Plan is a “registered pension plan”, “retirement compensation arrangement” or a “registered retirement savings plan” as such terms are defined in the Income Tax Act. No Benefit Plan is a multi-employer pension plan.

(g) Schedule 3.15 of the Disclosure Schedule contains a complete list by employee number of all individuals who are employees of the Acquired Company specifying work location, the length of service, age, title, rate of pay and commission or bonus structure, whether they are on an approved leave of absence, including the reason for the leave of absence, the start date of such leave and expected date of return to work, if known, for each such employee. No notice has been received by the Acquired Company of any complaint filed by any of the employees against the Acquired Company claiming that the Acquired Company has violated any Laws applicable to employee or human rights, or of any complaints or proceedings of any kind involving the Acquired Company or any of the employees of the Acquired Company before any labour relations board, except as disclosed in Schedule 3.15. All levies, assessments and penalties made against the Acquired Company pursuant to Laws applicable to workers’ compensation have been paid by the Acquired Company and neither the Acquired Company has been assessed under any such legislation during the past year.

(h) All accruals for unpaid vacation pay, premiums for employment insurance, health premiums, Canada Pension Plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the Company Books and Records.

(i) Except as disclosed in this Agreement, neither the negotiation or execution of this Agreement, nor the consummation of the transaction contemplated by this Agreement will, either alone or in combination with any other event, entitle any current of former employee to severance, retention, bonus or similar payment, or accelerate the timing of payment or vesting, or increase the amount of compensation due to any such employee.

(j) The Acquired Company is in compliance in all material respects with applicable Law relating to the employment or contracting of labour, including employment standards, human rights, pay equity, occupational health and safety, immigration and privacy. There are no charges against the Acquired Company pending under applicable health and safety legislation or to the Knowledge of the Acquired Company, threatened or anticipated.

Section 3.16 Labour Relations.

Except as set forth in Section 3.16 of the Disclosure Schedule, there are no labour proceedings pending or unfair labour practice complaints or, to the Knowledge of the Acquired Company, threatened before any Governmental Authority in any jurisdiction with respect to the Acquired Company. There is no labour strike, work stoppage or lockout pending or, to the Knowledge of the Acquired Company, threatened against the Acquired Company. Except as set forth in Section 3.16 of the Disclosure Schedule, the Acquired Company is not a party to or bound by any collective bargaining agreement and no collective bargaining agreement is currently being negotiated by the Acquired Company with respect to the employees of the Acquired Company. To the Knowledge of the Acquired Company, there are no union organizing activities taking place.

Section 3.17 Taxes and Tax Returns.

Except as set forth in Section 3.17 of the Disclosure Schedule:

(a) the Acquired Company has filed or caused to be filed on a timely basis, subject to applicable extensions, all material Tax and information returns, reports or other declarations relating to Taxes required to be filed by it (collectively, “Tax Returns”) and all such Tax Returns are complete and correct in all material respects, except for Tax Returns as to which the failure to so file or be complete and correct in all material respects would not have or reasonably be expected to have a Material Adverse Effect, and the Acquired Company has timely paid or caused to be paid all material federal, provincial, state, local and foreign taxes (including, but not limited to, income, profits, franchise, property (real, tangible and intangible), sales, use, goods and services, harmonized sales, unemployment, withholding, gross receipts, business license, transfer, capital, net worth, gains, excise, social security and workers’ compensation taxes and estimated income and franchise tax payments, and penalties, interest and fines with respect to any thereof) (collectively, “Taxes”), whether or not shown on any Tax Return, that were required to be paid;

(b) the Acquired Company has timely deducted, withheld and/or remitted (or accounted for) to the proper Governmental Authority all material Taxes required to have been deducted, withheld and/or remitted (or accounted for) by it in connection with amounts paid or owing to any person, including to any employee, creditor, person that is or is deemed to be a non-resident of Canada (for purposes of the ITA) or other third party, in compliance with all applicable Laws related to Taxes;

(c) the Acquired Company has charged, collected and remitted on a timely basis all material Taxes as required under applicable Laws on any sale, supply or delivery whatsoever, made by it;

(d) the terms and conditions made or imposed in respect of every material transaction (or series of transactions) between the Acquired Company and any person that is not dealing at arm’s length with the Acquired Company do not materially differ from those that would have been made between persons dealing at arm’s length, and the Acquired Company has complied in all material respects with the transfer pricing requirements of any applicable Laws. The Acquired Company has not commissioned any transfer pricing studies;

(e) the Acquired Company does not have a material exposure to a penalty pursuant to Section 247(3) of the ITA with respect to any transactions between it and any non-resident of Canada with whom it was not dealing at arm’s length for purposes of the ITA;

(f) adequate provision has been made on the Financial Statements for all material Taxes assessed and all material Taxes owing by the Acquired Company that are not yet due and payable and relate to periods ending prior to the date hereof;

(g) the Acquired Company has delivered or made available to Purchaser (A) complete and correct copies of all Tax Returns of the Acquired Company relating to Taxes for the past three taxable periods and (B) complete and correct copies of all material Tax rulings (including private letter rulings), taxation authority reports, information document requests, notices of proposed deficiencies, proposal letters, deficiency notices, notices of assessment or reassessment, protests, petitions, closing agreements, settlement agreements, pending ruling requests, transfer pricing studies, valuation studies and any similar documents received from or submitted to a Governmental Authority by, or agreed to by or on behalf of the Acquired Company, and relating to Taxes for the past three (3) taxable periods;

(h) there are no circumstances existing which have resulted or which could result in the application to the Acquired Company of sections 80, 80.01, 80.02, 80.03, 80.04 of the ITA or any analogous provision of any similar Laws of any other jurisdiction;

(i) the Acquired Company has maintained and continues to maintain at its principal places of business all records and books of account required to be maintained under the ITA, the Excise Tax Act (Canada) and any similar Laws of any other jurisdiction, including Laws relating to sales and use taxes;

(j) the Acquired Company has not made or incurred any material deductible outlay or expense owing to a person not dealing at arm’s length (for purposes of the ITA) with the Acquired Company, the amount of which would, assuming there is no agreement filed under paragraph 78(1)(b) of the ITA, be included in the Acquired Company’s income for Canadian income Tax purposes, for any taxation year or fiscal period beginning on or after the Closing Date under paragraph 78(1)(a) of the ITA or any analogous provision of any similar Laws of any other jurisdiction;

(k) there are no Legal Proceedings now pending or, to the Knowledge of the Acquired Company, threatened against the Acquired Company in respect of any material Taxes relating to the business of the Acquired Company;

(l) the Acquired Company has not received written notice from any Governmental Authority of any material deficiency relating to the payment or assessment of any Taxes for any period which remains unsettled at the date hereof and, to the Knowledge of the Acquired Company, there exists no reasonable basis to believe that any such material deficiency exists in excess of reserves and accruals set forth in the Financial Statements or in the Company Books and Records;

(m) the Acquired Company has not executed any waiver of any statute of limitations on the assessment or collection of Taxes with respect to the Acquired Company or executed any agreement now in effect extending the period of time to assess or collect any material Taxes with respect to the Acquired Company;

(n) there are no material Liens for Taxes (other than Permitted Liens) upon, pending against or, to the Knowledge of the Acquired Company, threatened against any assets of the Acquired Company; and

(o) the Acquired Company is not a party to any tax sharing agreement.

Section 3.18 Insurance.

Section 3.18 of the Disclosure Schedule lists, as of the date hereof, all insurance policies currently in effect (“Current Policies”) that insure the physical properties, business, operations and assets of any of the Acquired Company, and all such policies previously held by the Acquired Company since January 1, 2007, except as noted in such Schedule. Each Current Policy set forth in Section 3.18 of the Disclosure Schedule is valid and binding and in full force and effect and there is no material claim pending under any of the Current Policies as to which coverage has been questioned, denied or disputed. To the Knowledge of the Acquired Company, no written notice of cancellation or termination has been received by the Acquired Company within the preceding three (3) years with respect to any Current Policy which has not been replaced on substantially similar terms prior to the date of such cancellation or termination. The

Acquired Company has not made any untrue or misleading declaration on any insurance application which would invalidate the coverage of such insurance Current Policy.

Section 3.19 Environmental Matters.

Except as set forth in Section 3.19 of the Disclosure Schedule:

(a) the Acquired Company is in compliance in all material respects with applicable Environmental Laws;

(b) the Acquired Company has not within the past three (3) years received any written notice, letter, complaint or claim from any Governmental Authority alleging material non-compliance with any applicable Environmental Law;

(c) there has been no Release of any Hazardous Materials at, from, on or under the Owned Real Property or the Leased Real Property, except in compliance in all material respects with applicable Environmental Laws;

(d) there are no material Legal Proceedings of any kind or nature pending or, to the Knowledge of the Acquired Company, threatened against the Acquired Company pursuant to any applicable Environmental Laws;

(e) the Acquired Company is not subject to any material outstanding Order with any Governmental Authority with respect to any Environmental Law;

(f) since July 25, 2007, and for the period prior to that, to the Knowledge of the Acquired Company, the Acquired Company has not been charged with or convicted of an offence, been fined or otherwise sentenced or settled any prosecution short of conviction, for non-compliance with or breach of any Environmental Law;

(g) the Acquired Company holds and is in compliance in all material respect with all Permits required under any Environmental Law that are necessary for the Acquired Company’s activities and operations at the Owned Real Property and Leased Real Property;

(h) Section 3.19 of the Disclosure Schedule lists all material reports and documents relating to the environmental matters affecting the Acquired Company or the Owned Real Property and Leased Real Property which are in the possession or under the control of the Acquired Company. True and complete copies of all such reports and documents have been provided or made available to the Purchaser. To the Knowledge of the Acquired Company, there are no other reports or documents relating to environmental matters affecting the Acquired Company or the Owned Real Property and Leased Real Property and received since July 25, 2007 or received in connection with the transactions completed in July, 2007 by which PEF became the controlling shareholder of the Acquired Company which have not been made available to the Purchaser whether by reason of confidentiality restrictions or otherwise that would render the reports and documents provided or made available false or misleading in a material respect; and

(i) with respect to the Leased Real Property, to the Knowledge of the Acquired Company, there is no environmental condition that has triggered an obligation under any Real Property Lease to remediate such Leased Real Property that is outstanding.

Section 3.20 Permits and Licenses.

Except as set forth in Section 3.20 of the Disclosure Schedule, the Acquired Company holds all Permits necessary for the lawful operation of the Acquired Company’s business, as applicable, as presently conducted and held. Each such Permit is valid, binding and in full force and effect and the Acquired Company is not in material default (or with the giving of notice or lapse of time or both, would be in material default) under any such Permit. The Acquired Company has not received within the last thirty-six (36) months any written notice or other written communication that any Governmental Authority intends to amend, cancel, terminate or not renew any of the Permits. To the extent renewable, as of the date hereof, all Permits held by the Acquired Company are renewable by their terms or in the ordinary course of business without the need for the Acquired Company to comply with any special rules or procedures not generally applicable to any holder of such Permits, or agree to any materially different terms or conditions. In respect of Permits held by the Acquired Company that are not renewable, there are no circumstances that would require the Acquired Company, in re-applying for such Permits following the expiry thereof, to comply with any special rules or procedures not generally applicable to any holder of such Permits, or agree to any terms or conditions materially different than such Permits currently held.

Section 3.21 Compliance with Laws.

Except as set forth in Section 3.21 of the Disclosure Schedule, the Acquired Company is in compliance in all material respects with the requirements of all applicable Laws and Orders which affect it or its business or assets or to which it is subject (but excluding Environmental Laws which are covered exclusively by Section 3.19, Laws regarding Taxes which are covered exclusively by Section 3.17 and Laws regarding employment/labour/benefits matters which are covered exclusively by Section 3.15 and Section 3.16) (the “Subject Laws”). Except as disclosed in Section 3.15 or Section 3.16 of the Disclosure Schedule, the Acquired Company has not received within the last thirty-six (36) months any written notice or other written communication from any Governmental Authority with respect to a material violation and/or material failure to comply with the Subject Laws.

Section 3.22 Related Party Transactions.

(a) Except (i) as set forth in Section 3.22 of the Disclosure Schedule, (ii) in respect of employment benefits and compensation to officers, directors, and employees, (iii) the Seller Note, and (iv) those arrangements completed, satisfied or terminated on or before Closing, the Acquired Company is not a party to any Contract, loan or arrangement with any of the Sellers or any Affiliate (other than the Acquired Company or the Subsidiary), director or officer of a Seller.

(b) Except as set forth in Section 3.22 of the Disclosure Schedule, there are no: (A) bonus, golden parachute, retirement, retention, change of control, termination, severance, unemployment compensation, or other benefit or enhanced benefit arrangements with respect to any employees or consultants of the Acquired Company, (B) material increases in benefits otherwise payable under any Benefit Plan, (C) entitlements of any employee of any of the Acquired Company to any job security or similar benefit or enhanced benefits, other than an implied right to reasonable notice on termination without cause, or (D) acceleration of the time of payment or vesting of any benefits otherwise payable under any Benefit Plan or termination of such plan other than at the sole and unfettered discretion of the Acquired Company, in each case, resulting from the execution and delivery of this Agreement, the performance of the Acquired Company’s obligations under this Agreement or the consummation of any of the transactions contemplated in this Agreement or the other Transaction Documents.

Section 3.23 Litigation.

Except as set forth in Section 3.23 of the Disclosure Schedule, there are no pending or, to the Knowledge of the Acquired Company, threatened material Legal Proceedings against the Acquired Company by any Person. Except as set forth in Section 3.23 of the Disclosure Schedule there are no material Orders outstanding against the Acquired Company. Except as set forth in Section 3.23 of the Disclosure Schedule, the Acquired Company has no actions pending against any Person.

Section 3.24 Title to and Condition of Assets.

(a) The Acquired Company has good and valid title to all of the properties and assets, tangible or intangible, reflected in the Financial Statements as being owned by the Acquired Company, free and clear of all Liens, except for Permitted Liens, excluding properties and assets sold or disposed of by the Acquired Company since the Balance Sheet Date in the ordinary course of business consistent with past practice.

(b) No Person has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such for the purchase or other acquisition from any member of the Acquired Company of any of its properties and assets, other than inventory to be sold in the ordinary course of business.

(c) No other Person (including the Subsidiary) owns, licenses or controls any property or assets which are being used in the business of the Acquired Company except for the personal property leased by the Acquired Company pursuant to the Material Contracts, the Intellectual Property licensed to the Acquired Company and the Leased Real Property.

(d) The material assets of the Acquired Company utilized in the operation of their business are in good condition, repair and (where applicable) proper working order, subject to normal wear and tear and having regard to their use and age and such assets have been and are properly and regularly maintained and are adequate and suitable for their present and intended uses and are sufficient to conduct the business of the Acquired Company as it is currently conducted.

Section 3.25 Customers and Suppliers.

Section 3.25 of the Disclosure Schedule sets out the major customers and suppliers of the Acquired Company (being the forty most important (by dollar value) customers and ten most important (by dollar value) suppliers of the Acquired Company on a consolidated basis, for the fiscal year ended December 31, 2012, and the nine month fiscal period ending September 27, 2013). There has been no termination or cancellation of, and no material modification or change in, the Acquired Company’s business relationship with any major customer, supplier or group of major customers or suppliers since the Balance Sheet Date, except in the ordinary course of business.

Section 3.26 Product Warranties.

(a) Section 3.26 of the Disclosure Schedule lists the form of all express, written warranties given by the Acquired Company or the Subsidiary to purchasers of products supplied by the Acquired Company and the Subsidiary for the past three years in the ordinary course of business. To the Knowledge of the Acquired Company, Section 3.26 of the Disclosure Schedule lists all unexpired express, written warranties given by the Acquired Company or the Subsidiary with respect to the Excluded Business. All warranties given that have been given by the Acquired Company or the Subsidiary to purchasers of products supplied by the Acquired Company and the Subsidiary are substantially similar to the form of warranties set out in Section 3.26 of the Disclosure Schedule.

(b) Except as set forth in Section 3.23 or Section 3.26 of the Disclosure Schedule, or to the extent accrued for in the Closing Date Working Capital Statement or the Closing Date Balance Sheet in respect of non-customer specific allowances (commonly known as general reserves), customer specific allowances, and reserves and back charge reserves, (i) there are no outstanding Warranty Claims in respect of products or services of the business of the Acquired Company or the Excluded Business that would be inconsistent with the past experience of the Acquired Company since January 1, 2012; and (ii) to the Knowledge of the Acquired Company, there are no such Warranty Claims in respect of such products or services that may be forthcoming that would be inconsistent with the past experience of the Acquired Company since January 1, 2012.

Section 3.27 Accounts Receivable

All notes and accounts receivable of the Acquired Company are reflected properly in the Company Books and Records, are valid and collectible receivables subject to no setoffs, refusals to pay or counterclaims, except to the extent properly reflected in the allowance for doubtful accounts set forth in the Financial Statements, or as will be reflected in the Closing Date Balance Sheet, the Closing Date Working Capital Statement and the calculation of the Closing Date Working Capital, and represent valid obligations arising from sales made or services performed in the ordinary course of business.

Section 3.28 Inventory

All inventory constituting an asset, whether or not reflected in the Financial Statements, consists of a quality and quantity usable and saleable in the ordinary course of business, except for obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value in the Financial Statements. All inventories not written off have been recorded at the lower of cost and net realizable value, with cost being determined on a first in, first out basis. The quantities of each item of inventory (whether raw materials, work-in-process, or finished goods) are not excessive, but are reasonable in the present circumstances of the Acquired Company.

Section 3.29 Bank Accounts and Powers of Attorney.

Section 3.29 of the Disclosure Schedule is a correct and complete list showing (a) the name of each bank in which the Acquired Company has an account or safety deposit box and the names of all Persons authorized to draw on the account or to have access to the safety deposit box, and (b) the names of all Persons holding powers of attorney from the Acquired Company. Copies of the powers of attorney have been provided to the Purchaser.

Section 3.30 Acquired Company’s Brokers.

Except for the Persons set forth in Section 3.30 of the Disclosure Schedule whose fees, commissions and expenses are the sole responsibility of the Acquired Company, the Acquired Company has not dealt with any broker or finder in connection with the transactions contemplated herein or under the other Transaction Documents who would be entitled to a fee or commission in connection with the transactions contemplated herein or under the other Transaction Documents.

Section 3.31 Absence of Certain Business Practices

None of the Sellers, or to the Knowledge of the Acquired Company, the Acquired Company nor any other Affiliate or agent thereof, nor any other Person acting on behalf of or associated therewith, acting alone or together, have: (a) received, directly or indirectly, any rebates, payments, commissions, promotional allowances or any other economic benefits, regardless of their nature or type, from any customer, supplier, employee or agent of any customer or supplier; or (b) directly or indirectly given or agreed to give any money, gift or similar benefit to any customer, supplier, employee or agent of any customer or supplier, any official or employee of any government (domestic or foreign), or any political party or candidate for office (domestic or foreign), or other Person who was, is or may be in a position to help or hinder the business of the Acquired Company (or assist the Acquired Company in connection with any actual or proposed transaction), in each case which may subject the Acquired Company to any damage or penalty in any civil, criminal or governmental litigation or proceeding.

Section 3.32 Subsidiary

The Subsidiary is duly incorporated and validly existing under the laws of its jurisdiction of incorporation. The Subsidiary has not been actively carrying on business since 2011, and, since July 25, 2007, it has not owned or leased any real property nor has it had any employees.

Section 3.33 Excluded Business Projects

Section 3.33 of the Disclosure Schedule sets out a true, complete and correct list of all projects of the Acquired Company or Subsidiary for the supply of engineered wall systems where the contracts for the supply of such systems included the installation of such systems.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each of the Sellers, severally, and not jointly or jointly and severally, as to itself only, represents and warrants to the Purchaser as of the date hereof, as follows:

Section 4.1 Authority of Sellers, Enforceability and Formation of PEF.

(a) PEF is duly formed and validly existing under the laws of its jurisdiction of formation.

(b) The execution, delivery and performance of this Agreement and the other Transaction Documents to which such Seller is a party have been duly authorized by all necessary corporate or other action of such Seller.

(c) This Agreement has been, and the other Transaction Documents to which such Seller is a party when executed will be, duly executed and delivered by such Seller.

(d) This Agreement constitutes, and the other Transaction Documents to which such Seller is a party when executed will constitute, a legal, valid and binding obligation of such Seller and is enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect relating to creditors’ rights generally and to the application of equitable principles.

Section 4.2 Ownership.

(a) Such Seller is (i) the registered owner of the Purchased Shares (hereinafter referred to in this Section 4.2 as such “Seller’s Securities”) indicated as being held by such Seller in Schedule A hereto, and (ii) the beneficial owner of such Seller’s Securities free and clear of all Liens other than restrictions on transfer contained in constating documents and applicable securities Laws, rights of first refusal and similar rights restricting transfer contained in the Shareholders Agreement.

(b) Except for this Agreement, the Exchange Agreement, as disclosed in Section 4.2 of Schedule 4, or pursuant to the constating documents of the Acquired Company or the Shareholders Agreement, such Seller has no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) for the purchase or sale of securities of the Acquired Company.

Section 4.3 Sellers Brokers.

Except for the Persons set forth in Section 4.3 of Schedule 4 whose fees, commissions and expenses are the sole responsibility of Alumicor, such Seller has not dealt with any broker or finder in connection with the transactions contemplated herein or under the other Transaction Documents who would be entitled to a fee or commission in connection with the transactions contemplated herein or under the other Transaction Documents.

Section 4.4 Residency.

(a)	Each Seller is not a “non-resident” of Canada within the meaning of the ITA; and

(b)	PEF is a “Canadian Resident Partnership” within the meaning of the ITA.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND GUARANTOR

The Purchaser and Guarantor, jointly and severally, represent and warrant to the Sellers, subject to such exceptions as are disclosed in Schedule 5, as follows:

Section 5.1 Organization of Purchaser and Guarantor.

The Purchaser is duly incorporated, organized, validly existing and in good standing under the laws of the Province of Ontario. The Guarantor is duly incorporated, organized, validly existing and in good standing under the laws of Minnesota.

Section 5.2 Authority of Purchaser and Guarantor and Enforceability.

(a) The execution, delivery and performance of this Agreement and the other Transaction Documents to which the Purchaser or the Guarantor is a party have been duly authorized by all necessary corporate or other action of the Purchaser and the Guarantor, as the case may be (including, if applicable, its investment committee).

(b) This Agreement has been, and the other Transaction Documents to which the Purchaser or the Guarantor is a party when executed will be, duly executed and delivered by the Purchaser and the Guarantor.

(c) This Agreement constitutes, and the other Transaction Documents to which the Purchaser or the Guarantor is a party when executed will constitute, a legal, valid and binding obligation of the Purchaser and the Guarantor, as the case may be, and is enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereinafter in effect relating to creditors’ rights generally and to the application of equitable principles.

Section 5.3 Government Approvals, Notices and Filings.

No consent or approval of, giving of notice to, making filings with, or taking of any action in respect of or by, any Governmental Authority is required with respect to the execution, delivery or performance by the Purchaser or the Guarantor of this Agreement or any of the other Transaction Documents to which it is a party or the consummation of the transactions contemplated hereunder or under the other Transaction Documents.

Section 5.4 Third Party Consents, Approvals and Notices.

No consent or approval of, or notice to, any Person (other than any Governmental Authority) is required to be obtained or given by the Purchaser or the Guarantor with respect to the execution, delivery or performance by the Purchaser and the Guarantor of this Agreement or any of the other Transaction Documents to which the Purchaser or the Guarantor is a party or the consummation of the transactions hereunder.

Section 5.5 Absence of Breach; Non-Contravention.

The execution, delivery and performance of this Agreement and the other Transaction Documents to which the Purchaser or the Guarantor is a party and the consummation of the transactions contemplated herein or under the other Transaction Documents by the Purchaser or the Guarantor does not and will not with the passage of time or the giving of notice or both:

(i)	result in a breach of or constitute a default by the Purchaser or the Guarantor or result in any right of termination or acceleration under any Contract to which the Purchaser or the Guarantor is a party or by which the property of the Purchaser or the Guarantor is bound or affected, except for any such breach or default which would not materially impair or delay the ability of the Purchaser or the Guarantor to perform its obligations hereunder or consummate the transactions contemplated hereby or under the other Transaction Documents;

(ii)	result in a violation of or default under any Law or Order now in effect having applicability to the Purchaser or the Guarantor, except for any such violation or default which would not materially impair or delay the ability of the Purchaser or the Guarantor to perform its obligations hereunder or consummate the transactions contemplated hereby or under the other Transaction Documents, or adversely affect the legality, validity or enforceability of this Agreement or prohibit, make illegal, enjoin or restrict in any manner the transactions contemplated hereby or under the other Transaction Documents; or

(iii)	violate any provisions of any charter document or by-law restriction of the Purchaser or the Guarantor.

Section 5.6 Litigation.

There is no (i) Legal Proceeding pending or, to the Knowledge of the Purchaser, threatened against the Purchaser or the Guarantor, (ii) to the Knowledge of the Purchaser, basis for any Legal Proceeding against the Purchaser or the Guarantor or any of their Affiliates or (iii) outstanding Order against the Purchaser or the Guarantor or any of their Affiliates which, in each case, would reasonably be expected to materially impair or delay the ability of the Purchaser or the Guarantor to perform its obligations hereunder or consummate the transactions contemplated hereby or under the other Transaction Documents, affect the legality, validity or enforceability of this Agreement or prohibit, make illegal or seek to enjoin or restrain the transactions contemplated by this Agreement or the other Transaction Documents.

Section 5.7 Purchaser Brokers.

Neither the Purchaser nor the Guarantor has dealt with any broker or finder in connection with the transactions contemplated herein or under the other Transaction Documents who would be entitled to a fee or commission in connection with the transactions contemplated herein or under the other Transaction Documents.

Section 5.8 Financing

The Guarantor has on the date hereof and the Guarantor shall cause the Purchaser to have at Closing, sufficient available funds to pay the Purchase Price and all other necessary fees, expenses and other amounts in connection with the consummation of the transactions contemplated by this Agreement and the other Transaction Documents.

Section 5.9 Partnership Arrangements.

No Person is acting jointly or in concert with the Purchaser or the Guarantor in connection with the acquisition of the Purchased Shares pursuant to this Agreement. Except as contemplated in this Agreement, there is no agreement, commitment or understanding, whether formal or informal, with any director or officer of the Acquired Company regarding any ongoing equity interest or role at the Acquired Company after the consummation of the transactions contemplated by this Agreement and the other Transaction Documents.

Section 5.10 Bankruptcy.

There are no bankruptcy, reorganization or arrangement proceedings pending against, being contemplated by, or to the Knowledge of the Purchaser, threatened against the Purchaser or the Guarantor.

Section 5.11 Independent Investigation.

Each of the Purchaser and the Guarantor is an informed and sophisticated participant in the transactions contemplated hereunder and under the other Transaction Documents and has conducted its own independent investigation, review and analysis of the Acquired Company and the Subsidiary and the Purchased Shares. Each of the Purchaser and the Guarantor acknowledges that it and its Representatives have been provided adequate access to the Company Books and Records, the personnel of the Acquired Company and the Subsidiary and information regarding the Purchased Shares for such purpose. In entering into this Agreement, each of the Purchaser and the Guarantor acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of any of the Acquired Company, the Subsidiary or the Sellers or any of their respective Affiliates or Representatives (except for the specific representations and warranties of the Acquired Company and the Sellers set forth in Article 3 and Article 4, respectively).

Section 5.12 Purchase for Investment.

The Purchaser is acquiring the Purchased Shares solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof other than in compliance with all applicable Laws, including securities Laws. The Purchaser agrees that Purchased Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration or qualification under applicable securities Laws, except pursuant to an exemption from such registration or qualification under applicable securities Laws. The Purchaser is an “Accredited Investor” (as such term is defined in National Instrument 45-106, as may be amended from time to time, and Rule 501 of Regulation D of the Securities Act of 1933, as may be amended from time to time, as applicable). The Purchaser is able to bear the economic risk of holding the Purchased Shares for an indefinite period (including total loss of its investment), and (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

ARTICLE 6

COVENANTS OF THE ACQUIRED COMPANY

Section 6.1 Restrictions.

(a) Except (i) as contemplated by this Agreement, (ii) set forth in Section 6.1 of the Disclosure Schedule, (iii) the Pre-Closing Reorganization, or (iv) with the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), from the date hereof to the Closing Date, the Acquired Company shall (x) conduct its business in the ordinary course of business, and (y) use commercially reasonable efforts to (A) preserve intact the present business organization and reputation of the Acquired Company, (B) keep available (subject to dismissals, resignations and retirements in the ordinary course of business) the services of present officers and employees of the Acquired Company, (C) maintain the good will of customers, suppliers, lenders and other Persons to whom the Acquired Company sells goods or provides services, and (D) maintain substantially the same levels of coverage of insurance as provided on the date hereof. Except as contemplated by this Agreement or as set forth in Section 6.1 of the Disclosure Schedule, the Acquired Company shall not, and, as applicable, shall cause the Subsidiary not to (except with the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed)):

(i)	declare or pay any cash dividends or make any cash distributions upon any of the capital of the Acquired Company;

(ii)	sell, lease, transfer or otherwise dispose of, or suffer a Lien (other than Permitted Liens) to exist on, all or any portion of its assets, except sales to customers in the ordinary course of business or pursuant to existing Contracts;

(iii)	incur indebtedness for borrowed money other than (i) in the ordinary course of business or (ii) for any draw down, cancellation and/or prepayment of or under the Credit Facility and the Seller Note;

(iv)	authorize, issue, sell or otherwise dispose of any equity securities of the Acquired Company or the Subsidiary, other than (i) transactions between the Acquired

Company and the Subsidiary or (ii) as required under the Seller Note or existing Contracts which have been provided to the Purchaser;

(v)	redeem, purchase or otherwise acquire any of its outstanding equity securities, other than with respect to transactions between the Acquired Company and the Subsidiary or as may be permitted under the Shareholders Agreement;

(vi)	make any material change in any of the charter documents of the Acquired Company;

(vii)	effect any dissolution, winding-up, liquidation or termination of the Acquired Company or the Subsidiary;

(viii)	make any material change to its accounting policies or adopt new accounting policies, in each case, except as required by generally accepted accounting principles, any Governmental Authority, applicable Law or regulatory guidelines;

(ix)	make or rescind any material Tax election, settle or compromise any material Tax liability or agree to an extension or waiver of the limitation period with respect to the assessment, reassessment or determination of Taxes;

(x)	enter into any material Benefit Plan or amend in any respect any Benefit Plan or materially increase the compensation of any employee, except, in each case, in the ordinary course of business or as required by Law, the Option Plan or any other Benefit Plan;

(xi)	amend in any respect any Material Contract or enter into any Contract that would have been a Material Contract had it been entered into prior to the date hereof, except, in each case, in the ordinary course of business;

(xii)	acquire any business or Person, by merger, amalgamation or consolidation, purchase or sale of substantial assets or equity interests, or by any other manner; or

(xiii)	hire or terminate any employee at the manager level and senior, or hire any independent sales representative, engineer, or finance employee, out of the ordinary course of business or as reasonably required to operate the business;

(xiv)	make capital expenditures or incur any obligation to make any capital expenditures, except as contemplated in the 2013 fiscal year budget dated December 6, 2012 of the Acquired Company or, in place of the specific capital expenditures provided for in such budget, as approved in the capital appropriation request process of the Acquired Company (but not for an aggregate amount in excess of the aggregate amount provided for in such budget); or

(xv)	enter into any Contract to do or engage in any of the foregoing.

(b) The Purchaser shall, promptly following the date hereof, designate two (2) individuals from any of whom the Sellers or the Acquired Company may seek approval to undertake any actions not permitted to be taken under Section 6.1(a) and shall ensure that such individuals will respond, on behalf of the Purchaser, to such requests in an expeditious manner, and in any event within five (5) Business Days of such request; provided, that if such request relates to a time sensitive urgent matter of material importance to the business of the Acquired Company and the Subsidiary such that a reasonable person would deem it unreasonable not to respond to such request within a shorter timeframe and the Sellers or the Acquired Company has made such request by telephone and email and informed the Purchaser of the critical nature of such request at the time such request was made, the Purchaser shall ensure that such individuals will respond, on behalf of the Purchaser, to such request within three (3) Business Days of such request. If no response is received from the Purchaser’s designees, as provided in this paragraph, the Purchaser’s designees shall be deemed to have approved the action(s) for which approval was sought.

Section 6.2 Access.

The Acquired Company shall, and, as applicable, shall cause the Subsidiary to, from the date hereof until the Closing Date, upon reasonable notice, permit the Purchaser and its Representatives to, at the sole cost and expense of the Purchaser, review and inspect all Company Books and Records and Contracts and other documents relating to the Acquired Company and the Subsidiary reasonably requested by the Purchaser and in the possession or control of the Acquired Company or the Subsidiary, provided that the foregoing review and inspection shall take place during regular business hours and the same does not (i) unduly disrupt the conduct of the operations of the Acquired Company and the Subsidiary, (ii) violate any Law, fiduciary duty, Order, Contract or Permit applicable to the Acquired Company or the Subsidiary, or (iii) jeopardize any attorney-client or other legal privilege, and subject to existing confidentiality and non-disclosure obligations of the Purchaser and its Affiliates (including the Confidentiality Agreement).

Section 6.3 Regulatory and Third Party Approvals.

(a) The Acquired Company shall, and, as applicable, shall cause the Subsidiary to, as promptly as practicable (i) use commercially reasonable efforts to give all notices to, make all filings and applications with, obtain all consents and approvals of, and take any action in respect of, any Persons and Governmental Authorities required of any of the Acquired Company or the Subsidiary to consummate the transactions contemplated by this Agreement and the other Transaction Documents set forth in Section 3.4 and Section 3.5 of the Disclosure Schedule, (ii) provide such other information and communications to such Governmental Authorities or other Persons as such Governmental Authorities or other Persons may reasonably request in connection therewith and (iii) provide such necessary information and reasonable cooperation to the Purchaser or its outside counsel as reasonably requested by the Purchaser in connection with the performance of the Purchaser’s obligations under Section 7.2. The Acquired Company shall provide prompt notification to the Purchaser when any such consent, approval, action, filing or notice referred to in clause (i) above is obtained, taken, made or given, as applicable, and shall advise the Purchaser of any communications (and, unless precluded by Law, provide copies of any such communications that are in writing to the Purchaser or its outside counsel) with any Governmental Authority or other Person regarding any of the transactions contemplated by this Agreement or the other Transaction Documents.

(b) Notwithstanding the foregoing, in no event shall the Acquired Company or the Subsidiary be required to make any payment (other than reasonable legal fees) that it is not presently contractually required to make, enter into any other agreement or arrangement with any Person that it is not presently contractually required to enter into, accept any significant modification in any existing agreement or arrangement, take any action that would alter or restrict in any way the Acquired Company’s or the Subsidiary’s business or commercial practices (including divesting or holding separate any of its assets or portion of its business).

Section 6.4 Cancellation of Convertible Securities

The Sellers and the Acquired Company shall take such steps as are necessary to fully terminate or extinguish prior to Closing any stock option or right to purchase shares in the capital stock of the Acquired Company, including any securities convertible into such capital.

Section 6.5 Fulfillment of Conditions.

The Acquired Company shall and, as applicable, shall cause the Subsidiary to, use commercially reasonable efforts to take, or cause to be taken, all appropriate actions, to do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereunder or under the other Transaction Documents, including the satisfaction of each condition to the obligations of the Purchaser contained in Article 9.

Section 6.6 Pre-Closing Reorganization

The Acquired Company shall, and shall cause the Subsidiary to, complete, at the expense of the Acquired Company, the Pre-Closing Reorganization. The terms of the Pre-Closing Reorganization, including the documents to effect such transaction, shall be subject to the prior approval of the Purchaser, such approval not to unreasonably withheld or delayed.

Section 6.7 Non-Solicitation

From the date hereof to the Closing or the earlier termination of this Agreement, the Acquired Company, the Sellers and their respective Affiliates shall not, directly or indirectly, (a) initiate, solicit, seek, encourage, entertain, consider, accept or positively respond to the initiation or submission or any expression of interest, inquiry, proposal or offer from any party regarding a potential merger, acquisition, business combination, share exchange, reorganization, consolidation, recapitalization or other similar transaction involving the Acquired Company and/or the Subsidiary, the acquisition or any securities of the Acquired Company and/or the Subsidiary, or a sale, license, disposition or acquisition of all or a material portion of the business or assets of the Acquired Company and/or the Subsidiary (an “Acquisition Proposal”), or (b) engage or participate in negotiations or discussions with or enter into any letter of intent, agreement or arrangement with, or provide non-public information to, any party (other than the Purchaser) relating to or in connection with an Acquisition Proposal. The Acquired Company and each Shareholder represents and warrants to the Purchaser that each will immediately terminate any and all discussions or negotiations regarding an Acquisition Proposal (other than with the Purchaser). The Acquired Company and each Seller shall promptly provide the Purchaser with written notice in the event that it receives any indication of interest, inquiry, proposal or offer concerning an Acquisition Proposal, and shall identify in writing the identity of the person indicating such interest or making such proposal and the terms thereof.

Section 6.8 Management Agreement

The Acquired Company shall pay in full to Management Co all of the amounts due and owing to Management Co.

ARTICLE 7

COVENANTS OF PURCHASER AND GUARANTOR

Section 7.1 Confidentiality.

The Purchaser and the Guarantor acknowledge that the provisions of the confidentiality agreement of July 23, 2013 (the “Confidentiality Agreement”) between the Guarantor (or an Affiliate of the Guarantor, as applicable) and the Acquired Company (or a Representative of the Acquired Company on its behalf, as applicable) shall continue to apply notwithstanding the execution of this Agreement by the parties or the announcement of this Agreement, and agrees to fulfill its obligations thereunder in accordance with the terms thereof. For the avoidance of doubt, if this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect.

Section 7.2 Regulatory and Third Party Approvals.

(a) Subject to Section 7.2(c) the Purchaser and the Guarantor shall, as promptly as practicable after the date hereof (i) use their commercially reasonable efforts to give all notices to, make all filings and applications with, obtain all consents and approvals of and take any action in respect of, any Persons and Governmental Authorities that are required of the Purchaser and the Guarantor to consummate the transactions contemplated by this Agreement and the other Transaction Documents set forth in Section 5.3 and Section 5.4 of Schedule 5; (ii) provide such other information and communications to such Governmental Authorities or other Persons as such Governmental Authorities or other Persons may reasonably request in connection therewith and (iii) provide such necessary information and reasonable cooperation to the Acquired Company, the Subsidiary and their outside counsel as reasonably requested by the Acquired Company in connection with the performance of the Acquired Company’s obligations under Section 6.3. The Purchaser and the Guarantor shall provide prompt notification to the Acquired Company and the Sellers when any such consent, approval, action, filing or notice referred to in clause (i) above is obtained, taken, made or given, as applicable, and shall advise the Acquired Company and the Sellers of any communications (and, unless precluded by Law, provide copies of any such communications that are in writing to the Acquired Company and the Sellers and their respective outside counsels) with any Governmental Authority or other Person regarding any of the transactions contemplated by this Agreement or the other Transaction Documents.

(b) Without limiting the generality of the foregoing, the Purchaser and the Guarantor shall consult and cooperate with the Acquired Company and the Sellers in connection with all notices, filings, applications, analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of the Purchaser and the Guarantor in connection with obtaining all consents and approvals from any Governmental Authorities necessary to consummate the transactions contemplated hereby or under the other Transaction Documents. Neither the Purchaser nor the Guarantor will make any notification, filing, application or other submission in relation to the transactions contemplated hereby or under the other Transaction Documents without first providing the Acquired Company and the Sellers with a copy of such notification, filing, application or other submission in draft form (subject to reasonable redactions or limiting the sharing of such draft, or parts thereof, to an outside-counsel-only basis where appropriate) and giving the Acquired Company and the Sellers a reasonable opportunity to consider its content before it is filed with the relevant Governmental Authority, and the Purchaser and the Guarantor shall consider and take account of all reasonable comments timely made in this respect. The Purchaser and the Guarantor shall promptly notify the Acquired Company and the Sellers of any substantive communications from or with any Government Authority with respect to the transactions contemplated by this Agreement and the other Transaction Documents and will use their reasonable commercial efforts to ensure, to the extent permitted by Law, that the Acquired Company and the Sellers, or their outside counsel where appropriate, are involved in any substantive communications and invited to attend meetings with, or other appearances before, any Government Authority with respect to the transactions contemplated by this Agreement and the other Transaction Documents.

(c) Notwithstanding anything to the contrary set forth herein, the obligations of the Purchaser and the Guarantor under this Section 7.2 shall include committing to any and all undertakings, divestitures, licenses or hold separate or similar arrangements with respect to their assets or the assets of the Acquired Company or any of the Subsidiary and committing to any undertakings or other arrangements relating to conduct of its business or the business of the Acquired Company or the Subsidiary as a condition to obtaining any and all approvals or clearances from any Governmental Authority or Person necessary to consummate the transactions contemplated hereby or under the other Transaction Documents, including taking any and all actions necessary in order to ensure the receipt of the necessary consents, approvals, clearances or forbearances, or the termination, waiver or expiration of the necessary waiting periods, under, as applicable, or any other applicable antitrust, competition, foreign investment or similar Law. Neither the Purchaser nor the Guarantor shall knowingly take or cause to be taken any action which would be expected to prevent or delay the obtaining of any consent or approval required hereunder, including entering into any timing or other agreements with any Government Authority without the express written consent of the Acquired Company and the Sellers, for the consummation of the transactions contemplated hereby or under the other Transaction Documents.

Section 7.3 Financing.

The Purchaser and the Guarantor acknowledge and agree that none of the Sellers, Acquired Company or their respective Affiliates and Representatives shall have any responsibility for any financing that the Purchaser or the Guarantor may raise in connection with the transactions contemplated hereby or under the other Transaction Documents. The Purchaser and the Guarantor also acknowledge and agree that obtaining financing is not a condition to any of their obligations hereunder, regardless of the reasons why financing is not obtained or whether such reasons are within or beyond the control of the Purchaser or the Guarantor. For the avoidance of doubt, if any financing referred to in this Section 7.3 is not obtained, the Purchaser and the Guarantor shall continue to be obligated to consummate the transactions contemplated by this Agreement and the other Transaction Documents, subject to and on the terms contemplated by this Agreement.

Section 7.4 Fulfillment of Conditions.

Except as otherwise set forth herein, the Purchaser and the Guarantor shall use commercially reasonable efforts to take, or cause to be taken, all appropriate actions, to do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereunder or under the other Transaction Documents, including the satisfaction of each condition to the obligations of the Acquired Company and the Sellers contained in Article 10.

Section 7.5 Officers’ and Directors’ Insurance and Indemnification.

(a) The Purchaser shall, or shall cause the Acquired Company to purchase, or at the Sellers’ option, the Acquired Company shall arrange prior to the Closing to purchase, and in each case the Purchaser shall pay for, for the period from the Closing Date until six (6) years after the Closing Date, a tail directors’ and officers’ liability insurance policy providing coverage for the present and former directors and officers of the Acquired Company and the Subsidiary with respect to any claims arising from facts or events that occurred on or prior to the Closing (including in connection with this Agreement or the transactions contemplated hereby or under the other Transaction Documents) on terms comparable to those contained in the current insurance policy of the Acquired Company and the Subsidiary, provided that the premiums payable for such insurance do not exceed 200% of the premiums currently payable by the Acquired Company and the Subsidiary for such directors’ and officers’ liability insurance; provided, further, that in the event such premiums exceed 200% of the premiums currently payable, the Purchaser shall or shall cause the Acquired Company, or, at the Sellers’ option, the Acquired Company shall arrange prior to the Closing, to purchase such insurance up to the amount that can be purchased with a premium at such 200% level.

(b) From and after the Closing Date, the Purchaser shall cause the Acquired Company (or any successor(s)) to, until the sixth (6th) anniversary of the Closing Date (or, in the case of clause (ii), for so long thereafter as any claim for indemnification asserted on or prior to such date has not been finally adjudicated) (i) keep and not amend, modify or repeal any provision of the current indemnity agreements in place for the current directors and officers of the Acquired Company, (ii) indemnify the current and former directors and officers of the

Acquired Company to the fullest extent to which the Acquired Company are permitted to indemnify such officers and directors with respect to any claims arising from facts or events that occurred on or prior to the Closing (including in connection with this Agreement or the transactions contemplated hereby or under the other Transaction Documents), and (iii) except to the extent required by Law, not take any action so as to amend, modify or repeal the provisions for indemnification of directors, officers or employees contained in the organizational documents of any of the Acquired Company in such a manner as would adversely affect the rights of any individual who shall have served as a director or officer of any of the Acquired Company prior to the Closing to be indemnified by such corporations in respect of their serving in such capacities at or prior to the Closing.

(c) The provisions of this Section 7.5 shall survive the consummation of the transactions contemplated by this Agreement and the other Transaction Documents and are intended to be for the benefit of, and will be enforceable by, each individual referred to in this Section 7.5, his or her heirs and successors and his or her legal representatives (collectively, the “Directors and Officers”). The Acquired Company agrees to pay from time to time as necessary all expenses, including reasonable attorneys’ fees, that may be incurred by the Directors and Officers in enforcing the indemnity and other obligations provided for in this Section 7.5.

(d) If the Purchaser or the Acquired Company or any of its successors or assigns shall (i) amalgamate, consolidate with or merge or wind up into any other Person and shall not be the continuing or surviving entity, or (ii) transfer all or substantially all of its prospective assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Purchaser or the Acquired Company shall assume all of the obligations set forth in this Section 7.5.

Section 7.6 Preservation of Books and Records.

The Purchaser shall, and shall cause the Acquired Company to, preserve and keep the records held by them relating to the respective businesses of the Acquired Company and the Subsidiary for a period of seven (7) years from the Closing Date (or longer if required by applicable Law) and shall make such records and personnel available to the Sellers upon reasonable prior notice (including the right to make copies thereof), at the Sellers’ own cost and expense and to the extent not unreasonably burdensome to the Acquired Company, as may be reasonably required by the Sellers in connection with any insurance claims by, Legal Proceedings (including with respect to the enforcement of this Agreement) or Tax audits against or investigations by any Governmental Authority of the Sellers or any of their Affiliates with respect to their ownership of the Acquired Company and the Subsidiary or the transactions contemplated by this Agreement and the other Transaction Documents.

ARTICLE 8

MUTUAL COVENANTS OF THE ACQUIRED COMPANY AND THE PURCHASER

Section 8.1 Regulatory Filings and Other Actions.

(a) In addition to and not in limitation of the covenants contained in Section 6.3 and Section 7.2, the Acquired Company, the Purchaser and the Guarantor shall prepare and file, as promptly as practicable and in any event within twenty (20) Business Days after the execution of this Agreement, such filings, notices and applications required to obtain the consents, approvals and authorizations from Persons and Governmental Authorities that are necessary to consummate the transactions contemplated by this Agreement and the other Transaction Documents.

(b) Each of the Acquired Company, the Purchaser and the Guarantor shall use commercially reasonable efforts to oppose, lift or rescind any injunction or restraining or other order seeking to stop, or otherwise adversely affecting its ability to consummate, this Agreement, the other Transaction Documents and the transactions contemplated hereby or under the other Transaction Documents and to defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging this Agreement or the consummation of the transactions contemplated hereby or under the other Transaction Documents.

Section 8.2 Further Assurances.

From time to time after the date hereof, including after the Closing, and without further consideration, the parties shall execute and deliver, or arrange for the execution and delivery of, such other instruments of conveyance and transfer and take or arrange for such other actions as may be reasonably requested by the other party to more effectively complete any of the transactions provided for in this Agreement or any document contemplated hereby.

Section 8.3 Tax Matters.

(a) Except as required by Law, without the prior written consent of the Sellers’ Agent, none of the Purchaser or the Acquired Company shall take any position on (including making or changing any Tax election), amend, re-file or otherwise modify (or grant any extension of any applicable statute of limitation with respect to) any Tax Return (including any amendment thereto) for, or agree to any settlement relating to, any Sellers’ Tax Period or any other taxable period which may result in any increase in Tax for any Sellers’ Tax Period.

(b) The Sellers’ Agent shall prepare, or cause to be prepared, all Tax Returns required to be filed by the Acquired Company after the Closing Date which include any Sellers’ Tax Period (“Seller Tax Returns”). The Purchaser shall prepare, or caused to be prepared (i) all Tax Returns required to be filed by the Acquired Company after the Closing Date for any period ending after the Closing Date, and (ii) any amendments to Seller Tax Returns filed by the Acquired Company prior to the Closing. The Purchaser shall be given the opportunity to review, comment upon and suggest changes or corrections to any Seller Tax Returns or amendments thereto prior to the filing thereof (but in no event less than thirty (30) days prior to such filing). Without limiting the generality of Section 6.2 and Section 7.6, the Purchaser shall, and shall cause the Acquired Company to, cooperate with and reasonably assist the Sellers’ Agent (including allowing access by the Sellers’ Agent and its Representatives to the Company Books and Records and allowing the Sellers’ Agent (and its Representatives) to make copies thereof) in connection with the preparation of any Seller Tax Returns. In the event of any dispute regarding the matters set forth in this Section 8.3(b), the Purchaser shall provide the Sellers’ Agent with written notice thereof within fourteen (14) days of its access to such Seller Tax Returns or amendments, and the parties shall act in good faith to resolve such dispute. If the parties cannot resolve such dispute within fourteen (14) days of notice thereof, the Independent Auditor shall be requested to make a determination resolving any such dispute and such determination shall be final and binding. The Independent Auditor shall allow the Purchaser and the Sellers’ Agent to present their respective positions regarding the dispute (provided that, for greater certainty, such presentations are limited to matters described in the dispute notice referred to above), and each of the Purchaser and the Sellers’ Agent shall have the right to present additional documents, materials and other information and to make an oral presentation to the Independent Auditor regarding such dispute and the Independent Auditor shall consider such additional documents, materials and other information and such oral presentation. Any such other documents, materials or other information shall be copied to each of the Purchaser and the Sellers’ Agent and each of the Sellers’ Agent and the Purchaser shall be entitled to attend any such oral presentation. The parties shall use commercially reasonable efforts to cause the Independent Auditor to complete its work within fourteen (14) calendar days of its engagement. The costs, fees and expenses of the Independent Auditor shall be allocated to and borne by the Purchaser, on the one hand, and the Sellers as a group, on the other hand, (with each Seller responsible only for its Pro Rata Share of the Sellers’ portion) based on the inverse of the percentage that the Independent Auditor’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Independent Auditor. For example, should the items in dispute total in amount to $1,000 and the Independent Auditor awards $600 in favour of the Purchaser’s position, 60% of the costs of the Independent Auditor’s review would be borne by Sellers as a group, (with each Seller responsible only for its Pro Rata Share of such costs) and 40% of the costs would be borne by the Purchaser.

(c) The Purchaser shall pay or cause to be paid all Taxes shown as being payable on any Seller Tax Return on or before the day such Taxes are due.

(d) The Purchaser and the Sellers shall for all Canadian and foreign Tax purposes report the purchase and sale hereunder and the transactions contemplated herein or under the other Transaction Documents in accordance with their form and structure as set out herein (and none of them shall make any available Tax elections inconsistent therewith), provided that the Purchaser shall be entitled to make a Tax election under section 338(g) of the United States Internal Revenue Code in respect of such transactions.

(e) If a refund of Taxes (to the extent not reflected in the Closing Date Working Capital Statement) (the “Refund”) is received by or credited to the account of the Acquired Company in respect of any Sellers’ Tax Period, other than in respect of any Tax losses carried back from any period ending after the Closing Date, the Purchaser shall, or shall cause the Acquired Company to pay, within thirty (30) days of receipt, the amount of the Refund to the Sellers’ Agent on behalf of the Sellers to be allocated in accordance with their Pro Rata Share provided that such Refund is received or credited as a result of adjustments identified by the Sellers or the Sellers’ Agent (including in connection with the preparation and filing of the Seller Tax Returns). For purposes of this Section 8.3(e), “Refund” shall include actual receipt of a refund or interest, as well as a credit or offset of or against any other actual or estimated Tax liability or any interest or penalties on such Tax Liability. Any amounts payable under this Section 8.3(e) shall constitute an adjustment in the Purchase Price.

(f) All Taxes and Tax liabilities with respect to the Acquired Company that relate to a Straddle Period shall be apportioned between the Sellers as a group, on the one hand (with each Seller responsible only for its Pro Rata Share of the Sellers’ portion), and the Purchaser, on the other hand, on the basis that the Straddle Period consisted of two taxable periods, one that ended at the close of business on the day immediately before the Closing Date and the other that began on the Closing Date, and such Taxes shall be allocated between two such periods in the following manner: (i) in the case of Taxes other than Taxes based upon or related to income, sales, gross receipts, wages, capital expenditures, expenses or any similar Tax base, the amount of Tax allocable to a portion of the Straddle Period shall be the total amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in such portion of such Straddle Period and the denominator of which is the total number of days in such Straddle Period and (ii) in the case of any Tax based upon or related to income, sales, gross receipts, wages, capital expenditures, expenses, withholding taxes or any similar Tax base, the amount of such Tax that is allocable to the portion of such Straddle Period that ends before the Closing Date shall be deemed to be equal to the amount that would be payable if the relevant Straddle Period had ended at the close of business on the day immediately before the Closing Date. All determinations necessary to give effect to the foregoing allocations (including amortization and depreciation deductions) will be made in a manner consistent with prior practice of the Acquired Company. The Sellers as a group shall be liable for Taxes of the Acquired Company that are attributable to the portion of the Straddle Period ending immediately before the Closing Date (with each Seller responsible only for its Pro Rata Share of such Taxes), and the Purchaser shall be liable for Taxes of the Acquired Company that are attributable to the portion of the Straddle Period that began on the Closing Date.

ARTICLE 9

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF PURCHASER

The obligation of the Purchaser to consummate the Closing shall be subject to the fulfillment, on or prior to the Closing Date, unless otherwise waived in writing by the Purchaser, of each of the following conditions:

Section 9.1 Representations and Warranties.

Each of the representations and warranties of the Acquired Company and the Sellers set forth in Article 3 and Article 4, respectively, shall be true and correct as of the Closing Date, except that those representations and warranties which are made as of an earlier specific date shall be true and correct only as of such date (disregarding in each case any limitations as to “material”, “materiality” or “Material Adverse Effect” therein (except for references to “Material Contracts”)), except for such breaches of representations and warranties that (i) individually or in the aggregate would not have a Material Adverse Effect or (ii) resulted from any action taken by or omission of (A) any Seller or the Acquired Company to which the Purchaser consented or (B) any party as required under this Agreement.

Section 9.2 Performance of Covenants.

The Sellers and the Acquired Company shall have performed and complied with in all material respects, all of their covenants and agreements contained in this Agreement to be performed on or prior to the Closing Date.

Section 9.3 Orders and Laws.

There shall not be in effect on the Closing Date any Order or Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated hereby or under the other Transaction Documents.

Section 9.4 Consents, Approvals and Notices.

The consents and approvals of, filings with and notices and applications to the Governmental Authorities listed in Schedule 9.4 of the Disclosure Schedule shall have been duly obtained, made or given (or in lieu thereof waivers) and shall be in full force and effect, and all terminations or expirations of waiting periods listed in Schedule 9.4 of the Disclosure Schedule imposed by any Governmental Authority necessary for the consummation of the transactions contemplated hereunder or under the other Transaction Documents shall have occurred.

Section 9.5 Payout Letter.

The Payout Letter in respect of the Credit Facility shall have been delivered to the Purchaser.

Section 9.6 Officer’s Certificate.

Each of the Acquired Company and the Sellers’ Agent on behalf of the Sellers shall have delivered to the Purchaser a certificate dated as of the Closing Date and executed by a duly authorized officer of each of the Acquired Company or the Sellers’ Agent, as applicable, in a form reasonably acceptable to the Purchaser, confirming the matters applicable to the Acquired Company and the Sellers in Section 9.1 and Section 9.2.

Section 9.7 Closing Documents.

On or prior to the Closing Date, the Sellers shall have delivered to the Purchaser all agreements, instruments and documents required to be delivered by the Sellers pursuant to Section 2.5.

Section 9.8 Material Adverse Effect.

Since the date of this Agreement there shall not have occurred a Material Adverse Effect.

ARTICLE 10

CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLERS AND THE ACQUIRED COMPANY

The obligations of the Acquired Company and the Sellers to consummate the Closing shall be subject to the fulfillment, on or prior to the Closing Date, unless otherwise waived in writing by the Acquired Company and the Sellers’ Agent on behalf of the Sellers, of each of the following conditions:

Section 10.1 Representations and Warranties.

Each of the representations and warranties of the Purchaser and the Guarantor set forth in Article 5 shall be true and correct as of the Closing Date, except that those representations and warranties which are made as of an earlier specific date shall be true and correct only as of such date (disregarding in each case any limitations as to “material” or “materiality”), except for such breaches of representations and warranties that individually or in the aggregate would not have a material adverse effect on the ability of the Purchaser or the Guarantor to perform its obligations under this Agreement or the other Transaction Documents or on the ability of the Purchaser to consummate the transactions contemplated hereunder or thereunder.

Section 10.2 Performance of Covenants.

The Purchaser and the Guarantor shall have performed and complied with, in all material respects, all of its covenants and agreements contained in this Agreement to be performed on or prior to the Closing Date.

Section 10.3 Orders and Laws.

There shall not be in effect on the Closing Date any Order or Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated hereby or under the other Transaction Documents.

Section 10.4 Consents, Approvals and Notices.

The consents and approvals of, filings with and notices and applications to the Governmental Authorities listed in Schedule 10.4 shall have been duly obtained, made or given (or in lieu thereof waivers) and shall be in full force and effect, and all terminations or expirations of waiting periods listed in Schedule 10.4 imposed by any Governmental Authority necessary for the consummation of the transactions contemplated hereunder or under the other Transaction Documents shall have occurred.

Section 10.5 Officer’s Certificate.

The Purchaser and the Guarantor shall have delivered to the Acquired Company and the Sellers’ Agent on behalf of the Sellers a certificate dated as of the Closing Date and executed by a duly authorized officer of the Purchaser and the Guarantor, in a form reasonably acceptable to the Acquired Company and the Sellers’ Agent, confirming the matters in Section 10.1 and Section 10.2.

Section 10.6 Closing Documents.

On or prior to the Closing Date, the Purchaser and the Guarantor shall have delivered to the Sellers all agreements, instruments and documents required to be delivered by the Purchaser and the Guarantor pursuant to Section 2.4.

ARTICLE 11

SURVIVAL; INDEMNIFICATION

Section 11.1 Survival of Representations, Warranties, Covenants and Agreements.

The representations, warranties, covenants and agreements of the parties hereto contained in or made pursuant to this Agreement, or in any other certificate executed and delivered by any party to another party in connection with this Agreement, shall survive in full force and effect until the date that is eighteen (18) months after the Closing Date, at which time they shall terminate (and no claims shall be made for indemnification under Section 11.2 or Section 11.3 thereafter), except: (i) the covenants and agreements that by their terms apply or are to be performed in whole or in part after the Closing shall survive for the period provided in such covenants and agreements, if any, or until fully performed, (ii) the covenants and agreements that by their terms apply or are to be performed in their entirety on or prior to the Closing shall terminate at the Closing, (iii) the representations and warranties contained in Section 3.1 (Organization and Qualification of the Acquired Company), Section 3.2 (Authority of the Acquired Company and Enforceability), Section 3.3(a) and Section 3.3(b) (Capitalization of the Acquired Company), Section 3.27 (Acquired Company’s Brokers), (collectively, the “Acquired Company Fundamental Reps”); Section 4.1 (Authority of Sellers and Enforceability), Section 4.2 (Ownership), Section 4.3 (Sellers Brokers) (collectively, the “Seller Fundamental Reps”), Section 5.1 (Organization of Purchaser and Guarantor), Section 5.2 (Authority of Purchaser and Guarantor and Enforceability) and Section 5.7 (Purchaser Brokers) shall survive the Closing indefinitely (iv) the representations and warranties contained in Section 3.17 (Taxes and Tax Returns) and Section 4.4 (Residency) (the “Tax Reps”) shall survive until the expiration of all applicable statutes of limitation, (v) the representations and warranties contained in Section 3.19 (Environmental Matters) (the “Environmental Reps”) shall survive until the date that is three (3) years from the Closing Date, (vi) the representations and warranties contained in Section 3.32 (Subsidiary) shall survive until the date that is two (2) years from the Closing Date, (vii) any representation and warranty involving fraud or fraudulent misrepresentation by the party giving that representation and warranty, will, in each case, survive and continue in full force and effect without limitation of time, (viii) the right to make a claim for indemnification under Section 11.2(v) shall survive until on the date which is five (5) years from the Closing Date, and shall thereafter be of no further force or effect, (ix) the right to make a claim for indemnification under Sections 11.2(vi) shall survive until on the date which is five (5) years from the Closing Date, and shall thereafter be of no further force or effect, and (x) the right to make a claim for indemnification under Section 11.2(vii) shall survive until on the date which is three (3) years from the Closing Date, and shall thereafter be of no further force or effect.

Section 11.2 Indemnification by the Sellers.

Subject to the provisions of this Article 11, from and after Closing, the Sellers shall severally, and not jointly or jointly and severally, indemnify and hold the Purchaser and its shareholders, Representatives and Affiliates (the “Purchaser Indemnified Parties”) harmless from and against any actual damages, claims, liabilities, judgements, awards, settlements, costs, losses, fees, expenses (including reasonable attorney’s fees incurred in defending any claim by a third person, and amounts paid in settlement of any claim or suit), fines, penalties and interest (collectively, the “Loss” or “Losses”) which are sustained or suffered by the Purchaser Indemnified Parties to the extent caused by or arising from:

(i)	a breach of or inaccuracy in any representation or warranty made by the Acquired Company;

(ii)	a failure to perform any covenant or agreement made by the Acquired Company herein;

(iii)	a breach of or inaccuracy in any representation or warranty made by such Seller;

(iv)	a failure to perform any covenant or agreement made by such Seller that is to be performed by such Seller prior to the Closing;

(v)	the Pre-Closing Reorganization;

(vi)	any Warranty Claims relating to product warranties provided by the Acquired Company or the Subsidiary in respect of the Excluded Business;

(vii)	the Excluded Business;

(viii)	any Taxes assessed against the Acquired Company or the Subsidiary in respect of a Seller Tax Period and not included as a liability in the Closing Date Working Capital Statement or the Financial Statements;

(ix)	the Non-EB Existing Litigation;

(x)	the EB Existing Litigation; and

(xi)	the matters disclosed in Section 3.10(e) of the Disclosure Schedule.

Section 11.3 Limitations on Amount of Indemnification by Sellers.

Notwithstanding anything provided in this Agreement to the contrary, the indemnification obligations of the Sellers pursuant to Section 11.2 shall be limited as follows:

(i)	no indemnification shall be payable by the Sellers pursuant to Section 11.2 with respect to any claim asserted by the Purchaser after the expiration of the survival period, if any, prescribed for such representation, warranty, covenant or agreement in Section 11.1;

(ii)

the Purchaser may not assert a claim for indemnity under Section 11.2 for any Loss that is less than $15,000 (“De Minimis Loss”) and any De Minimis Loss shall be disregarded for all purposes of this Agreement, including the limitations set forth below; provided, that such limitation shall not apply with respect to: (x) a breach of any of the Acquired Company Fundamental Reps, the Seller Fundamental Reps the Tax Reps or the Environmental Reps; or (y) the indemnities pursuant to Section 11.2(vi), Section 11.2(ix), Section 11.2(x) and Section 11.2(xi);

(iii)	no indemnification shall be payable by any Seller under Section 11.2 until the total amount of recoverable claims for indemnification against all or any of the Sellers shall exceed the amount of one percent (1%) of the Base Purchase Price (the “Deductible”), in which event the Purchaser shall be entitled to recover the amount of such recoverable claims in excess of the Deductible; provided, that such limitation shall not apply with respect to (x) a breach of any of the Acquired Company Fundamental Reps or the Seller Fundamental Reps; (y) the indemnities pursuant to Section 11.2(v), Section 11.2(vi), Section 11.2(vii), Section 11.2(x) and Section 11.2(xi); or (z) the representations and warranties in Section 3.32 (Subsidiary);

(iv)	any liability of the Sellers to indemnify the Purchaser pursuant to Section 11.2(i) shall be limited to the Indemnity Escrow Account and any and all indemnification claims thereunder shall only be paid therefrom; provided, that, any indemnity payments required to be paid with respect to a breach of any of the Acquired Company Fundamental Reps, the Seller Fundamental Reps, or the Tax Reps shall first be paid from the Indemnity Escrow Account with any excess being paid severally, and not jointly or jointly and severally, by the Sellers in accordance with their Pro Rata Share, subject to clause (vi) below. If a Seller’s liability arises pursuant to Section 11.2(iii), an amount equal to such amount paid from the Indemnity Escrow Amount shall be immediately paid by such Seller to the Sellers’ Agent to be distributed to the other Sellers in the proportions which their Pro Rata Shares bear to each other. The Indemnity Escrow Account (or any portion thereof that has not been distributed to the Purchaser) shall be released to the Sellers’ Agent on behalf of the Sellers, in accordance with the Escrow Agreement, to be distributed in accordance with each such Person’s Pro Rata Share, provided that the Sellers’ Agent may withhold any amounts that may be owing by a Seller as aforesaid;

(v)	any liability of the Sellers to indemnify the Purchaser pursuant to Section 11.2(vi), Section 11.2(x) and Section 11.2(vii) and any and all indemnification claims thereunder shall first be paid from the EB Escrow Account with any amount in excess thereof being paid from the Indemnity Escrow Account, with any amount in excess of the Indemnity Escrow Account being paid severally, and not jointly or jointly and severally, by the Sellers in accordance with their Pro Rata Share, subject to clause (vi) below. The EB Escrow Account (or any portion thereof that has not been distributed to the Purchaser) shall be released to the Sellers’ Agent on behalf of the Sellers, in accordance with the Escrow Agreement, to be distributed in accordance with each such Person’s Pro Rata Share, less any amounts that may be owing by such Seller as provided in Section 11.2(iv);

(vi)	in no event shall (x) the aggregate liability of an individual Seller for indemnification payable under this Article 11 exceed an amount equal to such Seller’s Pro Rata Share of the Purchase Price, taking into account each individual Seller’s Pro Rata Share of the Indemnity Escrow Account and the EB Escrow Account and (y) any Seller be liable for any portion (Pro Rata Share or otherwise) of any indemnification payable under this Article 11 as a result of a breach of any representation or warranty or failure to perform of any covenant or agreement of any other Seller in excess of the Indemnity Escrow Account;

(vii)	the Sellers shall not be liable under this Agreement (including this Article 11) with respect to any Losses arising out of matters disclosed, allowed, provided, accrued or reserved for in the Financial Statements, Closing Date Balance Sheet, the Closing Date Working Capital Statement, and the calculation of Closing Date Working Capital; and

(viii)	no indemnification shall be payable by the Sellers for Taxes pursuant to Section 11.2(vii) to the extent that such liability for Taxes arises as a result of any action taken by the Purchaser on or after the Closing Date, including the amending of any Tax Return in respect of any Sellers’ Tax Period, unless such action is required by Law.

Section 11.4 Indemnification by Purchaser.

Subject to the provisions of this Article 11, from and after Closing, the Purchaser agrees to indemnify and hold the Sellers and their shareholders, Representatives and Affiliates (the “Seller Indemnified Parties”) harmless from and against, any Losses sustained or suffered by the Seller Indemnified Parties to the extent caused by or arising from a breach of any representation or warranty made by Purchaser or a failure to perform any covenant or agreement made by Purchaser herein.

Section 11.5 Limitations on Amount of Indemnification by Purchaser.

Notwithstanding anything provided in this Agreement to the contrary, no indemnification shall be payable by the Purchaser pursuant to Section 11.4 with respect to any claim asserted by a Seller Indemnified Party after the expiration of the survival period, if any, prescribed for such representation, warranty or covenant in Section 11.1. In no event shall the aggregate liability of the Purchaser for indemnification payable under this Article 11 exceed an amount equal to the Purchase Price.

Section 11.6 Notice and Defense of Claims.

(a) In the event that any Person shall incur or suffer any Losses in respect of which indemnification may be sought by such Person pursuant to the provisions of this Article 11 (including any Losses to which the Deductible is applicable and, for greater certainty, Losses arising from those matters listed in Section 3.23 of the Disclosure Schedule to the extent such Losses are subject to indemnification), the Person seeking to be indemnified hereunder (the “Indemnified Party”) shall assert a claim for indemnification by written notice to the Person from whom indemnification is sought (the “Indemnifying Party”) stating with reasonable specificity the nature and basis of such claim (including the breach, inaccuracy, nonperformance or provision of the Agreement to which such claim relates), a reasonable estimate of the amount of such claim and including copies of all relevant pleadings and other demands (a “Notice”). In the case of Losses arising by reason of any third party claim, the Notice shall be given within fifteen (15) days of the filing or other written assertion of any such claim against the Indemnified Party and in all other cases with reasonable promptness, but the failure of the Indemnified Party to give the Notice within such time period shall not relieve the Indemnifying Party of any liability that the Indemnifying Party may have to the Indemnified Party unless the Indemnifying Party can demonstrate actual loss or prejudice as a result of such failure.

(b) The Indemnified Party shall provide to the Indemnifying Party on request all information and documentation reasonably necessary to support and verify any Losses which the Indemnified Party believes give rise to a claim for indemnification hereunder and shall give the Indemnifying Party reasonable access to all premises, books, records and personnel (including Lawrence Maker and Paul Antoniadis so long as such Persons are employed by or providing consulting services to the Acquired Company) in the possession or under the control of the Indemnified Party which would have bearing on such claim. Each Seller agrees to cooperate with and make themselves available to and assist the Sellers’ Agent as required in connection with (i) any claims, whether in the defence or prosecution thereof, (ii) any Legal Proceeding involving or pertaining to the Subsidiary (as defendant or potential defendant) and/or the Existing Litigation. In addition, for greater certainty, the Acquired Company shall provide to the Sellers’ Agent (or as it may direct) all assistance, information and documentation reasonably necessary in connection with the defence or prosecution of or in connection with any Legal Proceeding involving or pertaining to the Subsidiary and/or the Existing Litigation and the Acquired Company shall give the Sellers’ Agent (or as it may direct) reasonable access to all premises, books, records and personnel (including Lawrence Maker and Paul Antoniadis so long as such Persons are employed by or providing consulting services to the Acquired Company) in the possession or under the control of the Acquired Company and its Affiliates which would have bearing on such Legal Proceeding.

(c) In the case of any third party claims for which indemnification is sought, and, for greater certainty, including the Existing Litigation, the Indemnifying Party shall have the right to: (i) conduct and control any proceedings or negotiations with such third party, (ii) perform and control or direct the performance of any required activities, including remedial or other activities under Environmental Laws, (iii) take all other steps to settle or defend any such claim (provided that the Indemnifying Party shall not settle any such claim without the consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed) unless the settlement includes a complete release of the Indemnified Party with respect to the claim), (iv) continuing reasonable access to all premises, books, records and personnel in the possession or under the control of the Indemnified Party which would have a bearing on such claim and the assistance of such personnel, and (v) employ counsel to contest any such claim or liability. In the event the Indemnifying Party elects to conduct and control any proceedings itself, which it hereby does in respect of the Existing Litigation, the Indemnified Party shall be entitled to fully participate at its own cost and expense and by its own separate counsel in any proceedings relating to any third-party claim, except that the Indemnifying Party shall pay the costs and expenses of such separate counsel if (x) in the Indemnified Party’s good faith judgment, it is advisable, based on the advice of counsel, for the Indemnified Party to be represented by separate counsel because a conflict or potential conflict exists between the Indemnifying Party and the Indemnified Party or (y) the named parties to such third party claim include both the Indemnifying Party and the Indemnified Party and the Indemnified Party determines in good faith, based on the advice of counsel, that defenses are available to it that are unavailable to the Indemnifying Party. For greater certainty, the Indemnified Party shall have no such rights of participation in respect of Legal Proceedings to which the Indemnified Party is not a party, provided that the Indemnified Party shall be entitled, at its expense, to have its counsel monitor the conduct of the Legal Proceedings for the purpose of assessing the reasonableness of the assistance, cooperation and access required of the Indemnified Party by the Indemnifying Party. Notwithstanding the foregoing, in any event, the Indemnifying Party shall not be responsible for the costs and expenses of the Indemnified Party’s separate counsel in respect of the Existing Litigation unless (i) the Indemnified Party, acting reasonably and in good faith is not satisfied with the manner in which counsel in respect of any such Existing Litigation is conducting such Legal Proceeding, in which case the Indemnifying Party and Indemnified Party shall, acting reasonably and in good faith, choose mutually acceptable counsel to conduct such Legal Proceeding on their joint behalf under the control and direction, and at the sole cost and expense, of the Indemnifying Party, or (ii) if the Indemnifying Party does not comply, in a material respect, with its indemnification obligations in respect of any such Legal Proceeding in accordance with the provisions hereof. The Indemnifying Party shall, within thirty (30) days after delivery of the Notice to Indemnifying Party (the “Dispute Period”), notify the Indemnified Party of its intention as to the conduct and control of the defense of such claim, provided that the Indemnified Party and its counsel shall cooperate with the Indemnifying Party and its counsel. The Indemnifying Party need not provide any such notice in respect of the Existing Litigation. Until the Indemnified Party has received notice of the Indemnifying Party’s election whether to defend any claim, the Indemnified Party shall take reasonable steps to defend (but may not settle) such claim. If the Indemnifying Party shall decline to assume the defense of any such claim, or the Indemnifying Party shall fail to notify the Indemnified Party within the Dispute Period of the Indemnifying Party’s election to defend such claim, the Indemnified Party shall defend against such claim (provided that the Indemnified Party shall not settle such claim without the consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed)). The expenses of all proceedings, contests or lawsuits in respect of such claims shall be borne by the Indemnifying Party but only if the Indemnifying Party is responsible pursuant hereto to indemnify the Indemnified Party in respect of the third party claim and, if applicable, only to the extent required by Section 11.3 and Section 11.5, as the case may be, and subject to the limitations of this Section 11.6 and Section 11.7. Regardless of whether the Indemnified Party or the Indemnifying Party shall assume the defense of the claim, the Indemnified Party and the Indemnifying Party agree to cooperate fully with one another in connection therewith and to keep each other reasonably informed of the status of the claim and any related proceeding and the Indemnified Party shall take no action or make any admissions or statements not required by applicable Law which would adversely affect the defense of any such claim.

(d) If the Indemnifying Party notifies the Indemnified Party that it does not dispute its liability to the Indemnified Party with respect any claim under this Article 11 or fails to notify the Indemnified Party within the Dispute Period, the Losses arising from any such claim shall, subject to the provisions of Section 11.3, Section 11.5 and Section 11.7, be conclusively deemed a liability of the Indemnifying Party and the Indemnifying Party shall, subject to the provisions of Section 11.3, Section 11.5 and Section 11.7, pay the amount of such Loss to the Indemnified Party on demand following the final determination thereof. If the Indemnifying Party has timely disputed its liability with respect to such claim, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, either party may seek a resolution of such dispute by litigation in a court of competent jurisdiction.

Section 11.7 Further Limitations and Qualifications on Indemnification.

(a) Damages. Notwithstanding anything herein to the contrary, the Indemnified Party shall have no right to indemnification with respect to any consequential, indirect, incidental, punitive, exemplary, special or similar damages or lost profits (including loss of revenue, income or profits, diminution of value or loss of business reputation or opportunity).

(b) Tax Benefit. If the payment of the amount for which indemnification is provided under Section 11.2 or Section 11.4 gives rise to a currently realizable Tax Savings (as defined below) to the Indemnified Party, the indemnity payment shall be reduced by the amount of the Tax Savings available to the Indemnified Party. To the extent such amount does not give rise to a currently realizable Tax Savings, if such amount gives rise to a subsequently realized Tax Savings to the Indemnified Party, such Indemnified Party shall refund to the Indemnifying Party the amount of such Tax Savings when, as and if realized. For the purposes of this Agreement, any subsequently realized Tax Savings shall be treated as though it were a reduction in the amount of the initial indemnity payment, and the Liabilities of the parties shall be re-determined as though both occurred at or prior to the time of the indemnity payment. For purposes of this Section 11.7(b), a “Tax Savings” means an amount by which the Tax liability of the Indemnified Party (or Affiliates of or group of corporations including the Indemnified Party) is reduced (including without limitation, by deduction, reduction of income by virtue of increased tax basis or otherwise, entitlement to refund, credit or otherwise) plus any related interest received from the relevant Tax related Governmental Authority. Where an Indemnified Party has other losses, deductions, credits or items available to it, the Tax Savings from any losses, deductions, credits or items relating to the indemnity payment shall be deemed to be realized first before any other losses, deductions, credits or items are realized. For the purposes of this Section 11.7(b), a Tax Savings is “currently realizable” to the extent that it can be reasonably anticipated that such Tax Savings will be realized in the current taxable period or year or in any Tax Return with respect thereto (including through a carryback to a prior taxable period) or in any taxable period or year prior to the date of the indemnity payment. In the event that there should be a determination disallowing the Tax Savings, the Indemnifying Party shall be liable to refund to the Indemnified Party the amount of any related reduction previously allowed or payments previously made to the Indemnifying Party pursuant to this Section 11.7(b). The amount of the refunded reduction or payment shall be deemed a payment under Section 11.6(d) of this Agreement.

(c) Right to Recover. The Indemnifying Party shall make any indemnification payments determined to be payable to the Indemnified Party hereunder without regard to any expectation that the Indemnified Party (including, for this Section 11.7(c) in the case of the

Purchaser, the Acquired Company and the Subsidiary) will recover insurance proceeds or other amounts (whether by payment, discount, credit, relief, insurance or otherwise) as a result of the matter giving rise to the claim for which indemnification payments are to be made. The Indemnified Party shall have an obligation to promptly seek to recover or make a claim for insurance proceeds or other amounts available as a result of any matter giving rise to an indemnification claim of the Indemnified Party against the Indemnifying Party. In addition, the Indemnifying Party shall, to the extent of any indemnification payment made by it, be subrogated to all rights of the Indemnified Party against any third party in respect of the claim to which the indemnification payment relates. If the Indemnified Party receives any insurance proceeds or other amounts as a result of the matter giving rise to any indemnification claim of the Indemnified Party prior to the date upon which the Indemnifying Party is given notice of the claim, the Indemnifying Party’s indemnification obligation with respect to such claim shall be reduced by the amount of any such insurance proceeds actually received by the Indemnified Party. If the Indemnified Party receives any insurance proceeds or other amounts as a result of the matter giving rise to any indemnification claim of the Indemnified Party against the Indemnifying Party after the Indemnifying Party has paid such indemnification claim to the Indemnified Party, then the Indemnified Party shall promptly turn over any such insurance proceeds or other amounts received to the Indemnifying Party to the extent of the payments made by the Indemnifying Party to the Indemnified Party on the claim.

(d) Exclusive Remedies. Subject to the rights of the Sellers pursuant to Section 13.6, from and after Closing, except with respect to matters covered by Section 2.6, the sole recourse and exclusive remedy of the Purchaser Indemnified Parties and the Seller Indemnified Parties arising out of this Agreement, the other Transaction Documents or the transactions contemplated hereunder or thereunder, whether based on tort, contract, statutory or common law remedy or equitable remedy or otherwise, including any misrepresentation, breach of warranty, non-fulfillment or failure to perform and covenant or agreement or otherwise, shall be to assert a claim for indemnification under the indemnification provisions of this Article 11 and the Purchaser and the Sellers each covenant that it (and the Indemnified Parties) will not seek to obtain any remedy except as provided in this Article 11. No Person who was an officer, director, employee or shareholder of any of the Acquired Company or the Subsidiary prior to the Closing shall have any liability to make any payment in respect of any breach of any representation or warranty or non-performance of any covenant or agreement made in or pursuant to this Agreement.

(e) Duration of Claim. The indemnification obligations of the Indemnifying Party pursuant to this Agreement with respect to a specific claim for which indemnification is provided under this Agreement shall extend beyond the time period for indemnification set forth herein with respect to such specific claim until it has been fully discharged or resolved or settled; provided, however, a Notice shall have been given to the Indemnifying Party on or prior to the end of such time period.

(f) Mitigation of Losses. The Indemnified Party shall take all reasonable steps to mitigate any Losses upon and after becoming aware of any event, fact or circumstance which could reasonably be expected to give rise to Losses. To the extent the Indemnified Party shall fail to take such steps, then the Indemnifying Party shall not be required to indemnify any

Indemnified Party for the Losses that could have been avoided if the Indemnified Party had taken such steps.

(g) Contingent Liabilities. No Indemnifying Party shall be liable under this Article 11 in respect of any Loss which is contingent unless and until such contingent Loss becomes an actual liability and is due and payable.

Section 11.8 Indemnification Adjustment to Purchase Price.

To the fullest extent permitted under applicable Law, any amounts payable under this Article 11 shall constitute an adjustment in the Purchase Price.

ARTICLE 12

TERMINATION OF AGREEMENT

Section 12.1 Termination.

At any time prior to the Closing, this Agreement may be terminated:

(i)	by the mutual written agreement of the Purchaser, the Sellers’ Agent and the Acquired Company;

(ii)	by the Acquired Company and the Sellers’ Agent, if the Acquired Company and each of the Sellers are not in material breach of this Agreement and the Purchaser shall have breached any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Article 10, and (ii) remains uncured on the earlier of (x) the date which is thirty (30) days following the Purchaser’s receipt of written notice thereof from the Acquired Company and (y) the Outside Date;

(iii)	by the Purchaser, if the Purchaser is not in material breach of this Agreement and the Acquired Company or any of the Sellers shall have breached any of their respective representations, warranties, covenants or agreements set forth in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Article 9, and (ii) remains uncured on the earlier of (x) the date which is thirty (30) days following the Acquired Company’ and Sellers’ Agent’s receipt of written notice thereof from the Purchaser and (y) the Outside Date;

(iv)	by the Purchaser, the Sellers’ Agent or the Acquired Company in the event that any Order or Law becomes effective restraining, enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated hereunder or under the other Transaction Documents, and such Order or Law has become final and/or non-appealable; or

(v)

by the Purchaser, the Acquired Company or the Sellers’ Agent if the Closing has not occurred before the close of business on December 31, 2013 (the “Outside Date”) unless, in the case of the Purchaser, such Purchaser’s breach of this

Agreement results in the failure of the Closing to occur by such date or, in the case of the Acquired Company or the Sellers, the Acquired Company’s or Sellers’ breach of this Agreement results in the failure to close by such date.

Section 12.2 Notice of Termination.

In the event of termination by any party pursuant to Section 12.1, written notice setting forth the reasons therefor shall be given by the terminating party to the other parties and termination of this Agreement shall be effective upon receipt of such notice.

Section 12.3 Effect of Termination.

If this Agreement shall be validly terminated pursuant to this Article 12, this Agreement shall forthwith become null and void and all obligations of the parties hereunder shall terminate without liability of any party to the other (or any of their respective Representatives or Affiliates), other than Section 7.1 (Confidentiality), Section 12.3 (Effect of Termination) and Article 13 (Miscellaneous); provided, however, that notwithstanding anything to the contrary in this Article 12, upon termination of this Agreement, each party shall remain liable to the other for any breach of this Agreement existing at the time of such termination, and each party may seek such remedies, including damages and fees of attorneys, against the other with respect to any such breach as are available at Law or in equity.

ARTICLE 13

MISCELLANEOUS

Section 13.1 Expenses.

(a) Except as otherwise provided in this Agreement (including Section 2.6(d), Section 8.3(a) and Section 13.1(b)), whether or not the transactions contemplated hereunder or under the other Transaction Documents are consummated: (i) the Purchaser and the Guarantor shall pay their own costs and expenses, including the fees and expenses of its accountants, advisors (including pursuant to Section 5.7) and legal counsel, incurred in connection with the negotiation, execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby or thereby and (ii) each Seller shall pay its own costs and expenses, including the fees and expenses of its accountants, advisors (including pursuant to Section 4.3) and legal counsel incurred, in connection with the negotiation, execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby; provided, that the Purchaser shall pay the Transaction Expenses in accordance with Section 2.3(v).

(b) The Purchaser and the Guarantor shall be solely responsible for (i) all filing and application fees that are payable in connection with any notices, filings and applications required by applicable Law to be made by the Purchaser and the Guarantor, any of the Acquired Company or the Subsidiary or the Sellers in connection with the consummation of the transactions contemplated herein or under the other Transaction Documents, including, to the extent applicable, in respect of any notice, filing or application required under any applicable antitrust, competition, foreign investment or similar Laws and (ii) all Transfer Taxes incurred in connection with the consummation of the transactions contemplated hereunder or under the other Transaction Documents.

Section 13.2 Notices.

Any notice or other communication required or permitted to be given to any Person hereunder shall be in writing and shall be given to such Person at such Person’s address set forth below, or such other address as such party may hereafter specify by notice in writing to the other Person. Any such notice or other communication shall be addressed as aforesaid and given by: (i) certified mail (registered mail), return receipt requested, with first class postage prepaid, (ii) hand delivery, (iii) reputable overnight courier, or (iv) facsimile transmission or email. Any notice or other communication will be deemed to have been duly given: (A) on the fifth day after mailing, provided receipt of delivery is confirmed, if mailed by certified mail (registered mail), return receipt requested, with first class postage prepaid, (B) on the date of service if served personally, (C) on the Business Day after delivery to an overnight courier service, provided receipt of delivery has been confirmed, or (D) on the date of transmission if sent via facsimile transmission or email, provided confirmation of receipt is obtained promptly after completion of transmission or email.

If to the Acquired Company, to:

c/o Fulcrum Capital Partners Inc.

79 Wellington Street West,

Suite 3510

Toronto ON M5K 1K7

Attention: Greg Collings

Fax: 416-868-0067

Email: Greg.Collings@fulcrumcapital.ca

With a copy (which shall not constitute notice) to:

Aird & Berlis LLP

Brookfield Place

181 Bay Street, Suite 1800

Toronto, ON M5J 2T9

Attention: Steven P. Kelman

Fax: 416-863-1515

Email: skelman@airdberlis.com

If to the Purchaser and the Guarantor, to:

Apogee Enterprises, Inc.

4400 West 78th Street, Suite 520

Minneapolis, MN 55435

Attention: Patricia A. Beithon, General Counsel and Secretary

Fax: 952-487-7515

Email: pbeithon@apog.com

With a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

2100 Scotia Plaza

40 King St. West

Toronto, ON M5H 3C2

Attention: Jay Goldman

Fax: (416) 644-9337

Email: jgoldman@casselsbrock.com

If to the Sellers, to the Sellers’ Agent:

PEF

c/o Fulcrum Capital Partners Inc.

79 Wellington Street West,

Suite 3510

Toronto ON M5K 1K7

Attention: Greg Collings

Fax: 416-868-0067

Email: Greg.Collings@fulcrumcapital.ca

With a copy (which shall not constitute notice) to:

Aird & Berlis LLP

Brookfield Place

181 Bay Street, Suite 1800

Toronto, ON M5J 2T9

Attention: Steven P. Kelman

Fax: 416-863-1515

Email: skelman@airdberlis.com

Section 13.3 Amendments and Waivers.

No amendment to this Agreement may be made unless agreed to by the parties in writing. The parties hereto may, by an instrument in writing signed on behalf of such party, waive compliance by any other party with any term or provision of this Agreement that such other party was or is obligated to comply with or perform. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision of this Agreement, whether or not similar, nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

Section 13.4 Disclosure Schedule and Exhibits.

(a) The Schedules shall be deemed to be attached hereto and made a part hereof. All references herein to this Agreement shall include the Schedules.

(b) Nothing in the Schedules is intended to broaden the scope of any representation or warranty contained in this Agreement. The Schedules and the information and disclosures contained therein are intended only to qualify and limit the representations, warranties, covenants and agreements of the Sellers, the Acquired Company or the Purchaser, as the case may be, contained in this Agreement and shall not be deemed to expand in any way the scope or effect of any of such representations, warranties, covenants or agreements.

(c) No reference to or disclosure of any item or other matter in any Schedule (or any section thereof) shall be construed as an admission or indication that such item is required to be referred to or disclosed in any Schedule (or any section thereof). Inclusion of any item in a Schedule (or any section thereof) does not constitute a determination by the representing party that such item is material and shall not be deemed to establish a standard of materiality. No disclosure in a Schedule (or any section thereof) relating to any possible breach or violation of any Contract, Law or any potential adverse contingency shall be construed as an admission or indication that any such breach or violation exists or has actually occurred or that such adverse contingency will actually occur.

Section 13.5 Disclaimer of Other Representations; Projections.

The Purchaser and the Guarantor acknowledge and agree that, except for the representations and warranties made by the Acquired Company or the Sellers expressly set forth in Article 3 and Article 4, respectively, none of the Sellers, the Acquired Company or any of their respective Affiliates or Representatives has made, and shall not be construed as having made, or omitted to make, to the Purchaser or the Guarantor or any of their Affiliates or Representatives, and the Purchaser and the Guarantor and their Affiliates and Representatives are not relying and have not relied on any representation or warranty of any kind, express or implied, written or oral, at law or in equity, in respect of the Sellers, the Acquired Company or the Subsidiary, the Purchased Shares or any of the assets, properties, liabilities, business, operations or affairs of the Sellers, the Acquired Company or the Subsidiary, including with respect to (i) merchantability or fitness for any particular purpose, (ii) the operation of the Acquired Company and the Subsidiary by the Purchaser after the Closing, or (iii) the probable success or profitability of the Acquired Company and the Subsidiary after the Closing. Without limiting the generality of the foregoing, and notwithstanding any otherwise express representations and warranties made by the Acquired Company or the Sellers in Article 3 and Article 4, respectively, the Purchaser and the Guarantor agree that (A) neither the Sellers, the Acquired Company or any of their respective Affiliates or Representatives makes or has made any representation or warranty to the Purchaser or any of its Affiliates or Representatives with respect to, and (B) other than the indemnification obligations set forth in Article 11, none of the Sellers, the Acquired Company or any of their respective Affiliates or Representatives shall have or be subject to any liability or indemnification obligation to the Purchaser or to any other Person resulting from the distribution to Purchaser, the Guarantor or their Affiliates or Representatives of, or the Purchaser’s or Guarantor’s use of :

(i)	(A) any projections, financial models, estimates, forecasts or budgets contained in that certain confidential offering memorandum relating to the Acquired Company or the Subsidiary (the “Confidential Memorandum”) or (B) any projections, financial models, estimates, forecasts or budgets relating to the business of either of the Acquired Company or the Subsidiary otherwise heretofore or hereafter delivered to, presented to (including, for greater certainty, in any management presentation) or made available to the Purchaser, the Guarantor or their Representatives or Affiliates; and

(ii)	any other information, statement or documents heretofore or hereafter delivered to, presented to (including, for greater certainty, in any management presentation) or made available to the Purchaser or the Guarantor or their Representatives or Affiliates, whether orally or in writing (including in the Confidential Memorandum, the “data room”, functional “break-out” discussions, responses to questions submitted on behalf of the Purchaser, Guarantor or otherwise), with respect to the Sellers, the Acquired Company or the Subsidiary, the Purchased Shares or any of the assets, properties, liabilities, business, operations or affairs of the Sellers, the Acquired Company or the Subsidiary, except to the extent and as expressly covered by a representation and warranty contained in Article 3 or Section 3.31.

Section 13.6 Enforcement of Agreement.

The parties agree that irreparable damage to a party for which monetary damages, even if available, would not be an adequate remedy in the event that any of the provisions of this Agreement (including the failure by any party to take such actions as are required of it hereunder to consummate the transactions contemplated by this Agreement and the other Transaction Documents) was not performed by another party in accordance with its specified terms or was otherwise breached. It is accordingly agreed that each party shall be entitled to an injunction or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which such party is entitled at Law or in equity, and any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief is hereby waived.

Section 13.7 Severability.

Wherever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable Law. If any portion of this Agreement is declared invalid for any reason in any jurisdiction, such declaration shall have no effect upon the remaining portions of this Agreement which shall continue in full force and effect as if this Agreement had been executed with the invalid portions thereof deleted; provided, however, if such severability will negate in any material respect the monetary terms of this Agreement, then the parties shall negotiate in good faith to amend the invalid terms in a manner so that such terms shall not be invalid and will not modify in any material respect the monetary terms of this Agreement unless otherwise agreed to by the parties. Furthermore, the entirety of this Agreement shall continue in full force and effect in all other jurisdictions.

Section 13.8 Entire Understanding.

This Agreement, including the Schedules and Exhibits hereto, and the other Transaction Documents sets forth the entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, letters of intent or agreements in principle between them, other than the Confidentiality Agreement which shall survive the execution and delivery of this Agreement in accordance with its terms.

Section 13.9 Binding Effect; No Third Party Beneficiaries.

Except for the provisions of Article 11 relating to the Seller Indemnified Parties and Purchaser Indemnified Parties and Section 7.5 relating to the Directors and Officers, this Agreement shall be binding upon and shall inure to the exclusive benefit of the parties and their respective heirs, executors, administrators, legal representatives, successors and permitted assigns and nothing herein, express or implied, is intended to, nor shall it, confer in any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. The parties agree that, for the purpose of giving enforceable rights under this Agreement: (i) to the Seller Indemnified Parties who are not party to this Agreement, the Sellers’ Agent is contracting as the agent of such Persons and will hold the rights of such Persons in trust for them, (ii) to the Purchaser Indemnified Parties who are not party to this Agreement, the Purchaser is contracting as the agent of such Persons and will hold the rights of such Persons in trust for them and (iii) the Directors and Officers who are not party to this Agreement, the Sellers’ Agent is contracting as the agent of such Persons and will hold the rights of such Persons in trust for them.

Section 13.10 Governing Law.

This Agreement is and shall be deemed to be a contract entered into and made pursuant to the laws of the Province of Ontario and the laws of Canada applicable therein and shall in all respects be governed, construed, applied and enforced in accordance with said laws, without reference to applicable conflict of laws rules or principles.

Section 13.11 Choice of Forum and Consent to Jurisdiction.

Any action arising out of or under this Agreement, any other document, instrument or agreement contemplated herein or delivered pursuant hereto, or the transactions contemplated by this Agreement, the other Transaction Documents or any of such other documents, instruments or agreements, shall be brought only in a federal or provincial court having jurisdiction and venue in Ontario, Canada, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of such courts and agrees that venue in Ontario is proper. To the extent permitted by applicable Law, final judgment against such party (a certified copy of which shall be conclusive evidence of the fact and of the amount of any indebtedness of such party hereunder) in any such legal action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on an unsatisfied judgment or similar proceeding. Each of the parties hereby irrevocably waives and agrees not to assert, by way of motion, as a defense, or otherwise, in any legal action or proceeding, any defense or any claim that it is not personally subject to the jurisdiction of the above-named Ontario courts for any reason, including claims that such party may be immune from the above-described legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, or otherwise), or that such proceeding is brought in an inconvenient or otherwise improper forum or that this Agreement or any of the other aforementioned documents, instruments or agreements, or the subject matter hereof or thereof, may not be enforced in or by such courts, or that the same are governed by the laws of a jurisdiction other than Ontario. Each of the parties hereby specifically agrees that it shall not bring any actions, suits or proceedings arising out of or under this Agreement, any other document, instrument or agreement contemplated herein or delivered pursuant hereto, or the transactions contemplated by this Agreement, the other Transaction Documents or any of such other documents, instruments or agreements, in the courts of any jurisdiction other than the above-named courts of Ontario, that any such action brought by any party shall be dismissed upon the basis of the agreements, terms and provisions set forth in this Section 13.11, and that any order or judgment obtained in any such action from a court other than the courts of Ontario shall be void ab initio; provided, that, for greater certainty, the foregoing shall not prevent any party from bringing an action in any court of competent jurisdiction to enforce a judgment rendered in any federal or provincial court having jurisdiction and venue in Ontario.

Section 13.12 Assignability.

(a) Except as set forth below, no party hereto shall sell, pledge, assign or otherwise transfer its rights under this Agreement without the prior written consent of the other parties and any attempt to do so shall be void.

(b) The Purchaser may, without the consent of the other parties hereto (i) assign its rights, interests and obligations under this Agreement to any of its wholly-owned subsidiaries, if such subsidiary delivers to the Sellers an instrument in writing that it is bound by and shall perform the obligations of the Purchaser under this Agreement as if it were an original signatory hereto or (ii) assign its rights or interests under this Agreement as collateral to any financial or lending institution providing financing to the Purchaser in connection with the transactions contemplated hereunder; provided, that, in each case, no such assignment shall release the Purchaser from any of its obligations hereunder. In the event of an assignment contemplated by this Section 13.12(b), any reference in this Agreement to the “Purchaser” shall be deemed to include its subsidiary transferee.

Section 13.13 Counterparts; Delivery by Electronic Transmission.

This Agreement may be executed in counterparts (including by facsimile or other means of electronic transmission, such as by electronic mail in “pdf” form), all of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or other electronic transmission shall be as effective as delivery of a manually executed counterpart of this Agreement.

Section 13.14 Public Announcements.

No public announcements or other publicity (including any communication to employees, customers or suppliers of the Acquired Company or the Subsidiary) regarding the transactions referred to herein shall be made by the Purchaser, the Sellers, the Acquired Company or the Subsidiary at any time prior to the Closing without the prior written consent of the other parties (which consent shall not be unreasonably withheld, conditioned or delayed) as to form, content, timing and manner of distribution or publication, except (i) to the extent otherwise required by Law (it being acknowledged that the Guarantor will be required to announce the signing of this Agreement by filing a Form 8-K pursuant to United States securities Law, provided that the Guarantor, to the extent possible, will confer with the Sellers’ Agent concerning such announcement before it is made, and (ii) each party may disclose to its current and prospective banks, shareholders, partners, investors and advisors the name of the other party, the date of the transaction, the price and the key terms under this Agreement. The parties shall also obtain the other parties’ prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) of any press release to be issued immediately following the Closing announcing the consummation of the transactions contemplated by this Agreement and the other Transaction Documents.

Section 13.15 Appointment of Sellers’ Agent

(a) By execution of this Agreement, each Seller has appointed the Sellers’ Agent as its true and lawful agent and attorney-in-fact such that Sellers’ Agent has the authority, for and on behalf of such Seller, to take such actions and exercise such discretion as are required of such Seller pursuant to the terms of this Agreement, the other Transaction Documents and any related document or instrument, and any such actions shall be binding on such Seller, including, without limitation, the following:

(i)	to receive, hold, execute and deliver to the Purchaser, on behalf of such Seller, securities powers, assignment agreements and the certificates representing the Purchased Shares held by such Seller, and any other documents relating thereto;

(ii)	to give and receive communications and notices on behalf of such Seller;

(iii)	to negotiate, agree to, enter into settlements and compromises of, and comply with orders and awards of courts with respect to claims against such Seller;

(iv)	to negotiate, agree to, enter into settlements and compromises of, and comply with orders and awards of courts with respect to any claims of disputes related to this Agreement or the other Transaction Documents, including claims against the Purchaser or Guarantor by such Seller;

(v)	to receive payments on behalf of such Seller due and owing pursuant to this Agreement or the other Transaction Documents and acknowledge receipt thereof;

(vi)	to amend, supplement or change this Agreement or the other Transaction Documents, or waive any provision hereof or thereof, provided that such amendment, supplement, change or waiver applies to all Sellers;

(vii)	to receive service of process on behalf of such Seller in connection with any claims under this Agreement, the other Transaction Documents or any related document or instrument;

(viii)	to execute any Transaction Documents; and

(ix)	to take all actions necessary or appropriate in the judgment of Sellers’ Agent to accomplish any of the foregoing.

(b) Each Seller agrees that upon payment of the Purchase Price being made to the Sellers’ Agent for such Seller’s Purchased Shares in accordance with the terms and conditions of this Agreement, all right, title, benefit and interest of such Seller in such Purchased Shares shall be deemed to have been transferred to the Purchaser and the Purchaser shall be entitled to have such shares registered in its name in the registry of the Acquired Company, as applicable, even where such Seller fails to deliver at closing the certificates, if applicable, representing such Seller’s Purchased Shares, or other document otherwise contemplated herein to be delivered at closing by such Seller.

(c) The Sellers’ Agent shall not be liable for any act done or omitted to be taken as Sellers’ Agent except expressly as set forth herein. By execution of this Agreement, each Seller shall have and shall be deemed to have agreed that the Sellers shall severally based on their respective Pro Rata Share and not jointly and severally indemnify and hold harmless the Sellers’ Agent and its partners, stockholders, Affiliates, directors, officers, fiduciaries, employees and agents and each of the partners, stockholders, Affiliates, directors, officers, fiduciaries, employees and agents of each of the foregoing (each a “Agent Indemnified Party”) from and against all losses, liabilities, claims or expenses incurred or suffered by the Agent Indemnified Parties as a result of, or arising out of, or relating to any and all actions taken or omitted to be taken by the Sellers’ Agent under this Agreement or in connection with the incurrence, payment, discharge or settlement of any of the obligations of the Sellers, except for any such losses, liabilities, claims or expenses that arise on account of the Sellers’ Agent’s fraud, gross negligence or willful misconduct as determined by a court of competent jurisdiction in a final adjudication. None of the Agent Indemnified Parties shall be liable to any Seller in respect of such arrangements or actions or omissions in connection therewith, except to the extent that such acts or omissions constitute fraud, gross negligence or willful misconduct. A decision, act, consent or instruction of the Sellers’ Agent shall constitute a decision for all Sellers hereunder, and shall be final, binding and conclusive upon each Seller and the Purchaser, the Guarantor and the Acquired Company may rely upon any such decision, act, consent or instruction of Sellers’ Agent as being the decision, act, consent or instruction of such Seller and treat such Sellers’ Agent as the duly appointed attorney-in-fact of each Seller and as having the duties, power and authority provided for in this Agreement and the Escrow Agreement. The Purchaser, the Guarantor and the Acquired Company are hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Sellers’ Agent.

(d) The Sellers’ Agent shall be entitled at any time and from time to time to reimbursement from the Sellers for any Sellers’ Agent Expenses.

(e) The Sellers’ Agent will at all times be entitled to rely on any directions received from the Sellers (acting by an affirmative vote of the Sellers whose aggregate Pro Rata Share immediately prior to the date hereof was greater than 50%); provided, however, that the Sellers’ Agent shall not be required to follow any such direction, and shall be under no obligation to take any action in its capacity as the Sellers’ Agent, unless the Sellers’ Agent has been provided with the funds, security or indemnities which, in the sole determination of the Sellers’ Agent, are sufficient to protect the Sellers’ Agent against the costs, expenses and liabilities which may be incurred by the Sellers’ Agent in responding to such direction or taking such action.

(f) If the Sellers’ Agent becomes unable to serve as Sellers’ Agent, such other Person or Persons may be designated by the Sellers (acting by an affirmative vote of the Sellers whose aggregate Pro Rata Share immediately prior to the date hereof was greater than 50%), and such Person or Persons shall succeed as Sellers’ Agent.

(g) Any notice given to the Sellers’ Agent hereunder in accordance with Section 13.2 or under the Escrow Agreement will constitute notice to each and all of the Sellers at the time notice is given to the Sellers’ Agent (other than notice to a Seller for service of process relating to a Legal Proceeding before a court or other tribunal of competent jurisdiction, which notice must be given to such Seller individual, as applicable). Any action taken by, or notice or instruction received from, the Sellers’ Agent hereunder in accordance with Section 13.2 or under the Escrow Agreement will be deemed to be action by, or notice or instruction from, each and all of the Sellers. The Purchaser and the Acquired Company may, and the Escrow Agent will, disregard any notice or instruction received from any one or more individual Sellers, other than the Sellers’ Agent.

(h) The Sellers’ Agent shall have the discretion to take such action as the Sellers’ Agent shall determine to be in the best interests of all of the Sellers; provided, however, that in any event, all Sellers are treated in a substantially proportionate manner.

(i) All of the indemnities, immunities and powers granted to the Sellers’ Agent under this Agreement shall survive the termination of this Agreement.

Section 13.16 Guarantee of Performance

The Guarantor, as principal obligor and not as surety, unconditionally and irrevocably covenants with the Sellers:

(a) to cause the Purchaser to effect prompt and complete performance of all the terms, covenants, conditions and provisions of the Transaction Documents that are to be kept, observed and performed by the Purchaser;

(b) that, if for any reason whatsoever, including the insolvency or bankruptcy of the Purchaser, or if the Purchaser shall at any time or from time to time fail to keep, perform or observe any term, covenant, condition or provision of any of the Transaction Documents that is to be kept, observed or performed by the Purchaser, then the Guarantor shall forthwith on demand of the Sellers’ Agent, perform or observe, as the case may be, such term, covenant, condition or provision in accordance with the relevant provisions of the Transaction Documents; and

(c) that the Guarantor is jointly and severally bound with the Purchaser to perform the terms, covenants, obligations (including indemnification), conditions and provisions of the Transaction Documents that are to be kept, observed and performed by the Purchaser and, in the enforcement of its rights pursuant to this Section 13.16 the Sellers may proceed against the Guarantor as if the Guarantor was a principal party under this Agreement with respect to such terms, covenants, conditions and provisions applicable to the Purchaser.

In the event of a default by the Purchaser under any of the Transaction Documents, the Guarantor waives notice, presentment and any right to require the Sellers to:

(d) proceed against the Purchaser or pursue any rights or remedies with respect to the Transaction Documents against the Purchaser, or

(e) pursue any other remedy whatsoever in the power of the Sellers prior to the Sellers pursuing any rights it may have under the Transaction Documents against the Guarantor.

Without limiting the generality of the foregoing, the liability of the Guarantor shall not be deemed to have been waived, released, discharged, impaired or affected by reason of the release or discharge of the Purchaser in any receivership, bankruptcy, winding-up or other creditors’ proceedings or the rejection, disaffirmance or disclaimer of any of the Transaction Documents in any proceeding or any other matter, and shall continue with respect to the periods prior thereto and thereafter, for and with respect to the Transaction Documents.

This Section 13.16 shall be solely for the benefit of the Sellers and shall not in any way obligate the Guarantor to any other Person. This guarantee shall apply, mutatis mutandis, in respect of any Affiliate of the Purchaser in the event any such Affiliate is a party to any Transaction Document in lieu of the Purchaser.

This guarantee shall continue notwithstanding any assignment of this Agreement by the Purchaser to an Affiliate or otherwise pursuant to Section 13.12.

Section 13.17 Mutual Drafting.

The parties hereto are sophisticated and have been represented by lawyers who have carefully negotiated the provisions hereof. As a consequence, the parties do not intend that the presumptions of any laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement and therefore waive their effects.

Section 13.18 Legal Representation

The Purchaser, the Sellers and the Acquired Company hereby agree, on their own behalf and on behalf of their directors, shareholders, members, partners, officers, employees and Affiliates, and each of their successors and assigns (all such parties, the “Waiving Parties”), that (i) Aird & Berlis LLP and Gross Shuman Bridzle & Griffin P.C. (collectively the “Counsel”) may represent any of the Sellers and each of their Affiliates, other than the Acquired Company and the Subsidiary (individually and collectively, the “Seller Group”), on the one hand, and the Acquired Company and the Subsidiary, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the other documents contemplated hereunder and the consummation of the transactions contemplated hereunder or under the other Transaction Documents (such representation, the “Current Representation”), and (ii) Counsel (or any successor) may represent the Seller Group or any member of the Seller Group or any director, shareholder, member, partner, officer, employee or Affiliate of the Seller Group or any member of the Seller Group, other than the Acquired Company and the Subsidiary, in each case in connection with any dispute, litigation, claim, proceeding or obligation arising out of or relating to this Agreement, the other Transaction Documents and the other documents contemplated hereunder and the consummation of the transactions contemplated hereunder or under the other Transaction Documents (any such representation, the “Post-Closing Representation”) notwithstanding such representation (or any continued representation) of the Acquired Company or the Subsidiary, and each of the Purchaser and the Acquired Company on behalf of itself and the Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto. Each of the Purchaser and the Acquired Company acknowledge that the foregoing provision applies whether or not Counsel provides legal services to the Acquired Company or the Subsidiary after the Closing Date. Each of the Purchaser and the Acquired Company, for itself and the Waiving Parties, hereby irrevocably acknowledges and agrees that all communications between the Seller Group and their counsel, including Counsel, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or proceeding arising out of or relating to, this Agreement, the other Transaction Documents and the other documents contemplated hereunder and the consummation of the transactions contemplated hereunder or under the other Transaction Documents, or any matter relating to any of the foregoing, are privileged communications between the Seller Group and such counsel and none of the Purchaser, the Guarantor, the Acquired Company, or any Person purporting to act on behalf of or through the Purchaser, the Guarantor or the Acquired Company or any of the Waiving Parties, will seek to obtain the same by any process. From and after the Closing, each of the Purchaser, the Guarantor and the Acquired Company, on behalf of itself and the Waiving Parties, waives and will not assert any attorney-client privilege with respect to any communication between Counsel and the Acquired Company or any Person in the Seller Group occurring during the Current Representation in connection with any Post-Closing Representation. Notwithstanding anything to the contrary in this Section 13.18, neither the Sellers’ Agent nor any Seller may assert (or cause to be asserted on their behalf) the attorney-client privilege with respect to any communication that reflects any fraud with respect to the transactions contemplated hereunder or under the other Transaction Documents. Further, in the event that a dispute arises between the Purchaser, the Guarantor, the Acquired Company or the Subsidiary and a third party other than a party to this Agreement after the Closing, the Acquired Company and the Subsidiary may assert the attorney-client privilege to prevent disclosure of confidential communications by Counsel (or any successors), the Sellers’ Agent or any of Sellers to such third party; provided, however, that the Acquired Company and the Subsidiary may not waive such privilege without the prior written consent of the Sellers’ Agent (which consent shall not be unreasonably withheld, conditioned or delayed).

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the parties has executed or caused this Agreement to be executed by its duly authorized officer as of the date first written above.

PURCHASER

2393514 ONTARIO INC.

By:
Name: Gary R. Johnson
Title: President

GUARANTOR

APOGEE ENTERPRISES, INC.

By:
Name: Gary R. Johnson
Title: Vice-President, Treasurer

ACQUIRED COMPANY

ALUMICOR LIMITED

By:
Name: Gregory Collings
Title: Director and Secretary

SELLERS

PEF 2005 ALUMICOR INVESTMENT LIMITED PARTNERSHIP, by its General Partner, FCPI Alumicor GP Inc.

By:
Name: Greg Collings
Title: Director

ANDRE BELANGER

ANTHONY KERWIN

JOHN CASTELHANO

LAWRENCE MAKER

PAUL ANTONIADIS

KEN ROWSON

Exhibit 2.3(i) to Share Purchase Agreement

Form of Escrow Agreement

THIS ESCROW AGREEMENT is entered into this 5th day of November, 2013.

AMONG:	PEF 2005 ALUMICOR INVESTMENT LIMITED PARTNERSHIP, a limited partnership formed under the laws of British Columbia, having a place of business at 79 Wellington Street West, Suite 3510, Toronto, Ontario M5K 1K7

(the “Sellers’ Agent”), and

AND:	2393514 ONTARIO INC., a corporation duly formed under the laws of Ontario, having its registered office at 40 King Street West, Suite 2100, Toronto, Ontario M5H 3C2;

(the “Purchaser”), and

AND:	OLYMPIA TRANSFER SERVICES INC., a company duly formed under the laws of Ontario, having a place of business at 120 Adelaide St. West, Suite 920, Toronto, Ontario M5H 1T1

(the “Escrow Agent”)

WHEREAS the Purchaser and the Sellers’ Agent, along with Andre Belanger, Ken Rowson, John Castelhano, Anthony Kerwin, Lawrence Maker and Paul Antoniadis (each of the foregoing individuals and the Sellers’ Agent shall hereinafter be referred to as a “Seller”, and collectively as the “Sellers”), Alumicor Limited (the “Acquired Company”) and Apogee Enterprises, Inc. have entered into a share purchase agreement dated the 5th day November, 2013 (the “Share Purchase Agreement”) pursuant to which, inter alia, the Purchaser agreed to purchase, and the Sellers agreed to sell, all of the issued and outstanding shares of the Acquired Company, in accordance with the terms and subject to the conditions therein contained;

AND WHEREAS the Share Purchase Agreement contemplates the creation of an Adjustment Escrow Account, an Indemnity Escrow Account and an EB Escrow Account (each an “Escrow Account” and collectively, the “Escrow Accounts”), to be held in escrow by the Escrow Agent as therein and herein provided as security for: (i) the payment and performance by the Sellers of their obligations with respect to any working capital adjustment payable by the Sellers to the Purchaser pursuant to Section 2.7 of the Share Purchase Agreement; (ii) an indemnity claim, as further described in Article 11 of the Share Purchase Agreement; and (iii) liabilities relating to the Excluded Business, as further described in Article 11 of the Share Purchase Agreement;

AND WHEREAS the Escrow Agent has agreed to act as escrow agent for the purpose of holding the Escrow Amounts (as hereinafter defined) in trust, and dealing with and distributing the Escrow Amounts pursuant to the terms and conditions of this Agreement;

AND WHEREAS pursuant to and as further described in the Share Purchase Agreement, the Sellers have appointed and authorize the Sellers’ Agent to enter into and act under this Agreement for the purposes set out herein;

AND WHEREAS the execution, delivery and performance of this Escrow Agreement between the Purchaser, the Sellers’ Agent and the Escrow Agent is a condition to the consummation of the transactions contemplated by the Share Purchase Agreement;

NOW THEREFORE, in consideration of the premises and mutual agreements herein contained, and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each party), the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

The capitalized words and expressions used in this Escrow Agreement or in its Schedules, unless otherwise defined herein, shall have the meaning ascribed to them in the Share Purchase Agreement.

1.2	Articles, Sections and Headings

The division of this Escrow Agreement into Articles, Sections and Schedules and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Escrow Agreement. The terms “hereof”, “hereunder” and similar expressions refer to this Escrow Agreement and not to any particular Article, Section or Schedule hereof and include any agreement supplemental hereto. References herein to Articles, Sections or Schedules are to Articles, Sections and Schedules of this Escrow Agreement unless otherwise expressly stated herein.

1.3	Extended Meanings

In this Escrow Agreement words importing the singular number also include the plural and vice versa and words importing any gender include all genders. The term “including” means “including, without limiting the generality of the foregoing”.

1.4	Currency

Except as expressly provided herein, all references to currency contained herein are to lawful money of Canada.

1.5	Calculation of Time

1.5.1	Time. Time is of the essence of this Escrow Agreement.

1.5.2	Calculation of Time. Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a Business Day, such time period shall be extended to the next Business Day following the day on which it would otherwise end.

1.5.3	Business Days. Whenever any action to be taken or payment to be made pursuant to this Escrow Agreement would otherwise be required to be made on a day that is not a Business Day, such action shall be taken or such payment shall be made on the first Business Day following such day.

1.5.4	Time of Day. All references to times of the day are to the times of the day in Toronto, Ontario.

ARTICLE 2

APPOINTMENT AND HOLDBACKS

2.1	Appointment of Escrow Agent

The parties hereto hereby appoint the Escrow Agent to act as escrow agent, and the Escrow Agent accepts the appointment and agrees to serve as escrow agent hereunder, pursuant to the terms and provisions of this Escrow Agreement. The Escrow Agent acknowledges receipt of an amount equal to $4,800,000 (the “Indemnity Holdback’), an amount equal to $950,000 (the “Adjustment Holdback”) and an amount equal to $1,500,000 (the “EB Holdback”, and together with the Indemnity Holdback and the Adjustment Holdback, the “Escrow Amounts”) which shall, together with interest earned thereon, be held and dealt with by the Escrow Agent in accordance with the terms of this Escrow Agreement. The Escrow Agent acknowledges and agrees that it is not the beneficial owner of the Escrow Funds (as hereinafter defined) but holds same as agent for the Purchaser and the Sellers’ Agent (on behalf of the Sellers) on the terms and conditions set out herein.

2.2	Investment and Interest

Up to the date of release, the Escrow Agent may hold cash balances constituting part or all of the Escrowed Funds (as hereinafter defined) in three segregated interest bearing accounts earning a rate of 2.50 % less than the prime rate of interest announced from time to time by the Canadian Imperial Bank of Commerce on Canadian dollar loans made to its most credit worthy customers in Canada. All interest earned and paid on the Escrow Amounts shall be added to the respective Escrow Account and dealt with by the Escrow Agent in accordance with the terms of this Escrow Agreement. Interest and any other amounts earned on the Escrow Amounts, if any, will be for the benefit of the party to whom the Escrow Funds, or a portion of the Escrow Funds, is released hereunder, pro rata to each such released amount. For income tax purposes, the Escrow Agent shall provide the Purchaser and the Sellers’ Agent, on behalf of the Sellers, on an annual basis, with the tax statements prescribed by the applicable Laws regarding Taxes attesting that all interest earned on the Escrow Amounts has been earned by the party or parties entitled to receive such interest. Interest earned on the said investments shall be held and reinvested from time to time with Escrow Amounts in accordance with this Section 2.2. Together with the Escrow Amounts, such interest will be collectively referred to as the “Escrow Funds”, and will be dealt with in accordance with the terms of this Agreement.

2.3	Payment

The parties hereto understand and agree that the Escrow Agent shall never be compelled to deliver to any party hereto any amount which exceeds the sums available in the Escrow Funds. Any amount required to be paid in excess of the Indemnity Holdback, the Adjustment Holdback and the EB Holdback, and any interest earned thereon, as the case may be, shall be payable directly by such party to the party entitled to such payment pursuant and subject to this Escrow Agreement and the Share Purchase Agreement.

2.4	Fees and Expenses

The Escrow Agent shall be entitled to the reimbursement of its fees and reasonable out-of-pocket expenses and the parties shall reimburse the Escrow Agent for such fees and reasonable out-of-pocket expenses as follows: (i) 50% shall be reimbursed by the Purchaser, and (ii) 50% shall be reimbursed by the Sellers in accordance with their Pro Rata Shares.

ARTICLE 3

PAYMENTS AND RELEASES BY THE ESCROW AGENT

3.1	Payment Obligations

3.1.1	The Adjustment Holdback and the Indemnity Holdback will serve as a source of funds for payments owing on account of a deficiency in the working capital adjustment pursuant to Section 2.6 and Section 2.7 of the Share Purchase Agreement, with the Adjustment Holdback and any interest earned thereon as the initial source to pay such deficiency. Any release of the Adjustment Holdback and the Indemnity Holdback made pursuant to Section 2.6 or Section 2.7 of the Share Purchase Agreement shall be made in accordance with Article 4 of this Agreement.

3.1.2	The Indemnity Holdback and the EB Holdback, and any interest earned thereon, will serve as a source of funds for payments owing on account of the indemnity obligations of the Sellers pursuant to Article 11 of the Share Purchase Agreement as described in Section 11.3 of the Share Purchase Agreement. Any release of Escrow Funds made pursuant to Article 11 of the Share Purchase Agreement (relating to either the Indemnity Holdback or the EB Holdback) shall be made in accordance with Article 5 of this Agreement. For greater certainty, the Indemnity Holdback is only to be utilized for indemnification obligations as set out in Sections 11.3(iv) and (v) of the Share Purchase Agreement, and the EB Holdback is only to be utilized for indemnification obligations as set out in Section 11.3(v) of the Share Purchase Agreement.

ARTICLE 4

ADJUSTMENT HOLDBACK AND RELEASE OF ESCROW FUNDS

4.1	Payment of Working Capital Adjustment

4.1.1	The Purchaser shall, within five (5) Business Days following the Settlement Date, deliver a written notice (the “Escrow Payment Notice”) to the Escrow Agent, with a duplicate copy to the Sellers’ Agent, stating the amount of the Purchase Price adjustment, if any. If the Purchaser fails to send the Escrow Payment Notice within the prescribed period, the Sellers’ Agent shall be entitled to deliver the Escrow Payment Notice to the Escrow Agent, with a duplicate copy to the Purchaser.

4.1.2	The Escrow Agent shall, within five (5) Business Days from its receipt of the Escrow Payment Notice, make the applicable payments, as follows:

(a)	If the Closing Date Working Capital is equal to or greater than the Estimated Closing Date Working Capital, the Escrow Agent shall pay the Adjustment Holdback, together with any interest earned thereon, as determined by the Sellers’ Agent to the Sellers’ Agent on behalf of the Sellers to be distributed to each Seller in accordance with such Seller’s Pro Rata Share, or as otherwise agreed among the Sellers.

(b)	If the Closing Date Working Capital is less than the Estimated Closing Date Working Capital, the Escrow Agent shall pay to the Purchaser such deficiency from the Adjustment Holdback and any interest earned thereon, as determined by the Purchaser.

(c)	If a payment is made pursuant to Section 4.1.2(b) of this Agreement, the remainder (if any) of the Adjustment Holdback and any interest earned thereon shall be paid to the to the Sellers’ Agent on behalf of the Sellers to be distributed to each Seller in accordance with such Seller’s Pro Rata Share, or as otherwise agreed among the Sellers.

ARTICLE 5

INDEMNITY HOLDBACK AND EB HOLDBACK CLAIMS

AND RELEASE OF ESCROW FUNDS

5.1	Notice of Indemnity Claim

The Purchaser shall send to the Escrow Agent and the Sellers’ Agent a copy of any Indemnification Claim (as hereinafter defined) made during the term of this Escrow Agreement.

5.2	Release of Indemnity Holdback and EB Holdback

The Escrow Agent shall release to the Sellers’ Agent to the account set forth in Schedule A hereto to be distributed in accordance with the Share Purchase Agreement, all or part of the Indemnity Holdback or the EB Holdback, as applicable, plus any interest earned thereon, less any amounts that have been previously paid out, as follows:

5.2.1	Within three (3) Business Days following receipt of a joint written direction of the Purchaser and the Sellers’ Agent, in the amounts and as set forth in such joint written direction.

5.2.2	Any time on or prior to the date that is eighteen months from the date of this Escrow Agreement in the case of a claim against the Indemnity Holdback or any time on or prior to the date that is twenty-four months from the date of this Escrow Agreement in the case of a claim against the EB Holdback (each of these dates, the “Release Date”), the Purchaser may give one or more written notices of a direct claim or a third party claim (each an “Indemnification Claim”) to the Escrow Agent and the Sellers’ Agent (the date of delivery of such Indemnification Claim to the Escrow Agent and the Sellers’ Agent is referred to as the “Notice Date”) stating that the Purchaser has made a claim for indemnification under the Share Purchase Agreement and specifying the Purchaser’s reasonable estimate of the amount of the Losses thereunder (the specified amount of such Losses being referred to as the “Claim Amount”). For greater certainty, the parties acknowledge that an Indemnification Claim delivered to the Escrow Agent and the Sellers’ Agent in accordance with the first sentence of this Section 5.2.2 shall be sufficient and adequate for the purposes of this Escrow Agreement. The Escrow Agent shall distribute out of the Indemnity Holdback and any interest earned thereon or out of the EB Holdback and any interest earned thereon, as the case may be, each Claim Amount to the Purchaser immediately following the expiry of the thirty (30) Business Day period commencing on the Notice Date (the “Dispute Period”). If, however, prior to the expiration of the Dispute Period the Sellers’ Agent delivers a written notice to the Escrow Agent (a “Dispute Notice”) objecting to the payment of all or part of such Claim Amount and stating the basis for such objection, the Escrow Agent shall deliver to the Purchaser the undisputed portion of such Claim Amount (if any) but shall not deliver to the Purchaser the disputed portion of such Claim Amount (a “Disputed Amount”) until such time as the Escrow Agent receives either: (i) a joint written direction signed by the Sellers’ Agent and the Purchaser directing the Escrow Agent to release all or part of the Disputed Amount to the Purchaser or to such other Person as the parties direct; or (ii) a certified copy of an Order of a Court of the Province of Ontario relating to such Disputed Amount (a “Final Determination”), provided that such Order constitutes a final judgment that is binding on all parties and the Disputed Amount and is no longer subject to review or appeal.

5.2.3	With respect to the Indemnity Holdback, the Escrow Agent shall distribute to the Sellers, in accordance with the terms of the Share Purchase Agreement:

(a)

within three (3) Business Days following the nine-month anniversary of the date of this Escrow Agreement, the amount by which 50% of the amount of the Indemnity Holdback, plus any interest earned thereon, still held by the Escrow Agent at such time exceeds (i) all Claim Amounts previously paid to the Purchaser; (ii) all pending Claim Amounts in respect of which the Dispute Period has not expired; and (iii) all Disputed Amounts;

(b)	within three (3) Business Days following the Release Date, the amount by which the amount of the Indemnity Holdback and any interest earned thereon still held by the Escrow Agent at such time exceeds (i) all Claim Amounts previously paid to the Purchaser; (ii) all pending Claim Amounts in respect of which the Dispute Period has not expired; and (iii) all Disputed Amounts;

(c)	after the Release Date, with respect to any Disputed Amount and any pending Claim Amount that becomes a Disputed Amount, the Escrow Agent shall continue to hold any such amounts until: (i) such time as it receives a copy of a Final Determination, directing the Escrow Agent to pay any such Disputed Amount, or a portion thereof, to the Purchaser, the Sellers’ Agent or the Sellers or to such other Person as set forth in the Final Determination; or (ii) until such time a joint written direction signed by the Sellers’ Agent and the Purchaser directing the Escrow Agent to release all or part of the Disputed Amount to the Purchaser, the Sellers’ Agent or such other Person as the parties direct is received. Within five (5) Business Days after the resolution and release of all Disputed Amounts as described above, the Escrow Agent shall distribute to the Sellers’ Agent, on behalf of the Sellers and pursuant to the Share Purchase Agreement, the remaining portion of the Indemnity Holdback, if any, plus any interest earned thereon, if any.

5.2.4	With respect to the EB Holdback, the Escrow Agent shall distribute to the Sellers, in accordance with the terms of the Share Purchase Agreement:

(a)	within three (3) Business Days following the Release Date, the amount by which the amount of the EB Holdback and any interest earned thereon still held by the Escrow Agent at such time exceeds (i) all Claim Amounts previously paid to the Purchaser; (ii) all pending Claim Amounts in respect of which the Dispute Period has not expired; and (iii) all Disputed Amounts;

(b)

after the Release Date, with respect to any Disputed Amount and any pending Claim Amount that becomes a Disputed Amount, the Escrow Agent shall continue to hold any such amounts until: (i) such time as it receives a copy of a Final Determination, directing the Escrow Agent to pay any such Disputed Amount, or a portion thereof, to the Purchaser, the Sellers’ Agent or the Sellers or to such other Person as set forth in the Final Determination; or (ii) until such time a joint written direction signed by the Sellers’ Agent and the Purchaser directing the Escrow Agent to release all or part of the Disputed Amount to the Purchaser, the Sellers’ Agent or such other Person as the parties direct is received. Within five (5) Business Days after the resolution and release of all Disputed Amounts as described above, the Escrow Agent shall distribute to the Sellers’

Agent, on behalf of the Sellers and pursuant to the Share Purchase Agreement, the remaining portion of the EB Holdback, if any, plus any interest earned thereon, if any.

5.3	Sciame Release

5.3.1	In this Section 5.3, the following terms have the meanings ascribed:

(a)	“Sciame Litigation” means the certain lawsuit commenced by F.J. Sciame Construction Company, Inc. against the Acquired Company and the Subsidiary, as further described in Section 3.23 of the Disclosure Schedule to the Share Purchase Agreement.

(b)	“Sciame Release Amount” means the amount that is equal to the Sciame Resolution Cost Amount minus: (i) all pending Claim Amounts for Indemnification Claims relating to the Sciame Litigation in respect of which the Dispute Period has not expired; and (ii) all Disputed Amounts for Indemnification Claims relating to the Sciame Litigation, provided that the Sciame Release Amount, if payable, shall be no less than $200,000.

(c)	“Sciame Resolution Cost Amount” means the total amounts incurred by the Sellers and the Subsidiary (without duplication) following the date hereof, including amounts paid in settlement and legal and other professional fees in connection with the full and final resolution of the Sciame Litigation, up to a maximum of $500,000.

5.3.2	At any time prior to the Release Date in respect of the EB Holdback, the Sellers’ Agent may give a notice (the “Sciame Resolution Notice”) to the Escrow Agent and the Purchaser stating that the Sciame Litigation has been fully and finally resolved, by way of settlement, dismissal or otherwise (the date of delivery of the Sciame Resolution Notice to the Escrow Agent and the Sellers’ Agent is referred to as the “Notice Date”). The Sciame Resolution Notice shall include a statement of the Sciame Resolution Cost Amount.

5.3.3

During the thirty (30) Business Day period following the Notice Date, the Sellers’ Agent shall provide the Purchaser with such documentation and information it may reasonably request to assess the resolution of the Sciame Litigation and the Sciame Resolution Cost Amount. Following the expiration of such thirty (30) Business Day period, the Escrow Agent shall distribute to the Sellers’ Agent out of the EB Holdback and any interest earned thereon the Sciame Release Amount. If, however, prior to the expiration of such thirty (30) Business Day period the Purchaser delivers a written notice to the Escrow Agent and the Sellers’ Agent (a “Dispute Notice”) objecting to the payment of all or part of the Sciame Release Amount and stating the basis for such objection, the Escrow Agent shall deliver to the Sellers’ Agent the undisputed portion of the Sciame Release Amount (if any) but shall not deliver to the Purchaser the disputed portion of the Sciame Release Amount (a “Disputed Amount”) until such time as the Escrow Agent receives either: (i) a joint written direction signed by the Sellers’ Agent and the Purchaser directing the Escrow Agent to release all or part of the Disputed Amount to the Sellers’ Agent or to such other Person as the parties direct; or (ii) a certified copy of a Final Determination relating to such Sciame Disputed Amount.

ARTICLE 6

RESIGNATION, REMOVAL OF ESCROW AGENT

The Escrow Agent may resign and be discharged from all further duties and liabilities hereunder upon ten (10) Business Days prior written notice to the other parties hereto, and may be removed from its office of Escrow Agent by the Purchaser and the Sellers’ Agent at any time upon not less than ten (10) Business Days’ joint prior written notice given to the Escrow Agent by the Purchaser and the Sellers’ Agent. Upon the discharge or removal of the Escrow Agent, the Escrow Agent shall deliver the Escrow Funds and any related documents in its possession to any Person (a “Successor”) designated by the Purchaser and the Sellers’ Agent, acting jointly, in a written notice delivered to the Escrow Agent not later than two (2) Business Days following such discharge or termination (the “Transfer Notice”). Where the Purchaser and the Sellers’ Agent acting jointly fail to remit the Transfer Notice to the Escrow Agent in the manner set forth in this Article 6, the Escrow Agent shall release the Escrow Funds and any related documents in its possession to a trust company or legal counsel of its choosing, at the cost and expense of the Purchaser and the Sellers’ Agent.

ARTICLE 7

DUTIES AND LIABILITIES OF THE ESCROW AGENT

7.1	Duties and liabilities

The Escrow Agent shall have no duties or responsibilities other than those expressly set forth in this Escrow Agreement, and no implied duties or obligations of the Escrow Agent shall be read into this Escrow Agreement. In addition:

7.1.1	The Escrow Agent shall have no duty to enforce any obligation of any Person, other than as expressly provided herein.

7.1.2	The Escrow Agent shall not be liable for any action taken or omitted by it, in good faith and in the exercise of its reasonable judgment, except for the gross negligence, wilful misconduct or intentional misrepresentation of the Escrow Agent.

7.1.3

The following individuals are authorized to give instructions, directions or other instruments to the Escrow Agent (each an “Authorized Person”): Gary R. Johnson, Director, on behalf of the Purchaser or another senior officer thereof; Greg Collings in his capacity as a director of the General Partner of the Sellers’ Agent. Each of the Purchaser and Sellers’ Agent may replace its Authorized Person by written notice to the other parties. The Sellers’ Agent may only be replaced in accordance with Section 13.15 of the Share Purchase Agreement. The Escrow Agent may rely, and shall be protected in acting, upon any judgment, order, notice, demand, direction, certificate or other instrument, paper or document which may be submitted to it in connection with its duties hereunder and the directions incorporated therein and which is or are believed by the Escrow

Agent to be genuine and signed or presented by the Authorized Persons, and may accept same as sufficient evidence of the facts stated therein. The Escrow Agent shall in no way be bound to request further evidence (whether as to due execution or validity or as to the truth of any fact), and shall not be responsible for any loss that may be occasioned by its failing to do so.

7.1.4	If the Escrow Agent shall be uncertain as to its duties or rights hereunder or shall receive instructions, claims or demands from any party hereto or from a third party with respect to any matter arising pursuant to this Escrow Agreement which, in its opinion, are in conflict with any provision of this Escrow Agreement, it shall be entitled to obtain third party counsel as it shall deem necessary in its discretion and shall at all times be further entitled to refrain from taking any action authorized and directed hereunder until it shall be authorized or directed otherwise in writing by each of the relevant parties hereto, or by an Order of a court of competent jurisdiction from which no further appeal may be taken or has been taken.

7.1.5	Subject to Section 7.1.2 of this Agreement, the Escrow Agent is automatically released from any and all liabilities and obligations upon release of all of the Escrow Funds in accordance with Article 4 and Article 5.

7.1.6	No provision of this Escrow Agreement shall require the Escrow Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers unless the Escrow Agent shall have received adequate funding and indemnity in its opinion against potential costs and liabilities incurred by it relating thereto.

ARTICLE 8

INDEMNIFICATION OF ESCROW AGENT

8.1	Indemnification

8.1.1

Without limiting any protection or indemnity of the Escrow Agent under any other provision hereof, or otherwise at law, the parties, jointly and severally, hereby agree to indemnify and hold harmless the Escrow Agent and its directors, officers, agents and employees at all times from and against all claims, demands, losses, actions, causes of actions, costs, charges, expenses, damages and liabilities whatsoever arising in connection with this Escrow Agreement, including, without limitation, those arising out of or related to actions taken or omitted to be taken by the Escrow Agent contemplated hereby, legal fees and disbursements on a solicitor and client basis, and costs and expenses incurred in connection with the enforcement of this indemnity, which the Escrow Agent may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of its duties as Escrow Agent and including any deed, matter or thing in relation to the registration, perfection, release or discharge of security. The foregoing provisions of this section do not apply to the extent that in any circumstances the Escrow Agent or its employees or agents acted with gross negligence, willful misconduct or fraud. It is understood and agreed that this indemnification shall survive the termination of this Escrow Agreement or the resignation of the Escrow Agent.

8.1.2	As between Sellers’ Agent on behalf of the Sellers, on the one hand, and the Purchaser, on the other hand (each an “Indemnifying Party”), if one Indemnifying Party (“Party A”) pays an amount to the Escrow Agent for indemnification in excess of 50% of the aggregate amount of the related claim for indemnification by the Escrow Agent (the “Escrow Indemnity Amount”), then the other Indemnifying Party (“Party B”) shall promptly pay to Party A an amount that upon payment thereof, and taking into account any amounts paid by Party B to the Escrow Agent in respect of such related claim, would result in the Escrow Indemnity Amount having been borne equally by Party A and Party B.

8.2	Claim

The Escrow Agent shall not have the obligation to initiate a claim, defend a claim or intervene to a claim with respect to this Escrow Agreement unless and until it has been indemnified for all the fees and expenses that it would have to incur with respect to such claim.

ARTICLE 9

TERMINATION OF THIS ESCROW AGREEMENT

Upon the resignation or discharge of the Escrow Agent or upon the release of all of the Escrow Funds in accordance with this Escrow Agreement, this Escrow Agreement shall terminate, subject however to the terms set forth in Article 8.

ARTICLE 10

GENERAL PROVISIONS

10.1	Further Assurances

Each of the parties hereto shall from time to time execute and deliver all such further documents and instruments and do all acts and things as another party may, at any time, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Escrow Agreement, including, without limitation the execution and delivery of joint written directions.

10.2	No Waiver

Failure of a party hereto to insist upon the strict performance of any term or condition of this Escrow Agreement or to exercise any right, remedy or recourse hereunder shall not be construed as a waiver or relinquishment of any such term and condition.

10.3	Independent Legal Advice

The Sellers’ Agent and the Purchaser acknowledge and agree that they:

(i)	have each had full opportunity to review this Escrow Agreement and fully understand the terms of, and the nature and effect of their respective obligations under, this Escrow Agreement;

(ii)	have each had full opportunity to obtain independent legal advice relating to this Escrow Agreement; and

(iii)	are each entering into this Escrow Agreement and their respective obligations freely and voluntarily and as their own act without any pressure or influence from or by any Person.

10.4	Successors, Assigns and Assignment

This Escrow Agreement will enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto. Except as set forth in Article 6, this Escrow Agreement may not be assigned by any party hereto without the prior written consent of the other parties.

10.5	Entire Agreement

This Escrow Agreement, together with the Share Purchase Agreement, constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties with respect hereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties hereto other than as expressly set forth in this Escrow Agreement.

10.6	Amendments and Waivers

No amendment to this Escrow Agreement shall be valid or binding unless set forth in writing and duly executed by all parties hereto. No waiver of any breach of any provision of this Escrow Agreement shall be effective or binding unless made in writing and signed by the party purporting to give same and, unless otherwise provided, will be limited to the specific breach waived.

10.7	Notices

Any notice, direction or other communication to be given under this Escrow Agreement shall be in writing and given or made in accordance with Section 13.2 of the Share Purchase Agreement which shall apply, mutatis mutandis, to this Escrow Agreement, provided that any such notice, direction or other communication intended for the Escrow Agent shall be addressed:

Olympia Transfer Services Inc.

120 Adelaide Street West, Suite 920

Toronto Ontario M5H 1T1

Attention : Manager, Client Services

Facsimile : (416) 364-1827

10.8	Governing Law and Forum

This Escrow Agreement shall be governed by and construed in accordance with the Laws of the Province of Ontario and the Laws of Canada applicable therein (excluding any conflict of laws rule or principle, foreign or domestic, which might refer such interpretation to the laws of another jurisdiction). The parties hereto hereby irrevocably and unconditionally submit to the exclusive jurisdiction of the courts of the Province of Ontario with respect to any matter or dispute relating to this Escrow Agreement or the exercise of any right or the enforcement of any obligation arising hereunder (excluding any conflict of forum rule or principle, foreign or domestic, which might refer such matter to the courts of another jurisdiction).

10.9	Anti-Money Laundering

The Escrow Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Escrow Agent, in its sole judgment, acting reasonably, determines that such act might cause it to be in noncompliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Escrow Agent, in its sole judgment, acting reasonably, determine at any time that its acting under this Escrow Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ prior written notice sent to the Purchaser and the Sellers’ Agent provided that (i) the Escrow Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) if such circumstances are rectified to the Escrow Agent’s satisfaction within such 10-day period, then such resignation shall not be effective.

10.10	Privacy Laws

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to certain obligations and activities under this Escrow Agreement. Notwithstanding any other provision of this Escrow Agreement, none of the parties shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Seller’s Agent and the Purchaser shall, prior to transferring or causing to be transferred personal information to the Escrow Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Escrow Agent shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Escrow Agent agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Escrow Agreement and to comply with applicable laws and not to use it for any other purpose except with the consent of or direction from the Acquired Company or the individual involved or as permitted by Privacy Laws; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

10.11	Force Majeure

The Escrow Agent shall not be personally liable to the other parties, or held in breach of this Escrow Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of acts of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Escrow Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

10.12	Severability

If any provision of this Escrow Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.

10.13	Counterparts

This Escrow Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original but all of which taken together shall be deemed to constitute one and the same agreement. A facsimile transmission or email of this Escrow Agreement bearing a signature on behalf of a party shall be legal and binding on such party.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have executed this Escrow Agreement.

PURCHASER

2393514 ONTARIO INC.

By:
Name:
Title:

ESCROW AGENT

OLYMPIA TRANSFER SERVICES INC.

By:
Name:
Title:

SELLERS’ AGENT

PEF 2005 ALUMICOR INVESTMENT LIMITED PARTNERSHIP, by its General Partner, FCPI Alumicor GP Inc.

By:
Name:
Title:

[Signature page to the Escrow Agreement]

Schedule 2.6(a)

Target Working Capital Definition

All figures in ,000’s CAD

Calculation Guidelines:

“Net Working Capital” means the excess, as of the close of business on the day immediately preceding the Closing Date, of the consolidated current assets of the Acquired Company over the consolidated current liabilities of the Acquired Company, in each case, of the type described below and included in the illustrative calculation below.

1. The calculation of Net Working Capital shall be prepared in accordance with generally accepted accounting principles using the same methodologies, procedures and principles used in the preparation of the Company Financial Statements except as set forth below in this Schedule.

2. The Net Working Capital calculation shall only include those assets and liabilities as specifically described in this Schedule:

Accounts receivable – Net Working Capital shall include accounts receivable for the Acquired Company, except for the following items: account #11000215 (A/R – trade USA), which includes receivables related to Alumicor Corp., and the corresponding allowance, which comprises $115,000 within account #10000260 (A/R – allowance for doubtful accounts) as of August 23, 2013. For clarity, the $115,000 allowance related to Alumicor Corp. does not constitute the total balance of account #10000260, the remaining amount of which shall be included in Net Working Capital. Accounts receivable shall be stated net of an allowance for doubtful accounts determined in accordance with past practices and reconciled to a detailed listing of accounts identified as doubtful or in collection. The allowance for doubtful accounts is calculated by a combination of (a) specific customer circumstances; and (b) credit conditions and history of write-offs and subsequent collections. For clarity, any non-customer specific allowances (commonly known as general reserves) must be maintained at a level consistent with the financial statements over the trailing 12-month period ending August 23, 2013.

Accounts receivable – progress billings – Net Working Capital shall include accounts receivable – progress billings for the Acquired Company.

Other receivables – Net Working Capital shall include other receivables for the Acquired Company.

Inventory – Inventory shall be included in Net Working Capital and shall be calculated as the sum of the following accounts: inventory – raw material, inventory – finished goods, variance – std costs vs. actual prod’n costs, variance – P.O. to invoice and variance – purchasing. Inventory shall be stated net of a provision for obsolescence determined in accordance with past practices and reconciled to system generated reports. Any adjustment arising from a physical inventory count conducted within three (3) weeks after the Closing Date shall be applied to the value of inventory prior to the calculation of the Closing Date Working Capital.

Work in progress – Net Working Capital shall include all work in progress for the Acquired Company.

Deferred revenue – Net Working Capital shall include all deferred revenue for the Acquired Company. For clarity, deferred revenue is a decrease to current assets.

Prepaid expenses – Net Working Capital shall include all prepaid expenses for the Acquired Company.

Trade accounts payable – Trade accounts payable shall be included in Net Working Capital and shall include all trade accounts payable related to any goods or services received prior to the close of business on the day immediately preceding the Closing Date, whether or not an invoice has been received by the close of business on the day immediately preceding the Closing Date. Any Transaction Expenses shall be excluded.

Payroll and withholding taxes payable – Payroll and withholding taxes payable shall be included in Net Working Capital and shall include all accrued payroll and withholding taxes payable associated with goods produced and services provided as of the close of business on the day immediately preceding the Closing Date. For clarity, payroll and withholding taxes payable includes sales taxes payable and shall include all accrued sales taxes payable associated with sales generated prior to the close of business on the day immediately preceding the Closing Date.

Accrued liabilities – Except as noted within this paragraph, accrued liabilities shall be included in Net Working Capital and shall include all accrued liabilities associated with any goods or services received or revenue generated prior to the close of business on the day immediately preceding the Closing Date, whether or not an invoice has been received by the close of business on the day immediately preceding the Closing Date. Net Working Capital shall exclude any transaction-related retention bonuses and the portion of account #10002210 (accrued liabilities – non-inventory) that is related to debt or interest accruals.

Future income tax liability (previously known as future taxes) – Liabilities accrued for future income taxes shall be included in Net Working Capital.

Income tax payable – Income tax payable shall be included in Net Working Capital.

(Illustrative calculation follows)

Illustrative calculation (assuming a Closing Date of August 23, 2013):

Type	Category	General Ledger Accounts	Sample Net Working Capital Calculation as of August 23, 2013
Current assets	Accounts receivable	10000210, 11000210, 12000210, 13000210, 14000210, 12000215, 13000215, 14000215, 10000260 (partial), 14000260	$12,399,555

Current assets	Accounts receivable – progress billings	10000220	$185,918

Current assets	Other receivables	10000240, 10000250, 12000255, 10000270	$146,858

Current assets	Inventory

10000610,     11000610,     12000610,

13000610,     14000610,     11000612,

11000613,     14000613,     10000614,

11000614,     10000670,     11000670,

12000670,     10000675,     10000680,

11000680,     12000680,     13000680,

14000680,     11000690,     12000690,

13000690,     14000690,     11000611,

12000611,     13000611,     14000611,

10000860,     11000860,     12000860,

13000860,     14000860,     10000864,

11000864,     12000864,     13000864,

14000864,     10000866,     11000866,

12000866,     13000866,     14000866,

10000868,     11000868,     13000868,

14000868,     10000870,     11000870,

13000870,     14000870,     10000872,

11000872,     12000872,     13000872,

14000872,     10000851,     11000851,

13000851,     14000851,     11000852,

13000852,     14000852,     11000853,

11000862,     10000831,     11000831,

12000831,     13000831,     14000831,

10000841,     11000841,     12000841,

13000841,     14000841

			$4,209,521

Current	Work in	10000620, 11000620, 12000620, 13000620, 14000620, 10000630,	$429,344

assets	progress	11000630, 12000630, 13000630, 14000630, 10000660, 11000660, 12000660, 13000660, 14000660, 11000661, 12000661, 13000661, 14000661

Current assets	Deferred revenue	11000662, 12000662, 13000662, 14000662	($180,503)

Current assets	Prepaid expenses	11000510, 13000510, 14000510, 11000520, 14000520, 10000530, 11000530, 12000530, 13000530, 14000530, 10000540, 11000540, 13000540, 14000540, 10000550, 11000550, 12000550, 13000550, 14000550	$399,591

Current liabilities	Trade accounts payable	10001601, 10001602, 10001603, 10001610, 10001612	$1,587,089

Current liabilities	Payroll and withholding taxes payable	10001740, 10001750, 10001760, 10001770, 10001780, 10001790, 10002001, 10002002, 10002003, 10002004, 10002005, 10002006, 10002007, 10002008, 10002009, 10002010, 10002020, 10002021, 10002022	$277,405

Current liabilities	Accrued liabilities	10001710, 11001710, 10001720, 11001720, 12001720, 13001720, 14001720, 10001730, 11001730, 12001730, 13001730, 14001730, 10001731, 11001731, 12001731, 13001731, 14001731, 10001810, 10001811, 10001800, 10001820, 10001830, 10001840, 12002250, 10002210 (partial), 10002211, 10002212, 11002213, 12002213, 13002213, 14002213, 10002220, 10002240, 12002240, 10002225, 10002401	$2,290,019

Current liabilities	Future income tax liability	10002411	$1,254,796

Current liabilities	Income tax payable	10002431	($246,240)

Net Working Capital as of August 23, 2013			$12,427,215

Note to Schedule: No general ledger accounts have been added to or modified in the Acquired Company’s chart of accounts that were not in existence or taken into account in the Acquired Company’s balance sheet as of August 23, 2013.